INVESTOR DISCLOSURE PACKET

CREATIVEHOMIES HQ LLC

(a Delaware limited liability company)

$750,000

Limited Liability Company Interests

CreativeHomies HQ LLC

1420 NW Lovejoy St 426

Portland, OR 97209

July 20, 2022

TABLE OF CONTENTS

FORM C

PURPOSE OF THIS FORM

§227.201 (a) BASIC INFORMATION ABOUT THE COMPANY

§227.201 (b) DIRECTORS AND OFFICERS OF THE COMPANY

§227.201 (c) EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

§227.201 (d) THE COMPANY'S BUSINESS AND BUSINESS PLAN

§227.201 (e) NUMBER OF EMPLOYEES

§227.201 (f) RISKS OF INVESTING

§227.201 (g) TARGET OFFERING AMOUNT AND OFFERING DEADLINE

§227.201 (h) COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

§227.201 (i) HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

§227.201 (j) THE INVESTMENT PROCESS

§227.201 (k) MATERIAL CHANGES

§227.201 (l) PRICE OF THE SECURITIES

§227.201 (m) TERMS OF THE SECURITIES

§227.201 (n) THE FUNDING PORTAL

§227.201 (o) COMPENSATION OF THE FUNDING PORTAL

§227.201 (p) INDEBTEDNESS OF THE COMPANY

§227.201 (q) OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

§227.201 (r) TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

§227.201 (s) THE COMPANY'S FINANCIAL CONDITION

§227.201 (t) THE COMPANY'S FINANCIAL STATEMENTS

§227.201 (u) DISQUALIFICATION EVENTS

§227.201 (v) UPDATES ON THE PROGRESS OF THE OFFERING

§227.201 (w) ANNUAL REPORTS FOR THE COMPANY

§227.201 (x) OUR COMPLIANCE WITH REPORTING OBLIGATIONS

§227.201 (y) OTHER IMPORTANT INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

§227.201 (Z) TESTING THE WATERS MATERIALS

EXHIBIT A: THE BUSINESS PLAN

EXHIBIT B: RISKS OF INVESTING

EXHIBIT C: REG CF INVESTMENT AGREEMENT

EXHIBIT D: LLC AGREEMENT

EXHIBIT E: SUMMARY OF LLC AGREEMENT

EXHIBIT F: FINANCIAL STATEMENTS

EXHIBIT G: FEDERAL INCOME TAX CONSEQUENCES

EXHIBIT H: LEASE AGREEMENT

EXHIBIT I: BACKGROUND CHECKS

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	CreativeHomies HQ LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	December 10, 2021
Kind of Entity (Check One)	_____ Corporation __X__ Limited liability company _____ Limited Partnership
Street Address	1420 NW Lovejoy Street, #426 Portland, OR 97209
Website Address	https://www.creativehomies.com

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

Will the Company use a special purpose vehicle (SPV) in this offering?

YES _____

NO _____X_____

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Cyrus Coleman	
All positions with the Company and How Long for Each Position	**Position:** Manager of Creative Homies HQ, LLC	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Product graphic designer.	
Principal Occupation During Last Three Years	Product Graphic Designer II - NBA Uniforms and Product Graphic Designer I - Basketball Apparel with Nike	
Has this Person Been Employed by Anyone Else During the Last Three Years?	___X__ Yes ______ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Nike Inc.	**Business:** Sports Apparel

Person #2

Name	Adewale Agboola	
All positions with the Company and How Long for Each Position	**Position:** Manager of Creative Homies HQ, LLC	**How Long**: Since inception
Business Experience During Last Three Years (Brief Description)	Photographer and creative director.	
Principal Occupation During Last Three Years	Self Employed- GoodHomies Studio	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X___ Yes ______ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Merlin/Lowe	**Business:** Media/Advertising

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company. This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Cyrus Coleman, 50%
Name	Adewale Agboola, 50%

§227.201(d) – The Company's Business and Business Plan

About the Vision

Cyrus Coleman and Adewale Agboola (pronounced "WAH-Lay") have purchased the historic Enterprise Building originally constructed in 1905. The 20,000 square foot building is three floors with a full basement and is located at 433 NW 4th Avenue, Portland, Oregon.[1] Cyrus and Adewale plan to repurpose it as a creative hub dedicated to the BIPOC (Black and Indigenous People Of Color) community in Portland and are calling it the Creative Homies Enterprise Building (the "Building").

Adewale and Cyrus want this Building to fill critical gaps in the market for the growing BIPOC community in Portland. A series of curated spaces are being designed, ranging from a subterranean music bar and lounge to a museum-style gallery, cafe/wine bar and boutique store, a full production studio space, with equipment rental and creative space available for use by the Portland creative community along with rental lodging for studio guests. The Building will be owned and operated by CreativeHomies HQ, LLC (the "Company"), and managed by Cyrus Coleman and Adewale Agboola through the entity they have created, Creative Homies LLC (the"Manager" or "Sponsor".) The building will be leased to Creative Homies LLC and the Company is raising funds to complete the renovation and tenant fit out for the planned use. 100% of net operating income from the business will be paid in rent. See Exhibit H: Lease Agreement.

The Building is located in Old Town/Chinatown, a busy historic district in downtown Portland.[2] This neighborhood has casual eateries, teahouses, and a lively nightlife scene, plus the famous Voodoo Doughnut shop.[3] The Portland Chinatown Museum, Lan Su Chinese Garden, and the underground Shanghai Tunnels are additional local highlights.[4][5][6] The building is also next door to the neighborhood's

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[1] https://goo.gl/maps/ab4SrvhixNnFJTUC9

[2] https://www.travelportland.com/neighborhoods/old-town-chinatown/

[3] https://www.voodoodoughnut.com/locations/

[4] https://www.portlandchinatownmuseum.org/

[5] https://lansugarden.org/visit/hours-admission/

[6] http://www.portlandtunnels.com/welcome-to-the-shanghai-tunnel-tours.html

first fair market value residence, Old Town Lofts, and the Japanese American Museum of Oregon.[7] [8] The Building is also historical itself and was originally constructed in 1905.

One of Portland's target industry clusters is the Athletic + Outdoor. Nike, Adidas, Columbia Sportswear, and Under Armour all have major facilities or are headquartered in the Portland area and recruit diverse talent from all over the world.[9] Many of these hires are BIPOC, but there are few businesses that are owned and cater to BIPOC customers. For example, Portland is well-known for its dining scene, with over 11,000 restaurants, yet only 80 are Black-owned, or barely above 0.5 percent.[10] By repurposing this building as a creative hub, with both spaces and services dedicated to the BIPOC community, we plan to meet this demand for businesses that are owned and serve the BIPOC community.

Portland is already known for its world-class restaurant, brewing, distilling, and craft-coffee, local food production, as well as a quirky counterculture, music scene, and excellent access to the outdoors.[11] [12] [13] [14] [15] [16] [17] Two areas Portland has struggled in is to provide access to wealth-building through real-estate, and to support growing businesses for its expanding BIPOC community. As Portland rebuilds into a better version of itself, we want to help shape the vision for the future. This creative hub will be owned and operated by Black Professionals in a city where Black ownership is rare. We understand the needs of our community and will create a special place in Portland: A space where the BIPOC community can feel empowered to share in their community's vision, perspective, and point of view in a meaningful and authentic way. We plan to lead and inspire a greater community of creative culture in Portland by empowering marginalized voices, not only by example, but through our collaborative efforts.

See Exhibit A for the business plan.

About the Project

We completed a S.W.O.T analysis (Strengths, Weaknesses, Opportunities and Threats) before finalizing the planned use of space in the building. See Exhibit A: The Business Plan for the complete analysis.

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[7] https://jamo.org/

[8] http://www.pearldistrictproperties.com/pearl-district-old-town-lofts.html

[9] https://prosperportland.us/portfolio-items/athletic-outdoor/

[10] https://www.travelportland.com/culture/black-owned-restaurants-week/

[11] https://www.smartmeetings.com/meeting-planning/food-and-beverage/121592/portland-ranked-foodie-city

[12] https://www.oregonlive.com/life-and-culture/erry-2018/12/5f7c2b69628468/portland-named-best-us-city-fo.html

[13] https://craftspiritsmag.com/2019/07/29/a-closer-look-at-portland-distilleries/

[14] https://wallethub.com/edu/best-cities-for-coffee-lovers/23739

[15] https://reasonstobecheerful.world/the-redd-portland-local-food-hub-small-farms/

[16] http://www.hasson.com/blog/2019/02/ultimate-music-lovers-guide-portland-oregon/

[17] https://www.businessinsider.com/best-places-to-live-if-you-love-the-outdoors-2016-6#3-portland-oregon-23

The Basement: Soul King Music Lounge & Speakeasy.

Many classic music clubs showcasing high profile artists in Portland have closed. There are currently very few active jazz venues and few black-owned venues in Portland.[18] Soul King Music Lounge is planned to fill this gap. Hidden in the bar, there will also be a speak easy for a more private dining experience.

Dan Lenzen, who has managed bars around the country for the last thirty-five years, will act as general manager, managing all areas of menu development, hiring and health & safety requirements, to provide a classic music venue, with a well-developed food and beverage menu, and room to dance. [19]

Floor 1: Gallery + Retail.

The 4,000 square foot first floor is planned as a rentable event space, art gallery, boutique, coffee shop/wine bar. There will also be access to a fully equipped commercial prep kitchen in the basement for event catering.

Our gallery will cater to the BIPOC community. Unlike many local galleries it is planned to include interactive components, and space of installation art along with relevant music. The cafe and boutique will be designed to enhance the gallery experience, allowing visitors to stay longer and build community, as well as purchase additional products and artist merchandise.

Floor 2: Makerspace

The 4,000 square foot second floor is planned to be repurposed as lease-able studio space, with accommodations for up to 44 creatives at a time, as well as shared amenities like large-format printers, wet/dry room, 3D printers, and silk screen printers. Additional supplies, tools, and resources will be available for rent from an on-site artist concierge. Storage space will also be included with monthly rental. If members require a more curated and custom space for their creative needs, there will be three private studios available to rent at monthly rates within the space. We will also have a soundproof recording space adjacent to the private studios.

Floor 3: Studio Space + Green Room

In our S.W.O.T analysis, we discovered that most studios don't include the equipment and tools needed by creatives. Furthermore, most production spaces are not in proximity to other BIPOC creatives and their creative energy. We plan to change that with our creative hub.

At around 4,000 square feet, the third floor is planned to house a green room and a production studio to supply photographers and creatives with everything they need for production in one spot. Amenities planned include a 180-degree seamless photo cove, daylight windows, a scene shop, green room + kitchen, cutting-edge rental equipment, changing room and make up area, a conference room, a lounge

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[18] https://www.oregonmusicnews.com/jd-coffeeshop-conversations286

[19] https://www.linkedin.com/in/dan-lenzen-9a929698/

and community table as well as grip options. The Creative Homies building, and our team will be prepared to meet all of their needs.

Studio rental will start at $1500/Hr + Grip package. Equipment rentals will be additional and include options such as the full line of DSLRs and Mirrorless cameras from Canon, Nikon, Sony, and Fujifilm. Support expertise to help select the model that best suits the intended shooting style will be provided. Professional quality lenses and accessories will also be available to complete any system perfectly.

Cyrus and Adewale, who together have 15 years of production and studio knowledge, will co-manage the gallery space, coordinating artists on rotation and marketing the venue for private events.

AIA 2021 Firm of the year, Holst Architecture, with strong ties to the Old Town neighborhood, has been engaged for the project. They have worked on previous renovations of this building in 2003-2005.[20] [21] Their experience in all types and sizes of real estate development, along with their experience in the permitting process for historic neighborhoods, will help to keep the project on time and on budget.

Timeline for Development:

December 31, 2021	Purchase of the building
Spring/Summer 2022	Architectural design and permit submission
Summer 2022	Permitting approved and construction begins
Summer/Fall 2022	Procurement and pre-sales for 2023 Studio + events rentals
Spring 2023	Grand opening

About the Demographic

"According to census data, Oregon is now 71.7 percent white (That number dips down slightly in Multnomah County, which is 65.7 percent white.) [22]

That's still a clear majority, ranking us in the bottom half of the nation in terms of diversity. But it's a definitive change from 2010 census results, when 78.5 of Oregonians were white. Furthermore, there is a growing BIPOC community in Portland, where 30% of Portland's population now identifies as something other than white. These communities continue to have the lowest rate of property ownership in Oregon.[23] [24] Nike, Adidas and other major local companies are importing creatives and talent with diverse backgrounds and upbringings, but there is no place for them to gather together in Portland.[25] Our creative hub seeks to fill that gap. As a Black-owned creative studio in Portland, Creative Homies Enterprise

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[20] https://holstarc.com/news/firm-of-the-year

[21] https://holstarc.com/

[22] https://www.census.gov/library/visualizations/interactive/racial-and-ethnic-diversity-in-the-united-states-2010-and-2020-census.html

[23] https://www.census.gov/quickfacts/portlandcityoregon

[24] https://www.oregonlegislature.gov/citizen_engagement/Reports/2019-JARDHO-Addressing%20Barriers%20to%20Home%20Ownership%20for%20People%20of%20Color%20in%20Oregon.pdf

[25] https://www.cnn.com/2020/06/09/business/adidas-diverse-hiring-initiative/index.html

Building plans to be the focal point of Portland's creative BIPOC Community providing space where every person and voice can be heard, experiences exchanged, and connections made.

About the Target Market

Target customers come from a variety of backgrounds:

BIPOC Creatives/Businesses: Black and Indigenous People of Color (BIPOC) are seeking community here in Portland. There are few creative spaces where they feel accepted as they are, let alone have the resources to express themselves without fear of being overlooked or misunderstood. We plan to provide a safe space where authentic collaboration and energy can be shared and compounded on.[26] A place where multi disciplines will appreciate and inspire one another, and the BIPOC community can create from a place of safety and rest.

Corporate Creative Agencies: Our hope is that the building will also attract major creative agency partners, such as the partners we have fostered throughout our own careers. Weiden + Kennedy, Adidas, Nike, Industry, Thesis all offer their teams creative "offsite" opportunities. These partners will be encouraged to utilize and support the spaces within the building, whether it's for a private event, or a need for production space. Our building can be a place where connections can be made between employers, brands and the BIPOC community. Creative Homies will be a source that can be tapped into for major brands and industries alike.

Local Young Adults: As two Black men, we understand how important it is for people to see a future for themselves that they might not otherwise be able to see. Creative Homies plans to host events and talks with Black professionals, offer creative internships, and foster mentorship opportunities for kids in the community.

Music Artists: There is a strong music scene here in Portland. Cyrus's father, Tony Coleman, was BB King's Drummer for 35+ years, and is known as a legendary drummer in the music industry. Tony will serve as Creative Homies' music director, and will use his local, national and international connections, as well as his role as one of the organizers of Portland Blues Festival, to attract musicians interested in intimate music venues with a unique artist/listener setting.[27] Planned talented acts to be featured in the music lounge will range from local DJs, spoken word poets, live bands, and major artists looking for a limited and exclusive offering.

Fine Artists: Founders Cyrus and Adewale are experienced visual creatives and leaders in their respective industries. As such, they plan to showcase their work in the gallery along with a rotation of additional curated artists. The gallery will also double as an event space. Talented artists who need tools and spaces to create will also be encouraged to utilize the makerspace and private studios on the second floor.

Coffee Drinkers / Foodies: Portland is known for its coffee and food scene. Cyrus and Adewale plan to partner with the best local chefs and coffee artisans in the Portland community to attract and support people looking to indulge their taste buds.

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[26] https://www.thebipocproject.org/our-approach
[27] http://www.waterfrontbluesfest.com/

About the Team

Cyrus Coleman comes from a long line of esteemed African American cultural icons.[28] His great Uncle Willard "Home Run" Brown, is in the National Baseball Hall of Fame and was the first African American baseball player to hit a homer in the American League.[29] His Grandfather Carlton "King" Coleman is an R&B singer and DJ who coined the "Mash Potato Dance" with James Brown in the late 50s and is in the Apollo Theatre's hall of Fame. His Father Tony "TC" Coleman was the late BB King's drummer for 35+ years and is a legend in his own right.[30]

Cyrus grew up with an athletic and artistic mindset and passion his entire life. He got his start professionally after receiving a bachelor's in fine arts in Communication Design from one of our nation's top design schools, The University of North Texas. While there, he honed his skills as an effective conceptual thinker and, most importantly, a creative problem solver in the disciplines of Advertising, Graphic Design, and Visual Arts. Since his time at university, he has become an accomplished artist and designer based in Portland Oregon where he works as an NBA uniform designer for Nike. Some of Cyrus' uniforms you may have seen range from the Minnesota Timberwolves "Prince" City Edition and the Atlanta Hawks "MLK" City Edition amongst many others.[31] [32] In addition to his day job, Cyrus has helped organize an annual "Check Your Swoosh" art show benefiting Make-A-Wish in honor of the late great Andrew Woodruff. In November of 2021 Cyrus had his first solo art show, Calm Cool Creative Presents: "Black Label" to announce this new endeavor, "Creative Homies" with his business partner Adewale Agboola.[33]

While Cyrus has achieved some success early in his career this is just the beginning of the path he is following, blazed by his previously mentioned forefathers. We're excited to see what the future has in store for him.

Adewale is a photographic artist.[34] His work is simply emotionally driven, capturing the mood and demeanor of his subjects in powerful photographic images. He is well-versed in understanding human emotion, art + storytelling and not afraid to express his strong emotions through his work.

Adewale attended Mankato state university for Aviation and studio art. After being recruited to travel to China one summer to photograph lifestyle, Adewale became fascinated with the art of photography and creative directing. Now, after a 15- year career in the creative industry, he has worked with clients such as Nike, Target, Adidas, Wolf and Shepherd, redwing, RedBull, General Mills, Invisalign, Lil Nas X, Gronk, Bon Iver, The national, Chastity brown, Indigo girls, Ani Difranco and the list goes on.

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[28] www.calmcoolcreative.com

[29] https://baseballhall.org/hall-of-famers/brown-willard

[30] https://www.musicinstrumentnews.co.uk/2021/12/02/tony-t-c-coleman-interview-ahead-of-the-uk-drum-show/

[31] https://www.nba.com/timberwolves/news/timberwolves-unveil-prince-inspired-city-edition-uniforms

[32] https://www.nba.com/hawks/mlk

[33] https://www.calmcoolcreative.com/black-label-gallery

[34] https://www.deenstudio.com/

Adewale is fascinated by people and has a genuine love for everyone he meets. His superpower is bringing like-minded people together. His ability to communicate and encapsulate moments from extreme to intimate is born of a deep and natural understanding of emotion. His photographs speak for themselves because of the beauty and truth they lay bare.

Equity Development Lab has provided real estate development consulting assistance to Cyrus and Adewale for this project. Jonathan Cohen and Jessie Burke are the experienced development consultants behind Equity Development Lab, LLC. They provide a range of services to support small and first-time business owners, property owners and developers. They have been operating small businesses- ranging from contracting business, to hotels, to a bakery- since 2003. They currently own and operate The Society Hotels, a collection of affordable boutique hotels in the Portland, Oregon area.[35] As experienced owner-operators of their own businesses, they can assist clients with business plan development, business financing, real estate brokerage, development assistance, project management, and startup resources and operations training.

About the Change

SMALL CHANGE INDEX™



MOBILITY



COMMUNITY



ECONOMIC VITALITY

Urban location	✓	Street life	✓	Underserved community	✓
Walkable	✓	Third Place	✓	Jobs Created	✓
Bike friendly	✓	Park or Plaza	✓	Incubator	✓
Business Corridor	✓	Building reuse or infill	✓	Diverse workforce	✓
Public or other transit	✓	Affordable housing		Green features	✓
Fix your own transport		Fresh food access	✓	Even more green	✓
Transit oriented development		Minimized site disturbance	✓	Reduced parking	✓

About the Offering

The Company is engaged in a Regulation Crowdfunding (Reg CF) offering (the "Offering") to raise money to purchase, renovate and manage, as a creative hub, the building located at 433 NEW 4th Avenue, Portland, Oregon, 97209.

We are trying to raise a maximum of $750,000, but we will move forward with the Project and use investor funds if we are able to raise at least $150,000 (the "Target Amount"). If we have not raised at least the Target Amount by 11:59 pm on January 20, 2023, EST (the "Target Date"), we will terminate the Offering and return 100% of their money to anyone who has subscribed.

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[35] https://thesocietyhotel.com/

The minimum you can invest in the Offering is $500. Investments above $500 may be made in $100 increments (e.g., $600 or $700, but not $750). An investor may cancel his or her commitment up until 11:59 pm on January 18, 2023, EST (i.e., two days before the Target Date). If we have raised at least the Target Amount, we might decide to accept the funds and admit investors to the Company before the Target Date; in that case we will notify you and give you the right to cancel.

After we accept the funds and admit investors to the Company, whether on the Target Date or before, we will continue the Offering until we have raised the maximum amount.

The SEC is considering other changes to Reg CF, in addition to raising the maximum offering amount. Where applicable, we will reference possible changes in the applicable sections of this Form C.

Investments under Reg CF are offered by NSSC Funding Portal, LLC, a licensed funding portal.

Key Deal Points

- **Black-owned.** Project led and owned by black team.
- **BIPOC community hub.** A safe space for the creative BIPOC community.
- **Creative energy.** Jazz bar, art gallery and studio space planned.
- **Creative services.** Studio and equipment rental and event space.
- **Revitalization.** Repurposing of historic building in Old Town.
- **Urban density.** Plenty of transit nearby.

Qualified Opportunity Zone

The Company intends to qualify as a "qualified opportunity fund," or "QOZF." This section summarizes the rules regarding QOZFs and the potential tax benefits for Investors. However, we are not tax advisors. Every Investor should consult with his or her own tax professional concerning an investment in the Company in general and the possible effect of the QOZF rules in particular.

Summary

Sections 1400Z-1 and 1400Z-2 were added to the Internal Revenue Code by the Tax Cuts and Jobs Act of 2017. Intended to stimulate economic activity in depressed areas, the rules generally allow investors to defer and even avoid Federal income tax on certain capital gains by investing in areas designated as "qualified opportunity zones."

Qualified Opportunity Zones

In general, a "qualified opportunity zone," or "QOZ," is a low-income area that has been designated as such by governmental authorities and approved by the United States Treasury Secretary. As of the date of this Disclosure Document, over 8,000 QOZs have been designated across the United States. The Project is located in a QOZ.

Qualified Opportunity Funds

A "qualified opportunity zone fund" or "QOZF" is a corporation or partnership (or an entity, like the Company, that is treated as a partnership for Federal income tax purposes) that holds 90% of its assets in any mix of the following assets:

- Stock of a corporation that is a "qualified opportunity zone business."
- An interest in a partnership that is a "qualified opportunity zone business."
- "Qualified opportunity zone business property."

A business is a "qualified opportunity zone business" if at least 70% of its tangible assets consist of "qualified opportunity zone business property."

"Qualified opportunity zone business property" means property that is:

- Located in a QOZ;
- Used by the QOZF or the qualified opportunity zone business in a trade or business; and
- Either:
  - The original use of the property began with the QOZF; or
  - During any 30 months following the date of acquisition, the QOZF "substantially improves" the property, which means spending at least as much to renovate or improve the property as it paid to acquire it.

The Internal Revenue Service ("IRS") has clarified that where a QOZF purchases land and improvements, then in determining whether the QOZF has "substantially improved" the property, only the cost of the building is taken into account, not the cost of the land.

EXAMPLE: Suppose a QOZF purchases land and a building for $2 million, of which $1,500,000 million is attributable to the land cost and $500,000 to the building. The QOZF will be deemed to have "substantially improved" the property if it spends at least $500,000 to renovate the building during any period of 30 months following acquisition.

Application to Company

Because the Project is located in a QOZ and will be used in a trade or business (the trade or business of developing and operating the building) it will be treated as "qualified opportunity zone business property" if either (i) the original use of the Project begins with the Company, or (ii) within 30 months the Company "substantially improves" the Project.[36] Because the Project is not new, the original use will not begin with the Company. However, we believe the renovations planned by the Company (discussed below) should qualify as "substantial improvements" for purposes of the law.]

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[36] https://geo.maps.arcgis.com/apps/webappviewer/index.html?id=b0c1911ad4874692be4651d7ba71e77e

Thus, the Project should be treated as "qualified opportunity zone business property" and, because the Project will make up more than 90% of the Company's assets, the Company should be treated as a QOZF, with the attendant potential tax benefits for investors.

Potential Tax Benefits

Investing in a QOZF can allow a taxpayer to defer and possibly avoid Federal income taxes on capital gains.

a) Level One Savings: A taxpayer who realizes a capital gain and invests an amount equal to the gain in a QOZF within 180 days can defer recognizing (and thus paying tax on) the gain until the earlier of (i) the date the taxpayer sells his or her interest in the QOZF, or (ii) December 31, 2026.

b) Level Two Savings: If the taxpayer holds his or her investment in the QOZF for at least five years, he or she can increase his or her tax basis in the QOZF by 10% of the gain deferred, further reducing his or her tax bill.

c) —Level Three Savings: If the taxpayer holds the QOZF for at least 10 years, he or she pays no capital gain tax on the appreciation in the QOZF.

NOTE: As described above, the potential tax benefits associated with investing in a QOZF *depend on the individual tax circumstances of the investor*. Consult with your personal tax advisors before investing.

About the Finances

Total development costs of approximately $4.12 million will be financed with an SBA 504 loan of approximately $2.6 million, a Prosper Portland Commercial Property Redevelopment Loan of $700,000, a $50,000 Prosper Portland PIP Grant, owner equity of $21,000 and $750,000 in equity raised through this offering.

The Company plans to distribute its Available Cash 50% to Investor Members and 50% to the Sponsor as a promoted interest, until Investor Members have received 2.5 times their original investment back.

The financing assumptions to purchase and develop the project are as follows:

Projects costs	Total	Acquisition	Tenant Fit Out
Property refinancing + closing costs	2,150,000	2,150,000	
Soft costs + Operating reserves	979,872		979,872
Hard costs for tenant improvements	991,128		991,128
Total project costs	**4,121,000**	**2,150,000**	**1,971,000**
Sources			
Prosper Portland Commercial Property Redevelopment Loan	700,000		700,000
Prosper Portland PIP Grant	50,000		50,000
Small Change equity investors	750,000		750,000
Owner Contribution	21,000	21,000	
SBA 504 Loan	2,600,000	2,129,000	471,000
Total sources	**4,121,000**	**2,150,000**	**1,971,000**

During the holding period the Company expects cash flow from operations to increase from approximately $101,000 in year one to approximately $562,000 in year four. The Company plans on refinancing the project in year 5. For more detail review budget and proforma in Exhibit A: The Business Plan.

Investor Return

The Company plans to distribute its Available Cash 50% to Investor Members and 50% to the Sponsor as a promoted interest, until Investor Members have received 2.5 times their original investment back.

Investor Members may still maintain their ownership of the Company, but no longer receive a return after reaching 2.5 times their original investment amount. In other words, an investment of $1,000 may return a maximum of $2,500 including the original investment amount. For clarity, once the Investor Members have received 2.5 times their original investment amount back, Investor Member shares can be redeemed by the Company at no cost.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.
- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached Exhibit B: Risks of Investing for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions
This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Target Offering Amount $150,000

Offering Deadline   January 20, 2023

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:
This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	__X__ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$750,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate.

	__X__ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $150,000:

Use of Money	How Much (approximately)
Cost of Construction/ Tenant Fit Out	$150,000
TOTAL	**$150,000**

If we raise the maximum goal of $750,000:

Use of Money	How Much (approximately)
Cost of Construction/ Tenant Fit Out	$750,000
TOTAL	**$750,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the business plan, and the Campaign Page
- If you decide to invest, press the *Add Some Change* button
- Follow the instructions

To Cancel Your Investment

Send an email to hello@smallchange.co no later than 48 hours before the Offering Deadline. In your email, include your name and the name of the Company.

Note

For more information about the investment and cancellation process, see the Educational Materials on Small Change.[37] See also the Investment Agreement attached, Exhibit C: Reg CF Investment Agreement.

---

[37] www.smallchange.co

Required Statements

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

Small Change will notify Investors when and if the Target Offering Amount has been raised.

If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." The price is $1.00 per Investor Share.

We arrived at the price of Investor Shares as follows:

- We estimated how much money we need to complete the project.
- We estimated the value of the project when it's completed.
- We estimated what we believe is a fair return to Investors.
- Based on those estimates, we established the manner for sharing profits in our LLC Agreement.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." When you purchase an Investor Share, you will become an owner of the Company, which is a Delaware limited liability company. Your ownership will be governed by the limited liability company Agreement of the Company dated September 20, 2021, and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as Exhibit D: LLC Agreement.

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time. Under the LLC Agreement, the source of the distribution is immaterial. Instead, the Company shall distribute its Available Cash as follows until Investor Members have received 2.5 times their original investment back.

> o 50% to Investor Members: and

> o 50% to Sponsor as a promoted interest

Investor Members may still maintain their ownership of the Company, but no longer receive a return after reaching 2.5 times their original investment amount. In other words, an investment of $1,000 may return a maximum of $2,500 including the original investment amount. For clarity, once the Investor Members have received 2.5 times their original investment amount back, Investor Member shares can be redeemed by the Company at no cost.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

Once you pay for your Investor Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

No Right to Transfer

Investor Shares will be illiquid (meaning you might not be able to sell them) for four reasons:

● The LLC Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.
● If you want to sell your Investor Shares the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.
● Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly traded stock.
● For a period of one year, you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Investor Shares until the Company is dissolved.

Modification of Terms of Investor Shares

The terms of the Investor Shares may not be modified or amended.

Other Classes of Securities

As of now, the Company has only two classes of securities: Investor Shares and Sponsor Shares. The Investors in this Offering (which may include the Sponsor and its affiliates) will own all the Investor Shares, while all of the Sponsor Shares will be owned by the Manager.

The owner of the Sponsor Shares has the right to receive the distributions described above.

Whereas the owners of the Investor Shares have no right to vote or otherwise participate in the management of the Company, the Manager, who will own all the Sponsor Shares, has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Investor Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Investor Shares.

The Person Who Controls the Company

The Manager has complete control over the Company. Therefore, Mr. Cyrus Coleman and Mr. Adewale Agboola, who co-manage the Company, have complete control of the Company together.

How the Manager's Exercise of Rights Could Affect You

- The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Investor Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Investor Shares in the future. If we had to place a value on the Investor Shares, it would be based on the amount of money the owners of the Investor Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

● The risk that the person running the Company will do a bad job.
● The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
● The risk that your interests and the interests of the person running the Company aren't really aligned.
● The risk that you'll be "stuck" in the Company forever.
● The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $2,500; plus

A success fee equal to 5 % of the amount raised.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
Dan Salah	850,000	4.5%		Seller Financing
Bruce McFarlane	850,000	4.5%		Seller Financing

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
11/1/2021	Family and friends	Promissory notes	$102,200	Building Down Payment
11/1/2021	Family and Friends	Promissory notes	$250,000	Building Down Payment
11/1/2021	Family and Friends	Promissory notes	$400,000	Holding Costs + Soft Costs

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  o Anyone listed in your answer to question 227.201(b); or
  o Anyone listed in your answer to question 227.201(c); or
  o If the Company was organized within the last three years, any promotor you've used; or
  o Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  o Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
None				

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Delaware Limited liability company Act on December 10, 2021. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to renovate the building and begin operations, as described in our business plan as soon as the Offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will reduce the scope of re-development and operate the business within the current condition of the building, which is completely functional for all desired uses, just not ideal.

Capital Resources

The building was purchased at a cost of $2,100,000, or $131/sf, on 12/31/2021. The average sales price of downtown Portland office space was $325/sf between 2016-2019, which suggests substantial asset value.[38]

Other than the proceeds we hope to receive from the Offering, our only other source of capital is the loan from the bank.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit F: Financial Statements.

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.co). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

---

[38] https://www.commercialcafe.com/office-market-trends/us/or/portland/

A Company called CrowdCheck ran background checks on the principals of the Company (i.e., those covered by this rule). You can see the CrowdCheck reports attached as Exhibit I: Background Checks.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at www.creativehomies.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions
Read through everything you've told prospective Investors on this Form C, in the business and in Exhibit B: Risks of Investing. Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

We have nothing else to share.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering became effective.

The Company did not test the waters.

EXHIBIT A: BUSINESS PLAN


ONE WAY

Creative Homies Enterprise Building Business Plan

Spring 2023

Cyrus Coleman & Adewale Agboola
Creative Homies HQ LLC / Creative Homies LLC
www.creativehomies.com

---

433 NW 4th Avenue / 406 NW Glisan Street
Portland, OR 97209



Executive Summary

Overview

Creative Homies will convert the Enterprise Building into a finely curated creative hub supporting the BIPOC (Black and Indigenous People Of Color) community in Portland, with unique amenities including a postmodern music lounge located in the building basement level, a bright and airy ground floor coffee shop and wine bar with an adjacent gallery and retail space, and two upper stories of full production studio space, equipment rental and creative space for the BIPOC creative community.

This business will be the first of its kind in Portland: A space to feel empowered to share the BIPOC community's vision, perspective, and point of view in a meaningful and authentic way. These spaces are sorely needed, and we plan to lead and inspire a greater community of creative culture in Portland by empowering and providing a platform for marginalized voices.

Demand

There is a growing BIPOC community in Portland (30% of Portland's population now identifies as something other than white), but these communities tend to leave Portland within 3 years. Studies show the root cause of these mass departures is that marginalized communities cannot find where their community lives, works and gathers. The BIPOC community needs to know where to find other BIPOC community members.

As a Black-owned creative hub in Portland, our work tells powerful stories of individuals and brands. Creative Homies extends deep technical understanding of the visual arts to, and for, the BIPOC community. The Creative Homies Enterprise Building will be Portland's creative BIPOC Community's focal point, providing space where every person can gather, voices can be heard, experiences exchanged, and connections made.

Nike, Adidas and other major local companies are bringing in creatives and talent from diverse backgrounds and upbringings, but don't necessarily give them the tools and/or resources to navigate the Portland landscape.





Black or African American
45,370
Black or African American alone in Multnomah County, Oregon
82,655
Black or African American alone in Oregon
Table:
P1
Table Survey/Program:
2020 Decennial Census
Black or African American alone for All County Subdivisions within Multnomah County, Oregon
VIEW OPTIONS
WASHINGTON
MULTNOMAH
HOOD RIVER
Source: 2020 DEC Redistricting Data (PL 94-171)

Oregon counties
Washington County 58.0%
Jefferson County 56.6%
Multnomah County 53.9%
Marion County 53.9%
Morrow County 53.8%
Umatilla County 53.1%
Malheur County 53.0%
Hood River County 52.0%
Wasco County 46.9%
Yamhill County 42.6%
Polk County 42.6%
Klamath County 41.9%
Benton County 40.8%
Jackson County 39.6%
Clackamas County 38.9%
Lane County 37.7%
Lincoln County 37.1%
Lake County 34.9%
Tillamook County 34.0%
Linn County 33.1%
Clatsop County 32.2%
Coos County 31.1%
Josephine County 30.8%
Curry County 30.4%
Deschutes County 30.0%
Columbia County 28.5%
Douglas County 28.5%
Union County 28.3%
Crook County 27.9%
Harney County 25.7%
Diversity Index by County: 2020
Oregon: 46.1%
Interested in a particular county?
Enter a county in the search bar to highlight it.
Highlight County
Use the filter to change the state.
Oregon
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Change the year
2020
2010
Diversity Index
65.0% or more
55.0% to 64.9%
45.0% to 54.9%
35.0% to 44.9%
Less than 35.0%
United States Census Bureau
U.S. Department of Commerce
U.S. CENSUS BUREAU
census.gov
Note: Percentages may not add to 100 due to rounding. Ranking based on unrounded numbers.
Source: 2010 Census Redistricting Data (Public Law 94-171) Summary File; 2020 Census Redistricting Data (Public Law 94-171) Summary File.
Technical Note for "N."
Additional information is available for: Diversity Index, Race, Ethnicity, Race and Ethnicity Data in the 2020 Census.

Multnomah County, Oregon
2020
Diversity Index: 53.9%
Percentage of Total Population
White alone, not Hispanic or Latino 65.7%
Black or African American alone, not Hispanic or Latino 5.4%
American Indian and Alaska Native alone, not Hispanic or Latino 0.7%
Asian alone, not Hispanic or Latino 7.5%
Native Hawaiian and Other Pacific Islander alone, not Hispanic or Latino 0.6%
Some Other Race alone, not Hispanic or Latino 0.6%
Two or More Races, not Hispanic or Latino 6.8%
Hispanic or Latino 12.7%

Source: Census.gov

"According to census data, Oregon is now 71.7 percent white (That number dips down slightly in Multnomah County, which is 65.7 percent white.)

That's still a clear majority, ranking us in the bottom half of the nation in terms of diversity. But it's a definitive change from 2010 census results, when 78.5 of Oregonians were white. As a nation, we are 58.7 percent white."

- PDX Monthly

Details of Execution

Basement Level - Soul King Music Lounge: The Jazz club will hold 100 people in an impeccably designed postmodern interior aesthetic. A unique Asian/Soul Food fusion menu will be crafted by a local chef and mixologist, and entertainment will be a mix of dj and live music unlike Portland has ever experienced. A private dining experience will also be hidden within a Speakeasy.

1st Floor - Gallery + Retail + Coffee/Wine Cafe: The first floor will be home to our coffee shop and wine bar - a light and airy space that opens into a premier gallery space. A small lounge area will also serve as the curated retail space, which will be arranged like shopping out of the closet of the coolest person you know. Coffee will be sourced from Black-owned roasters, and the gallery and retail space will highlight BIPOC artists and craftspeople, Wine bar menu plus wholesale will be curated by Chausse Selection.

2nd Floor - Makerspace: With 15 years of production and studio knowledge, the second floor studio is where Creative Homies comes to life, with rentable studio space as well as equipment, tools + collaboration.

3rd Floor - Production Studio/Green Room/Meeting Room/Studio: The fourth will be a 2750sft production studio with a photocove that will stand 15-ft tall, with excellent natural light, blackout windows, as well as artist breakout rooms and conference unit. A green room will double as studio space for artists in residence as available. Meeting space for up to 15 people will also be available.






Company Formation and Structure



Real Estate Owner

Creative Homies HQ, LLC is a Delaware-registered LLC, with a foreign registry in Oregon.   It is the real estate holding company, with members Cyrus Coleman and Adewale Agboola, who each own 50%
Initial contributions are $10,500 from each member.

Operating Company

Creative Homies HQ, LLC will be offering an operating lease to Creative Homies, LLC, an Oregon-based LLC.   This company is held by Cyrus Coleman and Adewale Agboola, who each own 50%.   The operating company will be responsible for all business operations, and will pass 100% of Net Operating income as a lease payment.

Experienced business managers will be employed by the operating company, as described in the following section

Principals

Cyrus Coleman, Cyrus Coleman is an experienced design professional, currently working at Nike in Professional Basketball uniform design. He has 10 years of experience in all aspects of print, fabric, and fine arts, and his displayed his art in several prominent galleries and expositions. He also grew up surrounded by Jazz Royalty; his father served as the drummer for blues legend BB King for 32+ years, and his grandfather was legendary R+B artist, King Coleman.

Adewale Agboola A professional pilot by training, Adewale Agboola shifted his focus to fine arts after college. He is now a renowned photographer, having been contracted to work for Target, Adidas, National Geographic and others. He also has over 10 years experience as a studio and production manager.

Development And Operations Team

Development:

Architectural services will be provided by Holst, an AIA - award winning architecture firm with strong ties to the Old Town neighborhood, having previously worked on this building. Our general contractors will be Specialty Services Inc. With their depth and breadth of experience in all sizes of development, as well as the permitting process in an historic neighborhood, we are confident they can keep the project on time and on budget.

Operations:

Basement - Soul King Music Lounge: Dan Lenzen will serve as general manager, having managed bars around the country for the last forty years. Thirsty Lion and Dixie are a couple of his latest bars in Portland. Dan will bring his expertise to the Music Lounge, managing all areas of menu development, security, hiring and health and safety requirements.

Tony Coleman, former drummer for BB King, and father to owner, Cyrus Coleman, will curate the live music using his exhaustive network of Blues musicians locally and internationally.

1st Floor - Gallery + Retail: Devon Kayne, a gallery curator from Harlem, New York, in collaboration with Cyrus Coleman and Wale Agboola, will manage the gallery space, coordinating with artists and showings on rotation, marketing the venue for events.

2nd Floor - Makerspace: Ramonita Smith, a brand and marketing manager for NIKE, senior director of strategy at ONA Creative, and owner of SOLE Food PDX, will manage the membership programs for the private studio spaces and the shared creative equipment and tools.

3rd Floor - The Studio + Green Room: Ramonita Smith, a brand and marketing manager for NIKE, senior director of strategy at ONA Creative, and owner of SOLE Food PDX, will manage the production studio space, which includes a film studio, photo studio and video and photography equipment rental.

Industry Description and Outlook

One of the biggest attractions to Portland is its creative community. Portland has one of the densest creative populations per capita in the world, but the BIPOC community has the greatest opportunity for growth in the city. Nike, Adidas, Under Armour, KEEN, and other house name brands headquartered here are recruiting diverse talent from all over the world. This mix of opportunities draws a specific type of creative who is currently underserved in the Portland market: one who is craving genuine and unique experiences. The Creative Homies Enterprise Building, and businesses housed within it, will meet this demand. As Portland rebuilds into a better version of itself, we want to help shape the vision for the future. Becoming a travel destination on par with Seattle, San Francisco, and New York, known for fresh, local food, excellent restaurants, craft beer, wine, spirits, coffee, and creative community while also offering unparalleled access to outdoor activities and



wilderness, a quirky counterculture and a music scene. We want to share this with the world that is coming to experience Portland.

Target Market

Target customers come from several backgrounds:

BIPOC Creatives / Businesses: Black and Indigenous People of Color are seeking community here in Portland. There are few creative spaces where they feel accepted as they are, let alone have the resources to express themselves without fear of being overlooked or misunderstood. Creative Homies will provide a safe space where authentic collaboration and energy can be shared and compounded on. A place where multi disciplines will appreciate and inspire one another, and the BIPOC community can create from a place of safety and rest.

Corporate Creative Agencies: The space will also be an attraction for major creative agency partners Cyrus and Wale have fostered throughout their careers. Weiden + Kennedy, Adidas, Nike, Industry, Thesis all offer their teams creative "offsite" opportunities. These partners will be encouraged to utilize and support the spaces within the building. Whether it's for a private event, or a need for production space. There's a need more than ever to connect brands and businesses to the city center, and a community-oriented culture. Creative Homies will be a source that can be tapped into for major brands and industries alike.

Local Young Adults: As two Black men, Cyrus and Wale know the importance for young people to see a future for themselves that they might not otherwise have thought possible. Creative Homies will host events and talks with professionals, and offer creative internships, which will foster mentorship opportunities for kids in our community.

Music Artists: There is a strong music scene here in Portland. Cyrus's father, Tony Coleman, was BB King's Drummer for 35+ years, and is known as a legendary drummer in the music industry. He has unrivaled knowledge and experience producing artists and managing BB King's House of Blues acts. Tony will serve as Creative Homies' music director, and will use his local, national and international connections, as well as his role as one of the organizers of Portland Blues Festival, to attract musicians interested in intimate music venues with a unique artist/listener setting. Talent will range from local DJs, spoken word poets, and major artists looking for a limited and exclusive offering.

Fine Artists: Founders Cyrus and Wale are world class visual creatives and leaders in their respective industries. As such, the gallery will showcase their work periodically, and will rotate other curated artists for gallery shows as well. The gallery will double as an event space. Talented artists who need tools and spaces to create will also be encouraged to utilize the makerspace and private studios on the second floor.

Coffee Drinkers / Foodies: Portland, if known for nothing else, is known for the coffee and food scene. People travel from all over with high expectations in those departments. We will partner with the best local chefs and coffee artisans in the Portland community to attract and support that person looking to indulge their taste buds.

Location and Surroundings


Union Station/ NW 6th & Hoyt
Union Station/ NW 5th & Glisan
NW Glisan Street Ramp
NW Glisan St
Allora
Honeyman Hardware Lofts
Harlow
Lumber Room
Nuvrei
Fishbowl Two (at Blackfish Gallery)
PDX...
Adams and Ollman
Minnesota Hotel
Creative Homies LLC
Oregon Department of Transportation...
Japanese American Museum of Oregon
Timeshare Gallery
NW Flanders St
HOLDING Contemporary
Lattice Gallery
Garden Teahouse
NWEA
GOLD + ARROW
Lan Su Chinese Garden
Cock Gallery
Trattoria Gallo Nero
North Park Blocks
NW Everett St
World Foods
Deschutes Brewery Portland Public House
CC Slaughters Nightclub and Lounge
LAURA VINCENT DESIGN &...
Augen Gallery
Ground Kontrol Classic Arcade and Bar
Portland Chinatown Museum
Blue Sky
Farmhouse Kitchen Thai Cuisine | Pearl District
SUSHI ICHIBAN
Upper Playground & UPDX Gallery
Shake Bar
Dixie Tavern
NW Couch St
Candy
The Big Legrowlski
Roseland Theater
Helen's Market
Saint André Bessette Church
Thai Peacock
Number 1 Bento
Voodoo Doughnut - Old Town
Chevron
The Independent Sports Bar & Grill
Portland City Grill
SW Ankeny St
AFURI ramen + dumpling
IBI Group - Education, Pacific Northwest
SW 6th & Pine
Mother's Bistro & Bar
Google

Building Space / Uses

BASEMENT

Soul King Music Lounge

Problems we solve:

- Classic music clubs in Portland like Jimmy Maks have closed.
- Intimate music venues cater primarily to an older crowd/Nightclubs are the only space for a younger crowd to listen to music.
- Most venues only play one genre of music.
- Food and drinks programming are an afterthought, and environmental design leave much to be desired.
- High profile artist never come to play at these venues
- These places are not flexible to serve as lounge space and convert to higher energy dance space.

BAR + EVENT SPACE

S.W.O.T. ANALYSIS

INTERNAL	EXTERNAL
STRENGTH: - Deep experience in event management - Famous Blues musical family - Great network in Black community - Great network in local chef community	**OPPORTUNITY:** - Few jazz venues in Portland (1905, Jack London) - Few black-owned venues in Portland - Burgeoning bar/club scene in Old Town concentrates customers
WEAKNESS: - Unproven music venue/bar type	**THREAT:** - Neighborhood safety + parking - Many other clubs offer live music

How our team will address these issues:

- Dan Lenzen will be managing the bar and has 40+ years experience working and operating bars across the US. (Current operator of nearby Dixie Tavern)
- Security and valet parking will be provided nightly

1st FLOOR

GALLERY

Problems we solve:

- Local Galleries currently:
    - Do not serve the BIPOC community
    - Lack an interactive component with art viewers
    - Are stiff and antiquated
    - Don't create a welcoming vibe
    - Don't play relevant music
    - Lack a space for artist to make and create on site
    - Pricing doesn't benefit artists

Cafe / Wine

Problems we solve:

- Oversaturation of coffee shops with similar vibe and experience.
- Lack of BIPOC coffee artisans and venues.
- Cafes usually feature art, but galleries rarely feature cafes.
- Better commission structure – 80/20 + pay merit of 40% after expenses.
- Monthly openings.

Shop / Lounge

Problems we solve:

- Most storefronts don't accommodate for lounging within the retail space.
- Most shopping experiences don't foster community in the way our shop will because of its proximity to the cafe and gallery.

GALLERY + EVENT SPACE

S.W.O.T. ANALYSIS

INTERNAL	EXTERNAL
STRENGTH: - Both owners are renowned artists - Deep networks in art, food, and sportswear communities - Great network in black community	**OPPORTUNITY:** - No high-end BIPOC-focused art galleries in Portland - Few black-owned venues in Portland - Commission is poor at other galleries
WEAKNESS: - Limited experience in gallery business	**THREAT:** - Neighborhood safety + parking - Attracting higher end customers to the neighborhood

How our team will address these issues:

- Leverage relationships at Nike, Adidas, and Weiden+Kennedy to attract the right clientele
- Provide security and valet parking at gallery events

2nd FLOOR

CREATIVE HOMIES STUDIOS Makerspace

<u>Problems we solve:</u>

- Most studios don't include equipment and tools available to use for creatives
- Most BIPOC creatives lack access to such spaces
- Productions studios are never within convenient proximity to other creative energy

Creative Homies production studio goal is simple: to supply creatives with everything they need in one call. Whether they're looking for cutting-edge rental equipment, spacious drive-in shooting bays or a hassle-free delivery service, the crew at Creative Homies is prepared to meet all their needs.

At over 3500sf, the 2nd floor has flexibility of open concept studios which can be rented individually or in multiples for expansive productions. Some of our 3D printing, large format printing, sewing, and other printmaking disciplines.

Our studio space will have a very welcoming and open environment, dedicated to every client.

Studio rental will start at $1500/Hr + Grip package

What we Offer As a Commercial Studio Rental In Portland

- 2750 Square foot studio
- 60 feet of window facing
- Loading dock
- 18 foot ceiling
- Fully equipped kitchen
- Client Area
- Dining Area
- Parking
- Rotational workstation
- Hair and Makeup Area

The studio space's rate is separate from the rates for equipment rentals. Equipment options include the full line of DSLRs and Mirrorless cameras from Canon, Nikon, Sony, and Fujifilm; and expertise to help select the model that best suits the intended shooting style. Professional quality lenses and accessories will also be available to complete any system perfectly.

PRODUCTION SPACE

S.W.O.T. ANALYSIS

INTERNAL	EXTERNAL
STRENGTH: - Both owners have deep experience working in various types of production and know the needs of artists + production teams	**OPPORTUNITY:** - Very few competitors in Portland area - No spaces dedicated to support BIPOC artists
WEAKNESS: - Limited experience in business	**THREAT:** - Limited space for a full range of production spaces + equipment

How our team will address these issue:

- Leverage relationships at Nike, Adidas, Weiden+Kennedy, Industry, RG/A, Swift, to initially book space
- Provide cove, full size color printer, screen printing press, dark room, wash space, embroidery machine, sewing machine, printmaking tools, fabrics and other pertinent materials, paints, brushes, markers, pencils.

3rd FLOOR

Production Studio

Problems we solve:

- Most buildings with above described space uses won't have people invested in the success of the businesses on site at all times
- The studio will supply gear needs on off site locations. In addition to serving the building's space, the studio will offer the convenience of fast, free delivery and pick up for all of the rental equipment within a 30 mile radius, and charge the standard mileage rate per mile (round-trip) for any exceeding miles. This range can expand to Seattle and surround cities.

Green Room / AirBNB

Problems we solve:

- Most venues don't have a lodging accommodation for the artist / production talent

PRODUCTION STUDIO + AIR BNB SPACE

S.W.O.T. ANALYSIS

INTERNAL	EXTERNAL
STRENGTH: - Owners will occupy office on 3rd floor	**OPPORTUNITY:** - Need for space for visiting artists, producers
WEAKNESS: - Limited experience operating residential studio	**THREAT:** - A lot of units available in the market

How our team will address these issue:

- Consulting from Jessie Burke, CEO of The Society Hotel
- Built in customers from visiting artists + producers

Marketing / Launch Plan

Launch Plan

We will work with Brink Communications to develop a communication and PR strategy. Several soft and grand opening events will be held, with music, food, and important connectors present. Press releases, curated social media influencers, and print advertising will be used to promote the launch.

Business Development Plan

Each floor of the business will have a different marketing strategy, but for the events space and communal work spaces, pre-sales will be done at least 4 months in advance of opening in Spring 2021. The goal will be to pre-book 50% of the first year sales before launch.

Bar Level- leveraging Tony's Coleman's connections in the music industry, top-level musicians will be attracted to this relatively small venue. The goal is to create a big underground following and excitement for these national + international acts coming to Portland.

Ground Floor Level- following the pandemic, there is a backlog of the events, especially with the shorter good-weather seasons in Portland. Pre-booking of the gallery space will be done by connecting with wedding planners and event bookers, as well as overflow from existing event venues that will be overbooked.

Curating the art gallery will be done by the owners, who have deep connections to under-represented artists in the NW

2nd Floor Level- pre-sales for the the studio memberships will be done through creative communities that the owner's are connected to at Nike, Adidas, and other large companies in the area

3rd Floor Level- Adewale Agboola has connections through his many corporate clients that need light-filled spaces like this building. Pre-sales will be done through this network. The green room space will be listed on AirBnB + VRBO.



Development Schedule

Each floor of the business will have a different strategy, but for the events space and communal work spaces, pre-sales will be done at least 4 months in advance of opening in Spring 2021

Building Acquisition:	December 2021
Pre-Development	Jan- March 2022
Schematic Design	March-May 2022
Design Development	May-June 2022
Construction Docs	June-August 202
Submit for Permit	September 1, 2022
Demolition	December 2022
Permit Issuance	January 1, 2023
Construction	January-March 2023
Opening	April 1, 2023

Sources and Uses

Sources			
Prosper Portland Commercial Property Redevelopment Loan	17%	$	700,000
Prosper Portland PIP Grant	1%	$	50,000
Regulation Crowd Funding Equity	18%	$	750,000
Owner Contribution	1%	$	21,000
SBA 504 Loan	63%	$	2,600,000
		$	4,121,000
Uses			
Property Acquistion + Closing Costs		$	2,150,000
Soft Costs + Operating Reserves		$	979,872
Hard Costs for Tenant Improvements		$	991,128
		$	4,121,000



Pro-Forma- Launch Year

INCOME	January	February	March	April	May	June	July	August	September	October	November	December	TOTAL
				4	4	8	8	12	12	12	12	12	
Basement- Music / Bar Event- R/F/S/S	$0	$0	$0	$24,000	$24,000	$48,000	$48,000	$72,000	$72,000	$72,000	$72,000	$72,000	$ 504,000
				0	1	1	1	1	1	1	1	3	
Basement- Private Events- M/T/W	$0	$0	$0	$0	$9,000	$9,000	$9,000	$9,000	$9,000	$9,000	$9,000	$27,000	$ 90,000
				0	1	2	2	3	2	2	2	3	
Basement- King's Vault	$0	$0	$0	$0	$4,674	$9,348	$9,348	$14,022	$9,348	$9,348	$9,348	$14,022	$ 79,458
				4	5	5	6	6	7	7	8	7	
Gallery Merch Sales (30% commission + 25% COGS)	$0	$0	$0	$2,000	$2,500	$2,500	$3,000	$3,000	$3,500	$3,500	$4,000	$3,500	$ 27,500
				1	1	1	2	2	2	3	3	4	
Gallery Sales (40% commission)	$0	$0	$0	$3,000	$3,000	$3,000	$6,000	$6,000	$6,000	$9,000	$9,000	$12,000	$ 57,000
				40.0	60.0	80.0	100.0	120.0	120.0	110.0	100.0	90.0	
Coffee Bar + Cocktails for Art openings	$0	$0	$0	$13,012	$17,268	$21,524	$25,780	$30,036	$30,036	$27,908	$25,780	$23,652	$ 214,996
				0	1	2	2	2	1	1	1	2	
Gallery Area Events	$0	$0	$0	$0	$8,600	$17,200	$17,200	$17,200	$8,600	$8,600	$8,600	$17,200	$ 103,200
2nd Floor- Small Production Studio- Monthly + Rentals	$0	$0	$0	$7,000	$7,500	$8,000	$8,500	$9,000	$9,500	$10,000	$10,500	$11,000	$ 81,000
				2	5	8	10	12	14	16	16	16	
3rd Floor- Production Studio + Rentals	$0	$0	$0	$2,000	$5,000	$8,000	$10,000	$12,000	$14,000	$16,000	$16,000	$16,000	$ 99,000
TOTAL SALES (REVENUE)	$ -	$ -	$ -	$ 51,012	$ 81,542	$ 126,572	$ 136,828	$ 172,258	$ 161,984	$ 165,356	$ 164,228	$ 196,374	$ 1,256,154
Basement- Music / Bar Event- R/F/S/S	$ -	$ -	$ -	$ 15,327	$ 15,327	$ 30,654	$ 30,654	$ 45,981	$ 45,981	$ 45,981	$ 45,981	$ 45,981	$ 321,867
includes labor, direct costs													
Basement- Private Events- M/T/W	$ -	$ -	$ -	$ -	$ 3,832	$ 3,832	$ 3,832	$ 3,832	$ 3,832	$ 3,832	$ 3,832	$ 11,495	$ 38,318
includes labor, direct costs													
Basement- King's Vault				$ -	$ 1,535	$ 3,070	$ 3,070	$ 4,605	$ 3,070	$ 3,070	$ 3,070	$ 4,605	$ 26,095
Gallery Merch Sales (30% commission + 25% COGS)	$ -	$ -	$ -	$ 1,100	$ 1,375	$ 1,375	$ 1,650	$ 1,650	$ 1,925	$ 1,925	$ 2,200	$ 1,925	$ 15,125
Gallery Sales (40% commission)	$ -	$ -	$ -	$ 2,800	$ 2,800	$ 2,800	$ 4,600	$ 4,600	$ 4,600	$ 6,400	$ 6,400	$ 8,200	$ 43,200
Coffee Bar + Cocktails for Art openings	$ -	$ -	$ -	$ 6,506	$ 8,634	$ 10,762	$ 12,890	$ 15,018	$ 15,018	$ 13,954	$ 12,890	$ 11,826	$ 107,498
Gallery Area Events	$ -	$ -	$ -	$ -	$ 2,606	$ 5,213	$ 5,213	$ 5,213	$ 2,606	$ 2,606	$ 2,606	$ 5,213	$ 31,275
2nd Floor- Small Production Studio- Monthly + Rentals	$ -	$ -	$ -	$ 700	$ 750	$ 800	$ 850	$ 900	$ 950	$ 1,000	$ 1,050	$ 1,100	$ 8,100
	1	1	2	2	3	3	3	3	3	3	2	2	
3rd Floor- Production Studio + Rentals				$ 100	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 100	$ 100	$ 1,200
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
COGS SUBTOTAL				$ 26,535	$ 37,012	$ 58,658	$ 62,911	$ 81,951	$ 78,135	$ 78,921	$ 78,131	$ 90,447	$ 592,702
GROSS PROFIT	$ -	$ -	$ -	$ 24,477	$ 44,530	$ 67,914	$ 73,917	$ 90,307	$ 83,849	$ 86,435	$ 86,097	$ 105,927	$ 663,453
	January	February	March	April	May	June	July	August	September	October	November	December	TOTAL
Advertising- Social Media / Print / Events	$ 60	$ 60	$ 60	$ 2,000	$ 1,500	$ 1,500	$ 1,500	$ 1,000	$ 1,000	$ 1,000	$ 500	$ 500	$ 10,680
Auto Expense (reimbursement), Parking	$ -	$ -	$ -	$ 200	$ 200	$ 200	$ 200	$ 200	$ 200	$ 200	$ 200	$ 200	$ 1,800
Bank Charges	$ 75	$ 75	$ 75	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 1,575
Liability + Employment Practices liabilities insurance (EPLI)	$ 801	$ 801	$ 801	$ 1,800	$ 1,800	$ 1,800	$ 1,800	$ 1,800	$ 1,800	$ 1,800	$ 1,800	$ 1,800	$ 18,603
Licenses + Fees	$ 50	$ 50	$ 50	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 1,050
Meals + Entertainment	$ -	$ -	$ -	$ 100	$ 100	$ 200	$ 200	$ 200	$ 300	$ 300	$ 300	$ 300	$ 2,000
Professional Fees (book keeping, legal, CPA,)	$ 300	$ 300	$ 300	$ 1,200	$ 1,200	$ 1,200	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 13,500
Office Supplies	$ 50	$ 50	$ 50	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 6,900
Telephone / internet	$ 200	$ 200	$ 200	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 500	$ 500	$ 500	$ 3,000
Gas	$ 50	$ 50	$ 50	$ 400	$ 400	$ 300	$ 200	$ 200	$ 200	$ 300	$ 400	$ 600	$ 3,150
Electric	$ 200	$ 200	$ 200	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 14,100
Water + Sewer	$ 400	$ 400	$ 400	$ 1,000	$ 1,000	$ 1,200	$ 1,200	$ 1,200	$ 1,400	$ 1,400	$ 1,400	$ 1,500	$ 12,500
Repairs + Maintenance	$ -	$ -	$ -	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 37,500
Property Taxes	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 50,000
Total Misc. Expenses	$ *6,353*	$ *6,353*	$ *6,353*	$ *17,683*	$ *17,183*	$ *17,383*	$ *17,583*	$ *17,083*	$ *17,383*	$ *17,833*	$ *17,433*	$ *17,733*	$ 176,358
	January	February	March	April	May	June	July	August	September	October	November	December	TOTAL
Payroll- Managers: Bar	$ -	$ -	$ -	$ 4,200.0	$ 4,200.0	$ 4,200.0	$ 4,200.0	$ 4,200.0	$ 4,200.0	$ 4,200.0	$ 4,200.0	$ 4,200.0	$ 37,800.0
Payroll- GM (Gallery/Cafe/Retail, Studio for now)	$ -	$ -	$ -	$ 5,880.0	$ 5,880.0	$ 5,880.0	$ 5,880.0	$ 5,880.0	$ 5,880.0	$ 5,880.0	$ 5,880.0	$ 5,880.0	$ 52,920.0
Payroll- Studio Space	$ -	$ -	$ -	$ 10,080.0	$ 10,080.0	$ 10,080.0	$ 10,080.0	$ 10,080.0	$ 10,080.0	$ 10,080.0	$ 10,080.0	$ 10,080.0	$ 90,720.0
Payroll -Baristas / Register	$ -	$ -	$ -	$ 8,064.0	$ 8,064.0	$ 8,064.0	$ 8,064.0	$ 8,064.0	$ 8,064.0	$ 8,064.0	$ 8,064.0	$ 8,064.0	$ 72,576.0
Payroll- Owners	$ -	$ -	$ -	$ 2,000.0	$ 3,000.0	$ 4,000.0	$ 6,000.0	$ 8,000.0	$ 8,000.0	$ 8,000.0	$ 8,000.0	$ 8,000.0	$ 55,000.0
Total Payroll	$ -	$ -	$ -	$ *30,224*	$ *31,224*	$ *32,224*	$ *34,224*	$ *36,224*	$ *36,224*	$ *36,224*	$ *36,224*	$ *36,224*	$ 309,016
	January	February	March	April	May	June	July	August	September	October	November	December	TOTAL
Payroll Taxes	$ -	$ -	$ -	$ 3,627	$ 3,747	$ 3,867	$ 4,107	$ 4,347	$ 4,347	$ 4,347	$ 4,347	$ 4,347	$ 37,082
Benefits (heath insurance, etc) [1]	$ -	$ -	$ -	$ 1,600	$ 1,600	$ 1,600	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 16,800
Worker's Comp	$ -	$ -	$ -	$ 1,511	$ 1,561	$ 1,611	$ 1,711	$ 1,811	$ 1,811	$ 1,811	$ 1,811	$ 1,811	$ 15,451
Total Employment Cost	$ -	$ -	$ -	$ *6,738*	$ *6,908*	$ *7,078*	$ *7,818*	$ *8,158*	$ *8,158*	$ *8,158*	$ *8,158*	$ *8,158*	$ 69,333
TOTAL EXPENSES	$ 6,353	$ 6,353	$ 6,353	$ 54,645	$ 55,315	$ 56,685	$ 59,625	$ 61,465	$ 61,765	$ 62,215	$ 61,815	$ 62,115	$ 554,707
NET OPERATING INCOME	$ (6,353)	$ (6,353)	$ (6,353)	$ (30,168)	$ (10,785)	$ 11,228	$ 14,291	$ 28,841	$ 22,084	$ 24,220	$ 24,282	$ 43,812	$ 108,746
Debt Service	$ (10,375)	$ (10,375)	$ (10,375)	$ (15,199)	$ (15,199)	$ (15,199)	$ (15,199)	$ (15,199)	$ (15,199)	$ (15,199)	$ (15,199)	$ (15,199)	$ (167,919)
Capital Expenses or Other Balance Sheet Transfers	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
AVAILABLE CASH FLOW	$ (16,728)	$ (16,728)	$ (16,728)	$ (45,368)	$ (25,985)	$ (3,971)	$ (908)	$ 13,642	$ 6,884	$ 9,020	$ 9,082	$ 28,612	$ (59,173)
Starting Balance	$ 214,900	$ 198,172	$ 181,444	$ 164,717	$ 119,349	$ 93,364	$ 89,393	$ 88,485	$ 102,127	$ 109,011	$ 118,032	$ 127,114	
Ending Balance	$ 198,172	$ 181,444	$ 164,717	$ 119,349	$ 93,364	$ 89,393	$ 88,485	$ 102,127	$ 109,011	$ 118,032	$ 127,114	$ 155,726	



Pro-Forma- 2024

INCOME	January	February	March	April	May	June	July	August	September	October	November	December	TOTAL
	11	11	11	12	12	13	13	13	13	13	13	13	
Basement- Music / Bar Event- R/F/S/S	$66,000	$66,000	$66,000	$72,000	$72,000	$78,000	$78,000	$78,000	$78,000	$78,000	$78,000	$78,000	$ 888,000
	1	1	1	2	2	2	3	3	2	2	2	4	
Basement- Private Events- M/T/W	$9,000	$9,000	$9,000	$18,000	$18,000	$18,000	$27,000	$27,000	$18,000	$18,000	$18,000	$36,000	$ 225,000
	1	1	1	2	2	2	3	3	2	2	2	4	
Basement- King's Vault	$4,674	$4,674	$4,674	$9,348	$9,348	$9,348	$14,022	$14,022	$9,348	$9,348	$9,348	$18,696	$ 116,850
	7.0	7.0	8.0	8	9	10	10	10	9	9	9	10	
Gallery Merch Sales (30% commission + 25% COGS)	$3,500	$3,500	$500	$4,000	$4,500	$5,000	$5,000	$5,000	$4,500	$4,500	$4,500	$5,000	$ 49,500
	4	4	5	6	6	6	6	5	5	5	5	6	
Gallery Sales (40% commission)	$12,000	$12,000	$15,000	$18,000	$18,000	$18,000	$18,000	$15,000	$15,000	$15,000	$15,000	$18,000	$ 189,000
	90.0	90.0	100.0	120.0	130.0	135.0	140.0	145.0	140.0	135.0	135.0	140.0	
Coffee Bar + Cocktails for Art openings	$630	$630	$700	$30,036	$32,164	$33,228	$34,292	$35,356	$34,292	$33,228	$33,228	$34,292	$ 302,076
	2	2	2	2	2	2	2	2	2	2	2	2	
Gallery Area Events	$17,200	$17,200	$17,200	$17,200	$17,200	$17,200	$17,200	$17,200	$17,200	$17,200	$17,200	$17,200	$ 206,400
2nd Floor- Small Production Studio- Monthly + Rentals	$11,000	$11,000	$11,000	$11,500	$11,500	$12,000	$12,000	$12,000	$12,500	$12,500	$13,000	$13,000	$ 143,000
	16	16	16	17	17	17	18	18	18	19	19	19	
3rd Floor- Production Studio + Rentals	$16,000	$16,000	$16,000	$17,000	$17,000	$17,000	$18,000	$18,000	$18,000	$19,000	$19,000	$19,000	$ 210,000
TOTAL SALES (REVENUE)	$ 140,004	$ 140,004	$ 140,074	$ 197,084	$ 199,712	$ 207,776	$ 223,514	$ 221,578	$ 206,840	$ 206,776	$ 207,276	$ 239,188	$ 2,329,826
Basement- Music / Bar Event- R/F/S/S	$ 42,149	$ 42,149	$ 42,149	$ 45,981	$ 45,981	$ 49,813	$ 49,813	$ 49,813	$ 49,813	$ 49,813	$ 49,813	$ 49,813	$ 567,099
includes labor, direct costs													
Basement- Private Events- M/T/W	$ 3,832	$ 3,832	$ 3,832	$ 7,664	$ 7,664	$ 7,664	$ 11,495	$ 11,495	$ 7,664	$ 7,664	$ 7,664	$ 15,327	$ 95,794
includes labor, direct costs													
Basement- King's Vault	$ 1,535	$ 1,535	$ 1,535	$ 3,070	$ 3,070	$ 3,070	$ 4,605	$ 4,605	$ 3,070	$ 3,070	$ 3,070	$ 6,140	$ 38,375
Gallery Merch Sales (30% commission + 25% COGS)	$ 1,925	$ 1,925	$ 275	$ 2,200	$ 2,475	$ 2,750	$ 2,750	$ 2,750	$ 2,475	$ 2,475	$ 2,475	$ 2,750	$ 27,225
Gallery Sales (40% commission)	$ 8,200	$ 8,200	$ 10,000	$ 11,800	$ 11,800	$ 11,800	$ 11,800	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 11,800	$ 125,400
Coffee Bar + Cocktails for Art openings	$ 315	$ 315	$ 350	$ 15,018	$ 16,082	$ 16,614	$ 17,146	$ 17,678	$ 17,146	$ 16,614	$ 16,614	$ 17,146	$ 151,038
Gallery Area Events	$ 5,213	$ 5,213	$ 5,213	$ 5,213	$ 5,213	$ 5,213	$ 5,213	$ 5,213	$ 5,213	$ 5,213	$ 5,213	$ 5,213	$ 62,550
2nd Floor- Small Production Studio- Monthly + Rentals	$ 1,100	$ 1,100	$ 1,100	$ 1,150	$ 1,150	$ 1,200	$ 1,200	$ 1,200	$ 1,250	$ 1,250	$ 1,300	$ 1,300	$ 14,300
	16	16	16	17	17	17	18	18	18	19	19	19	
3rd Floor- Production Studio + Rentals	$ 800	$ 800	$ 800	$ 850	$ 850	$ 850	$ 900	$ 900	$ 900	$ 950	$ 950	$ 950	$ 10,500
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
COGS SUBTOTAL	$ 65,085	$ 65,085	$ 65,270	$ 92,962	$ 94,301	$ 98,990	$ 104,940	$ 103,672	$ 97,548	$ 97,067	$ 97,117	$ 110,457	$ 1,092,491
GROSS PROFIT	$ 74,920	$ 74,920	$ 74,805	$ 104,122	$ 105,411	$ 108,786	$ 118,575	$ 117,907	$ 109,292	$ 109,709	$ 110,159	$ 128,731	$ 1,237,335
	January	February	March	April	May	June	July	August	September	October	November	December	**TOTAL**
Advertising- Social Media / Print / Events	$ 3,000	$ 3,000	$ 3,000	$ 3,000	$ 3,000	$ 3,000	$ 3,000	$ 3,000	$ 3,000	$ 3,000	$ 3,000	$ 3,000	$ 36,000
Auto Expense (reimbursement), Parking	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 3,600
Bank Charges	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 1,800
Liability + Employment Practices liabilities insurance (EPLI)	$ 2,400	$ 2,400	$ 2,400	$ 2,400	$ 2,400	$ 2,400	$ 2,400	$ 2,400	$ 2,400	$ 2,400	$ 2,400	$ 2,400	$ 28,800
Licenses + Fees	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 1,800
Meals + Entertainment	$ 250	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 3,550
Professional Fees (book keeping, legal, CPA,)	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 30,000
Office Supplies	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 9,000
Telephone / internet	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 7,200
Gas	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 9,600
Electric	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 18,000
Water + Sewer	$ 1,600	$ 1,600	$ 1,600	$ 1,600	$ 1,600	$ 1,600	$ 1,600	$ 1,600	$ 1,600	$ 1,600	$ 1,600	$ 1,600	$ 19,200
Repairs + Maintenance	$ 4,292	$ 4,292	$ 4,292	$ 4,292	$ 4,292	$ 4,292	$ 4,292	$ 4,292	$ 4,292	$ 4,292	$ 4,292	$ 4,292	$ 51,500
Property Taxes	$ 4,292	$ 4,292	$ 4,292	$ 4,292	$ 4,292	$ 4,292	$ 4,292	$ 4,292	$ 4,292	$ 4,292	$ 4,292	$ 4,292	$ 51,500
Total Misc. Expenses	*$ 22,583*	*$ 22,633*	*$ 22,633*	*$ 22,633*	*$ 22,633*	*$ 22,633*	*$ 22,633*	*$ 22,633*	*$ 22,633*	*$ 22,633*	*$ 22,633*	*$ 22,633*	$ 271,550
	January	February	March	April	May	June	July	August	September	October	November	December	**TOTAL**
Payroll- Managers: Bar	$ 5,040.0	$ 5,040.0	$ 5,040.0	$ 5,040.0	$ 5,040.0	$ 5,040.0	$ 5,040.0	$ 5,040.0	$ 5,040.0	$ 5,040.0	$ 5,040.0	$ 5,040.0	$ 60,480.0
Payroll- GM (Gallery/Cafe/Retail, Studio for now)	$ 6,720.0	$ 6,720.0	$ 6,720.0	$ 6,720.0	$ 6,720.0	$ 6,720.0	$ 6,720.0	$ 6,720.0	$ 6,720.0	$ 6,720.0	$ 6,720.0	$ 6,720.0	$ 80,640.0
Payroll- Studio Space	$ 11,088.0	$ 11,088.0	$ 11,088.0	$ 11,088.0	$ 11,088.0	$ 11,088.0	$ 11,088.0	$ 11,088.0	$ 11,088.0	$ 11,088.0	$ 11,088.0	$ 11,088.0	$ 133,056.0
Payroll -Baristas / Register	$ 9,072.0	$ 9,072.0	$ 9,072.0	$ 9,072.0	$ 9,072.0	$ 9,072.0	$ 9,072.0	$ 9,072.0	$ 9,072.0	$ 9,072.0	$ 9,072.0	$ 9,072.0	$ 108,864.0
Payroll- Owners	$ 8,000.0	$ 8,000.0	$ 8,000.0	$ 8,000.0	$ 8,000.0	$ 8,000.0	$ 8,000.0	$ 8,000.0	$ 8,000.0	$ 8,000.0	$ 8,000.0	$ 8,000.0	$ 96,000.0
Total Payroll	*$ 39,920*	*$ 39,920*	*$ 39,920*	*$ 39,920*	*$ 39,920*	*$ 39,920*	*$ 39,920*	*$ 39,920*	*$ 39,920*	*$ 39,920*	*$ 39,920*	*$ 39,920*	$ 479,040
	January	February	March	April	May	June	July	August	September	October	November	December	**TOTAL**
Payroll Taxes	$ 4,790	$ 4,790	$ 4,790	$ 4,790	$ 4,790	$ 4,790	$ 4,790	$ 4,790	$ 4,790	$ 4,790	$ 4,790	$ 4,790	$ 57,485
Benefits (heath insurance, etc) [2]	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 24,000
Worker's Comp	$ 1,996	$ 1,996	$ 1,996	$ 1,996	$ 1,996	$ 1,996	$ 1,996	$ 1,996	$ 1,996	$ 1,996	$ 1,996	$ 1,996	$ 23,952
Total Employment Cost	*$ 8,786*	*$ 8,786*	*$ 8,786*	*$ 8,786*	*$ 8,786*	*$ 8,786*	*$ 8,786*	*$ 8,786*	*$ 8,786*	*$ 8,786*	*$ 8,786*	*$ 8,786*	$ 105,437
TOTAL EXPENSES	**$ 71,290**	**$ 71,340**	**$ 71,340**	**$ 71,340**	**$ 71,340**	**$ 71,340**	**$ 71,340**	**$ 71,340**	**$ 71,340**	**$ 71,340**	**$ 71,340**	**$ 71,340**	**$ 856,027**
NET OPERATING INCOME	**$ 3,630**	**$ 3,580**	**$ 3,465**	**$ 32,782**	**$ 34,071**	**$ 37,447**	**$ 47,235**	**$ 46,567**	**$ 37,953**	**$ 38,370**	**$ 38,820**	**$ 57,391**	**$ 381,308**
Debt Service	$ (15,784)	$ (15,784)	$ (15,784)	$ (15,784)	$ (15,784)	$ (15,784)	$ (15,784)	$ (15,784)	$ (15,784)	$ (15,784)	$ (15,784)	$ (15,784)	$ (189,407)
Capital Expenses or Other Balance Sheet Transfers	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
AVAILABLE CASH FLOW	$ (12,154)	$ (12,204)	$ (12,319)	$ 16,998	$ 18,287	$ 21,663	$ 31,451	$ 30,783	$ 22,169	$ 22,586	$ 23,036	$ 41,607	$ 191,901
Starting Balance	$ 150,465	$ 138,311	$ 126,107	$ 113,788	$ 130,786	$ 149,073	$ 170,736	$ 202,187	$ 232,969	$ 255,138	$ 277,724	$ 300,759	
Ending Balance	$ 138,311	$ 126,107	$ 113,788	$ 130,786	$ 149,073	$ 170,736	$ 202,187	$ 232,969	$ 255,138	$ 277,724	$ 300,759	$ 342,366	

CREATIVE HOMIES ENTERPRISE BUILDING BUSINESS PLAN:



Pro-Forma - 4 year

INCOME	2023	2024	2025	2026
Basement- Music / Bar Event- R/F/S/S	$ 504,000	$ 888,000	$ 976,800	$ 1,074,480
Basement- Private Events- M/T/W	$ 90,000	$ 225,000	$ 270,000	$ 297,000
Basement- King's Vault	$ 79,458	$ 116,850	$ 151,905	$ 167,096
Gallery Merch Sales (30% commission + 25% COGS)	$ 27,500	$ 49,500	$ 64,350	$ 77,220
Gallery Sales (40% commission)	$ 57,000	$ 189,000	$ 207,900	$ 228,690
Coffee Bar + Cocktails for Art openings	$ 214,996	$ 302,076	$ 332,284	$ 348,898
Gallery Area Events	$ 103,200	$ 206,400	$ 227,040	$ 249,744
2nd Floor- Small Production Studio- Monthly + Rentals	$ 81,000	$ 143,000	$ 157,300	$ 173,030
3rd Floor- Production Studio + Rentals	$ 99,000	$ 210,000	$ 231,000	$ 254,100
TOTAL SALES (REVENUE)	$ 1,256,154	$ 2,329,826	$ 2,618,579	$ 2,870,257
Basement- Music / Bar Event- R/F/S/S	$ 321,867	$ 567,099	$ 623,809	$ 686,190
Basement- Private Events- M/T/W	$ 38,318	$ 95,794	$ 105,373	$ 115,910
Basement- King's Vault	$ 26,095	$ 38,375	$ 42,213	$ 46,434
Gallery Merch Sales (30% commission + 25% COGS)	$ 15,125	$ 27,225	$ 29,948	$ 32,942
Gallery Sales (40% commission)	$ 43,200	$ 125,400	$ 137,940	$ 151,734
Coffee Bar + Cocktails for Art openings	$ 107,498	$ 151,038	$ 166,142	$ 182,756
Gallery Area Events	$ 31,275	$ 62,550	$ 68,805	$ 75,686
2nd Floor- Small Production Studio- Monthly + Rentals	$ 8,100	$ 14,300	$ 15,730	$ 17,303
3rd Floor- Production Studio + Rentals	$ 1,200	$ 10,500	$ 11,550	$ 12,705
GROSS PROFIT	$ 663,453	$ 1,237,335	$ 1,417,070	$ 1,548,598

	2023	2024	2025	2026
Advertising- Social Media / Print / Events	$ 10,680	$ 36,000	$ 37,800	$ 39,690
Auto Expense (reimbursement), Parking	$ 1,800	$ 3,600	$ 3,780	$ 3,969
Bank Charges	$ 1,575	$ 1,800	$ 1,890	$ 1,985
Liability + Employment Practices liabilities insurance (EPLI)	$ 18,603	$ 28,800	$ 35,000	$ 40,000
Licenses + Fees	$ 1,050	$ 1,800	$ 1,890	$ 1,985
Meals + Entertainment	$ 2,000	$ 3,550	$ 3,728	$ 3,914
Professional Fees (book keeping, legal, CPA,)	$ 13,500	$ 30,000	$ 31,500	$ 33,075
Office Supplies	$ 6,900	$ 9,000	$ 9,450	$ 9,923
Telephone / internet	$ 3,000	$ 7,200	$ 7,560	$ 7,938
Gas	$ 3,150	$ 9,600	$ 10,080	$ 10,584
Electric	$ 14,100	$ 18,000	$ 18,900	$ 19,845
Water + Sewer	$ 12,500	$ 19,200	$ 20,160	$ 21,168
Repairs + Maintenance	$ 37,500	$ 51,500	$ 54,075	$ 56,779
Property Taxes	$ 50,000	$ 51,500	$ 54,075	$ 56,779
Total Misc. Expenses	$ 176,358	$ 271,550	$ 289,888	$ 307,632
	2023	2024	2025	2026
Payroll- Managers: Bar	$ 37,800	$ 60,480	$ 65,318	$ 70,544
Payroll- GM (Gallery/Cafe/Retail, Studio for now)	$ 52,920	$ 80,640	$ 87,091	$ 94,058
Payroll- Studio Space	$ 90,720	$ 133,056	$ 143,700	$ 155,197
Payroll -Baristas / Register	$ 72,576	$ 108,864	$ 117,573	$ 126,979
Payroll- Owners	$ 55,000	$ 96,000	$ 96,000	$ 96,000
Total Payroll	$ 309,016	$ 479,040	$ 509,683	$ 542,778
	2023	2024	2025	2026
Payroll Taxes	$ 37,082	$ 57,485	$ 59,209	$ 60,986
Benefits (heath insurance, etc)	$ 16,800	$ 24,000	$ 28,800	$ 34,560
Worker's Comp	$ 15,451	$ 23,952	$ 24,671	$ 25,411
Total Employment Cost	$ 69,333	$ 105,437	$ 112,680	$ 120,956
TOTAL EXPENSES	$ 554,707	$ 856,027	$ 912,251	$ 971,366
NET OPERATING INCOME	$ 108,746	$ 381,308	$ 504,819	$ 577,232
DSCR	0.6	2.0	2.7	3.0
Debt Service	$ (173,180)	$ (189,407)	$ (189,407)	$ (189,407)
	$ (64,435)	$ 191,901	$ 315,412	$ 387,824
AVAILABLE CASH FLOW				
Starting Balance	$ 214,900	$ 150,465	$ 342,366	$ 657,778
Ending Balance	$ 150,465	$ 342,366	$ 657,778	$ 1,045,603

46

EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualty could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates
- Competition from other property
- Changes in national or local economic conditions
- Changes in zoning
- Environmental contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property
- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords
- Changes in economic conditions could reduce demand
- Existing tenants might not renew their leases
- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive
- Portions of the property could remain vacant for extended periods
- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Risks Associated with Development and Construction. The Company is or will be engaged in development and construction. Development and construction can be time-consuming and are fraught with risk, including the risk that projects will be delayed or cost more than budgeted.

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, *e.g.*, "slip and fall" injuries.

Risks Associated with Qualified Opportunity Zone Funds

The Company Might Fail to Qualify for Tax Benefits: The rules governing QOZFs are very complicated and technical, and it is possible that the Company would inadvertently fail to qualify. In this case, some or all of the tax benefits anticipated for Investors could be lost.

The Company Might be Paying Too Much for the Project: By conferring tax benefits on projects located in qualified opportunity zones, the 2017 tax law made those projects inherently more valuable, and thus more expensive, than projects not located in qualified opportunity zones. Thus, it is possible that even if an investor obtains all of the potential tax benefits associated with the Project, he or she will be no better off than if he or she had invested in a project not located in a qualified opportunity zone. In fact, when the tax benefits lapse, it might depress the value of the Project.

Tax Laws Might Change: Tax laws can change at any time, and these changes can be retroactive. It is possible that the laws would be changed in a manner that reduces or eliminates the tax benefits that we currently anticipate from establishing a QOZF.

Company Might Sell the Project: To obtain all of the tax advantages associated with qualified opportunity zone funds, the Company will be required to hold the Project for at least 10 years. If the Manager decides to sell the Project before it has been held for 10 years – a decision that could make economic sense – some of the tax benefits anticipated by Investors would be lost.

Extended Holding Period: To obtain all of the tax advantages associated with QOZFs, an Investor will be required to hold his or her investment in the Company for at least 10 years. Ten years is a long investment horizon. Among other things, a divorce, the loss of a job, or another life-changing event could make an Investor want to sell his or her LLC Interest in the Company to generate cash (liquidity). Even if the Investor were able to sell his or her LLC Interest, he or she would lose significant tax benefits.

Risks Associated with Early Stage Companies

Early-Stage Companies Face Significant Challenges. The Company is an early-stage Company, and like all early-stage companies faces significant challenges, including:

- Understanding the marketplace and accurately identifying opportunities for growth
- Developing its products and services
- Developing its brands
- Responding effectively to the offerings of existing and future competitors
- Attracting, retaining, and motivating qualified executives and personnel
- Implementing business systems and processes, including technology systems
- Raising capital
- Controlling costs
- Managing growth and expansion
- Implementing adequate accounting and financial systems and controls
- Dealing with adverse changes in economic conditions

Unfortunately, the reality is that many early-stage companies never overcome these challenges, and there is no guarantee that the Company will prove to be an exception.

We Expect to Experience Operating Losses for the Foreseeable Future. We expect to experience losses, not profits, for the foreseeable future, as we develop our products and services and build out our operations.

Accurately Assessing the Value of A Private Start-Up Company Is Difficult. Putting a value on a security issued by privately held startup or early-stage Company is extremely difficult. The price of our securities was determined arbitrarily and bears no relationship to established criteria of value such as the assets, earnings, or book value of the Company.

Lack of Professional Management. The Company is managed by its founders, Cyrus Coleman and Adewale Agboola. Messrs Coleman and Agboola do not have significant management training or experience.

Lack of Access to Capital. As a small business, the Company has very limited access to capital. If we need more capital in the future, as we probably will, there is no guarantee we will be able to find it.

Limited Products and Services. The Company offers only a limited number of [products] [services], making it vulnerable to changes in technology and/or customer preferences.

Limited Distribution Channels. An early-stage Company can find it very difficult to penetrate established distribution channels. For example, a small Company with only one or two products will find it very difficult to get into large retailers like Walmart.

Lack of Accounting Controls. Larger companies typically have in place strict accounting controls to prevent theft and embezzlement. In contrast, our Company has only limited controls.

Unproven Business Models. Our Company is trying to introduce what is effectively an entirely new [product] [service]. If we are successful, the rewards could be significant. But consumer behavior is very difficult to change, and successful business models are very difficult to build. There is no guaranty that consumers will embrace our new model.

No Ongoing Distributions. We do not intend to pay dividends for the foreseeable future. Instead, we will invest our profits back into the business.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, Cyrus Coleman and Adewale Agboola will manage all aspects of the Company and its business. Furthermore, if Mr. Coleman, Mr. Agboola or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

● You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.

● You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.

● You would like to keep the compensation of managers low, while managers want to make as much as they can.

● You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first. You might buy equity hoping the Company will be the next Facebook but face the risk that it will be the next Theranos.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow through" and be reported on the tax returns of the equity owners. It is therefore possible that you would be required to report taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (*i.e.*, directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

Risks Associated with COVID-19

The COVID-19 Pandemic has had many effects on many industries. Most sectors have found ways to adapt, still serving customers, though perhaps in lower capacities than before. Other impacts cannot be mitigated as much. Here are some potential impacts and how we would respond:

Construction period risks:

- Construction supply chain interruptions, leading to higher costs for materials, or lower or delayed availability
- Permitting processes may be delayed due to limited in-person capacity at city offices, or hiring shortages
- An outbreak may cause labor shortages, which could cause construction delays.

Construction period risk mitigation: To mitigate these risks, we will try to source long-lead items earlier than normal. Total construction duration for the tenant improvements is expected to take three months, so even substantial delays should not dramatically impact holding costs or operating profits. The biggest goal is to open in time for robust business during the first summer, during which there are generally less severe outbreaks and impacts from COVID.

Operations risks:

- An outbreak could require limited occupancy in the bar and event spaces, which could cause a reduction in revenue
- An outbreak could cause a labor shortage for staffing

Operations risk mitigation: The biggest impact of reduced gathering will be on the event spaces and bar, either mandated by law or naturally from reduced demand. If this occurred, we could expect to see revenue drop by 50% or more, while still having most of the same cost structure. In that event, we would likely reduce operating hours to just the most lucrative times- weekend evenings.

Event spaces would be also impacted, but less so, as many gatherings would still be possible, albeit with more COVID protection measures in place.   So, in either case, impacts would be significant to these portions of the business, but not catastrophic. The other spaces in the building, which are private, rentable spaces, would be less impacted by restrictions due to outbreaks.

Staffing, in general, for these spaces are fairly low. There is a General Manager, who manages all of the event space contracts, as well as the studio rentals. A separate bar manager controls that space. Staffing below these two people are just for individual events, such as a bartender, security (during music/bar events), and servers (during main level events).   The owners would be on hand to serve as backup staff, if needed due to illness.

In general, outbreaks have tended to last from 6 weeks to 3 months, so the most intense impacts to the business would be most constrained during these periods if they occurred.

EXHIBIT C: REG CF INVESTMENT AGREEMENT

This is an Agreement, entered into on _____, 2022, by and between CreativeHomies HQ LLC a Delaware limited liability company (the "<u>Company</u>") and _____ ("<u>Purchaser</u>").

Background

Purchaser wishes to purchase an interest in the Company offered through www.smallchange.co (the "<u>Site</u>").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms.

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Site. In this Investment Agreement, we refer to the Form C as the "<u>Disclosure Document</u>." We sometimes refer to the Company using terms like "<u>we</u>" or "<u>us</u>," and to Purchaser using terms like "<u>you</u>" or "<u>your</u>."

1. **Purchase of Interest.**

    1.1. **In General.** Subject to section 2.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, $_____ of the Company's securities described in the Disclosure Document (the 'Interest). We refer to your limited liability company interest as the "<u>Interest</u>."

    1.2. **Reduction for Oversubscription.** If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your Interest, as explained in the Disclosure Document.

2. **Our Right to Reject Investment.**

    We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

3. **No Certificate.**

    You will not receive a paper certificate representing your Interest.

4. **Your Promises.**

    You promise that:

    4.1. **Accuracy of Information.** All of the information you have given to us at the Site is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

4.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. **Risks.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understand all of the risks described in the Disclosure Document.

4.3. **No Representations.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

4.4. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.5. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the Interest. Your investment will not violate any contract you have entered into with someone else.

4.6. **Acting On Your Own Behalf.** You are acting on your own behalf in purchasing the Interest, not on behalf of anyone else.

4.7. **Investment Purpose.** You are purchasing the Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

4.8. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.9. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

4.10. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the Interest or made any finding relating to the value or fairness of the investment.

4.11. **Restrictions on Transfer.** You understand that the Interest may not be transferrable, and that securities laws also limit transfer. This means you will probably be required to hold the Interest indefinitely.

4.12. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.13. **Tax Treatment.** We have not promised you any particular tax outcome from owning the Interest.

4.14. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your Interest.

4.15. **Money Laundering.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

4.16. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.17. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

5. **Confidentiality.**

The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Interest.

6. **Re-Purchase of Interest.**

If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your Interest for an amount equal to the principal amount outstanding.

7. **Governing Law.**

Your relationship with us shall be governed by the Delaware law, without taking into account principles of conflicts of law.

8. **Arbitration.**

8.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us arising from the purchase of the Interest (but not from the operation of the Company), either of us will have the right to arbitrate the claim, rather than use the courts. There are only two exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations.

8.2. **Place of Arbitration; Rules**. All arbitration will be conducted in the State of Oregon unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

8.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

8.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

8.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

9. **Consent to Electronic Delivery.**

You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

10. **Notices.**

All notices between us will be electronic. You will contact us by email at wale@creativehomies.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

11. **Limitations on Damages.**

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

12. **Waiver of Jury Rights.**

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

13. **Miscellaneous Provisions.**

13.1. **No Transfer.** You may not transfer your rights or obligations.

13.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

13.3. **Headings.** The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

13.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

13.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED: Creative Homies HQ, LLC

By: _____

Adewale Agboola, Managing Member

EXHIBIT D: LLC AGREEMENT

This is an Agreement, entered into effective on February 14th, 2022, by and among CreativeHomies HQ LLC, a Delaware limited liability company (the "Company"), Cyrus Coleman and Adewale Agboola (the "Manager" or the "Sponsor"), and the persons (the "Investor Members") who are admitted to the Company and designated as such by the Manager. Sponsor and the Investor Members are sometimes referred to as "Members" in this Agreement.

Background

I.   Some or all of the Investor Members acquired their interests in the Company through www.SmallChange.co (the "Site").

II.   The Members own all of the limited liability company interests of the Company and wish to set forth their understandings concerning the ownership and operation of the Company in this Agreement, which they intend to be the "limited liability company agreement" of the Company within the meaning of 6 Del. C. 18-101(7).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1.   **ARTICLE ONE: FORMATION OF LIMITED LIABILITY COMPANY**

1.1.   **Continuation of Limited liability company**. The Company has been formed in accordance with and pursuant to the Delaware Limited liability company Act (the "Act") for the purpose set for the below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

1.2.   **Name**. The name of the Company shall be "CreativeHomies HQ, LLC" and all of its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

1.3.   **Purpose**. The purpose of the Company shall be to purchase, renovate and manage the building located at 433 NW 4th Avenue, Portland, Oregon, 97209 (the "Project"). In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

1.4.   **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

2.   **ARTICLE TWO: CONTRIBUTIONS AND LOANS**

2.1.   **Initial Contributions**. Sponsor has contributed $21,000 to the capital of the Company in the form of cash and the property at 433 NW 4th Avenue, Portland, OR 97209. Each Investor Member has made a capital contribution to the Company pursuant to an Investment Agreement executed by such Investor Member. The foregoing capital contributions of Sponsor and the Investor Members are referred to as "Capital Contributions."

2.2.   **Other Required Contributions**. No Member shall have the obligation to contribute any capital to the Company beyond the Capital Contributions described in section 2.1. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3.   **Loans**.

2.3.1.   **In General**. Sponsor or its affiliates, may, but shall not be required to, lend money to the Company in their sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Member to the Company pursuant to section 2.3.1 ("Member Loans") shall bear interest at the higher of (i) 6% per year, or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

2.3.2.   **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4.   **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1.   No Member shall be required to contribute any additional capital to the Company;

2.4.2.   No Member may withdraw any part of his capital from the Company;

2.4.3.   No Member shall be required to make any loans to the Company;

2.4.4.   Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

2.4.5.   No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.6.   Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

2.4.7.   No Member shall be liable to any other Member for the return of his or its capital.

2.5.   **No Third-Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3.   **ARTICLE THREE: PERCENTAGE INTERESTS; CAPITAL ACCOUNTS**

3.1.   **Percentage Interests**. The limited liability company interests of the Company shall consist of "Percentage Interests." Initially, the Percentage Interest of each Member shall be equal to a percentage equal to the Capital Contribution of such Member divided by the aggregate Capital Contributions of all of the Members. However, the Manager may adjust the Percentage Interests of the Members (i) to reflect the addition of additional Investor Members, or (ii) otherwise to carry out the purposes of this Agreement. The Manager may not, however, adjust the Percentage Interest of any Investor Member relative to Sponsor or any other Investor Member, except in the case of additional Capital Contributions.

3.2.   **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4.   **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1.   **Distributions**.

4.1.1.   **In General**. Within thirty (30) days after the end of each calendar year or at such other more frequent intervals as the Manager shall determine, the Company shall distribute its Available Cash as follows until Investor Members have received 2.5 times their original investment back.

(a)   50% to Investor Members: and

(b)   50% to Sponsor as a promoted interest

Investor Members may still maintain their ownership of the Company, but no longer receive a return after reaching 2.5 times their original investment amount. In other words, an investment of $1,000 may return a maximum of $2,500 including the original investment amount. For clarity, once the Investor Members have received 2.5 times their original investment amount back, Investor Member shares can be redeemed by the Company at no cost.

4.1.2.   **Distributions Among Investor Members**. Any distributions made to Investor Members as a group pursuant to section 4.1.1 shall be made among the Investor Members in accordance with their respective Percentage Interests.

4.1.3.   **Definitions**. The following definitions shall apply for purposes of this section 4.1:

(a)   "Available Cash" means the cash of the Company available for distribution to the Members, in the sole discretion of the Manager, taking into account, among other things, the cash flow from the operations of the Company and the Project, the net proceeds from the sale or refinancing of the Project, debt service (including debt service on Member Loans), amounts added to and released from reserve accounts established by the Manager in its sole discretion, and all of the operating expenses of the Company.

(b)   "Investor Member" means a Member that has made a Capital Contribution.

(c)   "Unreturned Investment" means, for each Member, the Capital Contribution of such Member reduced by any distributions received by such Member pursuant to section 4.1.1..

4.1.4.   **Distributions to Pay Personal Tax Liabilities**. In the event that the Company recognizes net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this section 4.1. If any Member receives a smaller or larger distribution pursuant to this section than he would have received had the same aggregate amount been distributed pursuant to section 4.1, then subsequent distributions shall be adjusted accordingly.

4.1.5.   **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.1.6.   **Assets Distributed in Kind**. If the Company distributes non-cash assets to the Members, including but not limited to promissory notes, each Member shall receive a *pro rata* share of such non-cash assets.

4.1.7.   **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.1.8.   **Other Rules Governing Distributions**. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

4.2.   **Allocations of Profits and Losses**.

4.2.1.   **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, following the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.2.2. **Losses and Income Attributable to Member Loans**. In the event the Company recognizes a loss attributable to loans from the Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Member(s) making such loan.

4.2.3. **Allocations Relating to Taxable Issuance of Interest**. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

4.2.4. **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.2.5. **Pre-Distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5. **ARTICLE FIVE: MANAGEMENT**

5.1. **Management by Manager**.

5.1.1. **In General**. The business and affairs of the Company shall be directed, managed, and controlled by a single manager (the "Manager"). Sponsor shall serve as the Manager of the Company.

5.1.2. **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3. **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) admit new Members on such terms as the Manager may determine; (ii) engage the services of third parties to perform services; (iii) make all decisions regarding the Projects and the Company's interest in the Project Entities; (iv) enter into leases and any other contracts of any kind; (v) incur indebtedness on behalf of the Company, whether to banks or other lenders; (vi) determine the timing and amount of distributions; (vii) determine the information to be provided to the Members; (viii) grant liens and other encumbrances on the Company's assets; (ix) file and settle lawsuits on behalf of the Company; (x) file a petition in bankruptcy; (xi) sell or otherwise dispose of all or substantially all of the Company's business or assets, including but not limited to the Properties or the Company's interest in the Property Companies, in the ordinary course of business or otherwise; (xii) discontinue the business of the Company or any Property Company; and (xiii) dissolve the Company.

5.2. **Resignation**. A Manager may resign at any time by giving written notice to all of the Members. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager shall not affect his rights as a Member and shall not constitute a withdrawal of a Member.

5.3. **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.4. **Appointment of Manager**. In the event of the resignation of a Manager, a new Manager shall be appointed by Members owning a majority of the Percentage Interests.

5.5. **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.6. **Officers**. The Manager may, from time to time, designate one or more persons to serve as officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.7. **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.8. **Compensation of Manager and its Affiliates**.

5.8.1.   **Acquisition Fee**. As compensation for its services in organizing the Company, the Manager shall be entitled to a one-time fee equal to $0.

5.8.2.   **Asset Management Fee**. Each month, the Manager shall be entitled to an asset management fee equal to one 0% of the aggregate capital account balances of the Members on the last day of the previous month.

5.8.3.   **Fees for Other Services**. The Manager may engage itself or its affiliates to perform services on behalf of the Company, provided that any compensation paid by the Company for such services shall be (i) fair to the Company, (ii) comparable to the compensation that would be paid to unrelated parties, and (iii) promptly disclosed to all of the Members.

6.   **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY**

6.1.   **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise.

6.2.   **Exculpation and Indemnification**

6.2.1.   **Exculpation**.

(a)   **Covered Persons**. As used in this section 6.2, the term "Covered Person" means the Manager and its affiliates and the officers, employees, and agents of the Company, acting within the scope of their authority.

(b)   **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c)   **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2.   **Liabilities and Duties of Covered Persons**.

(a)   **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3.   **Indemnification**.

(a)   **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b)   **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c)   **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d)   **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e)   **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f)   **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4.   **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5.   **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3.   **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Investor Member shall divulge to any person or entity, or use for his or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) designs, drawings, plans, and specifications; (iii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's

Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that an Investor Member is required to disclose by legal process.

7.   **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT; REPORTS**

7.1.   **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2.   **Books and Records of Account**. The Company shall keep at its principal offices books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3.   **Annual Financial Statements and Reports**. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such information from the Company's annual information return as is necessary for the Members to prepare their Federal, state and local income tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects.

7.4.   **Reports Required by Law**. If the Company has engaged in an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933, then the Company shall provide all Investor Members (not just those who acquired their Percentage Interests in a particular offering) with information as required by 17 CFR 227.202, in addition to the information required by section 7.3.

7.5.   **Right of Inspection**.

7.5.1.   **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.5.2.   **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.5.3.   **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.5.4.   **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a)   No Member shall have a right to a list of the Investor Members or any information regarding the Investor Members.

(b)   Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c)   No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d)   No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e)   Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f)   A representative of the Company may be present at any inspection of the Company's books and records.

(g)   If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Members.

(h)   The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.6.   **Tax Matters**.

7.6.1.   **Designation**. The Manager shall be designated as the "tax matters partner" (as defined in Code Section 6231 before it was amended by the Bipartisan Budget Act of 2015 ("BBA")) (the "Tax Matters Partner") and, for tax years beginning on or after January 1, 2018, the "Company representative" (the "Company Representative") as provided in Code section 6223(a) (as amended by the BBA). Any expenses incurred by the Manager in carrying out its responsibilities and duties as Tax Matters Partner or Company Representative shall be an expense of the Company.

7.6.2.   **Examinations and Audits**. The Tax Matters Partner and Company Representative are authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Tax Matters Partner and Company Representative and to do or refrain from doing any or all things reasonably requested by the Tax Matters Partner or Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Partner agrees that any action taken by the Tax Matters Partner or Company Representative in connection with audits of the Company shall be binding upon such Partners and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Tax Matters Partner and Company

Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Partners) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.6.3.   **Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under section 1101 of the BBA (the "BBA Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company Representative or the Company under the BBA Procedures (including any election under Code section 6226 as amended by the BBA). If an election under Code section 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Partner shall take such adjustment into account as required under Code section 6226(b) (as amended by the BBA).

7.6.4.   **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.6.5.   **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8.   **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1.   **Voluntary Transfers**.

8.1.1.   **Generally**. No Investor Member shall sell, transfer, assign or encumber all or any portion of his or its Shares, with or without consideration, without the prior written consent of the Manager, which may be withheld in the sole discretion of the Manager. In the event a Member proposes to transfer all or portion of his or its Shares, the Manager may impose reasonable conditions including but not limited to: (i) the transferee shall execute a counterpart of this Agreement; (ii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iii) the transferor and transferee shall together reimburse the Company for any reasonable expenses they incur in connection with the transfer or encumbrance, including attorneys' fees.

8.1.2.   **Prohibited Transfers**. No transfer of Shares shall be permitted if, in the judgment of the Manager, such transfer would (i) cause the Company to be treated as a publicly traded partnership as defined in Section 7704 of the Code, (ii) result in "benefit plan Investors" (as such term is defined in regulations issued by the Treasury Department) holding, in the aggregate, Twenty Five Percent (25%) or more of the value of any class of equity interests in the Company, or (iii) together with other transfers within the preceding twelve (12) months, result in the termination of the Company under section 708 of the Code.

8.1.3.   **First Right of Refusal**.

(a)   **In General**. In the event an Investor Member (the "Selling Member") receives an offer from a third party to acquire all or a portion of his, her, or its Percentage Interest (the "Transfer Interest"), then he, she, or it shall notify the Sponsor, specifying the Percentage Interest to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Sponsor shall notify the Selling Member whether the Sponsor (or a person designated by the Sponsor) elects to purchase the entire Transfer Interest on the terms set forth in the Sales Notice.

(b)   **Special Rules**. The following rules shall apply for purposes of this section:

(1)   If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

(2)   If the Sponsor elects to purchase the Transfer Interest, it shall do so within thirty (30) days.

(3)   If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or non-tradable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4)   If the Sponsor elects to purchase the Transfer Interest in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a binding definitive agreement. If the Selling Member and the Sponsor are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.4.   **Admission of Transferee**. Any permitted transferee of Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.1.5.   **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1:

(a)   A transfer to or for the benefit of any spouse, child or grandchild of an Investor Member, or to a trust for their exclusive benefit;

(b)   Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(c)   The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation);

(i) shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the transferred Shares shall not thereafter be transferred further in reliance on section 8.1.5(a).

8.1.6.   **Application to Certain Entities**. In the case of an Investor Member that is a Special Purpose Entity, the restrictions set forth in section 8.1 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.7.   **Other Transfers Void**. Transfers in contravention of this section shall be null, void and of no force or effect whatsoever, and the Members agree that any such transfer may and should be enjoined.

8.2.   **Death, Insolvency, Etc**. Neither the death, disability, bankruptcy, or insolvency of a Member, nor the occurrence of any other voluntary or involuntary event with respect to a Member, shall give the Company or any Member the right to purchase such Member's Shares, nor give the Member himself (or his heirs, assigns, or representatives) the right to sell such Shares to the Company or any other Member. Instead, such Member or his heirs, assigns, or legal representatives shall remain a Member subject to the terms and conditions of this Agreement.

8.3.   **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly-formed corporation equivalent to his or its Shares.

8.4.   **Drag-Along Right**. In the event the Manager approves a sale or other disposition of all of the interests in the Company, then, upon notice of the sale or other disposition, each Member shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) each Investor Member shall represent that he, she, or it owns his or its Shares free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (ii) each Investor Member shall grant to the Manager a power of attorney to act on behalf of such Investor Member in connection with such sale or other disposition; and (iii) each Investor Member shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold and the net proceeds distributed in liquidation of the Company.

8.5.   **Waiver of Appraisal Rights**. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to 6 Del. C. §18-210 or otherwise, as well as any "dissenter's rights."

8.6.   **Withdrawal**. An Investor Member may withdraw from the Company by giving at least ninety (90) day's notice to the Manager. The withdrawing Investor Member shall be entitled to no distributions or payments from Company on account of his withdrawal, nor shall he be indemnified against liabilities of Company. For purposes of this section, an Investor Member who transfers his Shares pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9.   **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1.   **Dissolution**. The Company shall be dissolved only upon (i) the determination of the Manager to dissolve, or (ii) the entry of a judicial decree of dissolution. Dissolution shall be effective on the date designated by the Manager, but the Company shall not terminate until liquidation of the Company has been completed in accordance with the provisions of section 9.2.

9.2.   **Liquidation**.

9.2.1.   **Generally**. If the Company is dissolved, the Company's assets shall be liquidated, and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2.   **Distribution of Assets**. After liquidation of the Company, the assets of the Company shall be distributed as set forth in Article Four.

9.2.3.   **Distributions In Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4.   **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10.   **ARTICLE TEN: POWER OF ATTORNEY**

10.1.   **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Investor Member, with power and authority to act in the name and on behalf of each such Investor Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1. This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2. Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3. Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4. Any and all other instruments as the Manager may deem necessary or desirable to effect the purposes of this Agreement and carry out fully its provisions.

10.2. **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Investor Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manger by an through one or more of the officers of the Manager for each of the Investor Members by the signature of the Manager acting as attorney-in-fact for all of the Investor Members, together with a list of all Investor Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by an Investor Member of all or any portion of his, her or its Percentage Interest except that, where the assignee of the Percentage Interest owned by the Investor Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3. **Notice to Investor Members**. The Manager shall promptly furnish to each Investor Member a copy of any amendment to this Agreement executed by the Manager pursuant to a power of attorney from such Investor Member.

11. **ARTICLE ELEVEN: MISCELLANEOUS**

11.1. **Amendments**.

11.1.1. **Amendments by Manager.** The Manager may amend this Agreement without the consent of the Investor Members, including, without limitation, to (i) correct typographical mistakes; (ii) reflect the admission of additional Members; and (iii) comply with applicable law.

11.1.2. **Limitation.** Notwithstanding section 11.1.1, without the consent of each affected Investor Member, the Manager may not adopt any amendment that would (i) amend this section 11.1.2, (ii) require any Investor Member to make additional Capital Contributions, (iii) impose personal liability on any Investor Member, (iv) change an Investor Member's share of distributions relative to other Members who are Investor Members on the date hereof, or (v) give Sponsor itself a superior right to distributions vis-à-vis the Investor Members than is currently provided in Article Four.

11.2.   **Waivers**. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

11.3.   **Assignment by Sponsor**. Sponsor may assign its Percentage Interest and its interest in this Agreement to any other entity controlled by or under common control with Sponsor.

11.4.   **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given by electronic mail with transmission acknowledgment, to the principal business address of the Company, if to the Company or the Manager, to the email address of an Investor Member provided by such Investor Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

11.5.   **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

11.6.   **Governing Law**. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, (iv) consents to service of process by notice sent by regular mail to the address set forth on Schedule A and/or by any means authorized by Delaware law, and (v) if such Member is not otherwise subject to service of process in Delaware, agrees to appoint and maintain an agent in Delaware to accept service, and to notify the Company of the name and address of such agent.

11.7.   **Waiver of Jury Trial**. Each Member acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each Member irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement.

11.8.   **Signature in Counterparts**. This Agreement may be signed in counterparts, each of which shall be deemed to be a fully-executed original.

11.9.   **Signature by Facsimile or Email**. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

11.10.   **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

11.11.   **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

11.12.   **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

11.13.   **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

11.14.   **Execution by Investor Members**. It is anticipated that this Agreement will be executed by Investor Members through the execution of a separate Investment Agreement.

11.15.   **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

11.16.   **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CREATIVEHOMIES HQ,LLC

By   /s/ Cyrus Coleman

Cyrus Coleman, Manager

By   /s/Adewale Agboola

Adewale Agboola, Manager

EXHIBIT E: SUMMARY OF THE LLC AGREEMENT

Overview

The following summarizes some of the most important provisions of the Company's Limited liability company Agreement, or "LLC Agreement." This summary is qualified in its entirety by the actual LLC Agreement, which is attached to this Form C.

Formation and Ownership

The Company was formed in Delaware pursuant to the Delaware Limited liability company Act.

Initially, the Company will be owned only by the Manager and by the Investors. In the future, if more capital is required, the Manager could admit additional owners.

In this summary, the owners of the Company are referred to as "Members."

Management

The Company and its business will be managed by the Manager, which has complete discretion over all aspects of the Company's business. For example, the Manager may (i) admit new Members to the Company; (i) sell or refinance the project; (iii) change the name or characteristics of the project; (iv) determine the timing and amount of distributions; and (v) determine the information to be provided to the Members.

Obligation to Contribute Capital

After an Investor pays for his, her, or its Investor Shares, the Investor will not be required to make any further contributions to the Company. However, if an Investor or other Member has received a distribution from the Company wrongfully or by mistake, the Investor might have to pay it back.

Personal Liability

No Investor will be personally liable for any of the debts or obligations of the Company.

Distributions

Distributions from the Company will be made in the manner described in disclosure items §227.201(m) – Terms of the Securities.

If additional Members are admitted to the Company in the future, they might have rights to distributions that are superior to the rights of Investors.

Transfers

No Member may transfer his, her, or its Investor Shares without the consent of the Manager. The only exceptions are for certain transfers to family members.

If a Member wants to sell his, her, or its Investor Shares, they must first be offered to the Manager.

Death, Disability, Etc.

If a Member should die or become incapacitated, he, her, or its successors will continue to own the Investor Shares.

Fees to Manager and Affiliates

The Manager and its affiliates will be entitled to certain fees and distributions described in disclosure item §227.201(r) – Transactions Between the Company and "Insiders".

"Drag-Along" Right

If the Manager wants to sell the Company's business, it may affect the transaction as a sale of the Company's assets or as a sale of all the interests in the Company. In the latter case, Investors will be required to sell their Investor Shares as directed by the Manager, receiving the same amount they would have received had the transaction been structured as a sale of assets.

Exculpation and Indemnification

The LLC Agreement seeks to protect the Manager from legal claims made by Members to the maximum extent permitted by law. For example, it provides that the Manager (i) is not subject to any fiduciary obligations to the Members; (ii) will not be liable for any act or omission that does not constitute fraud or willful misconduct; and (iii) will be indemnified against most claims arising from its position as the Manager of the Company.

Rights to Information

Each year, the Company will provide the Members with (i) a statement showing in reasonable detail the computation of the amount distributed to the Members; (ii) a balance sheet of the Company; (iii) a statement of the Company's income and expenses; and (iv) information for Members to prepare their income tax returns. A Member's right to see additional information or inspect the books and records of the Company is limited by the LLC Agreement.

Power of Attorney

Each Member grants to the Manager a limited power of attorney to execute documents relating to the Company.

Electronic Delivery

All documents, including all tax-related documents, will be transmitted by the Company to the Members via electronic delivery.

Distributions to Pay Tax Liability

The Company will generally be treated as a "pass-through entity" for Federal and State tax purposes. This means that the income of the Company, if any, will be reported on the personal tax returns of the Members. For any year in which the Company reports taxable income or gains, it will try to distribute at least enough money for the Members to pay their associated tax liabilities.

Amendment

The Manager has broad discretion to amend the Operating Agreement without the consent of Members, including amendments to correct typographical errors; to reflect the admission of additional Members; to change the Company's business plan; and to comply with applicable law. However, without the consent of each affected Member, the Manager may not adopt any amendment that would: (i) require a Member to make additional capital contributions; (ii) impose personal liability on any Member; (iii) change a Member's share of distributions relative to other Members; or (iv) change a Member's share of distributions relative to the Manager.

EXHIBIT F: FINANCIAL STATEMENTS

Creativehomies HQ LLC
A Delaware Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountant's Review Report
December 31, 2021

CREATIVEHOMIES HQ LLC

TABLE OF CONTENTS

	Page
Independent Accountant's Review Report	1
Financial Statements as of December 31, 2021 and for the period from December 10, 2021 (inception) to December 31, 2021:	
Balance Sheet (unaudited)	2
Statement of Operations (unaudited)	3
Statement of Changes in Members' Equity (unaudited)	4
Statement of Cash Flows (unaudited)	5
Notes to the Financial Statements (unaudited)	6



To the Members of
Creativehomies HQ LLC
Portland, Oregon

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Creativehomies HQ LLC (the "Company"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, changes in members' equity, and cash flows for the period from December 10, 2021 (inception) to December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
June 29, 2022

Creativehomies HQ LLC
Balance Sheet (Unaudited)
As of December 31, 2021

	December 31, 2021
ASSETS	
Due from related party	$ 15,560
TOTAL ASSETS	$ 15,560
LIABILITIES AND MEMBERS' EQUITY	
Members' Equity	$ 15,560
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 15,560

Creativehomies HQ LLC
Statement of Operations (Unaudited)
For the period from December 10, 2021 (inception) to December 31, 2021

	2021
Revenue	$ -
Operating expenses	-
Net Loss	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 3 -

Creativehomies HQ LLC
Statement of Changes in Members' Equity (Unaudited)
For the period from December 10, 2021 (inception) to December 31, 2021

	December 31, 2021
Balances at December 10, 2021 (inception)	$ -
Contributions	21,010
Distributions	(5,450)
Net Loss	-
Balances at December 31, 2021	$ 15,560

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Creativehomies HQ LLC
Statement of Cash Flows (Unaudited)
For the period from December 10, 2021 (inception) to December 31, 2021

	2021
Cash Flows From Operating Activities	
Net Loss	$ -
Net cash used in operating activities	-
Cash Flows From Financing Activities	
Due from related party	(15,560)
Contributions from the members	21,010
Distributions to the members	(5,450)
Net cash provided by investing activities	-
Net Change In Cash and Cash Equivalents	-
Cash at Beginning of Period	-
Cash at End of Period	$ -
Supplemental Disclosures of Cash Flow Information:	
Cash paid for interest expense	$ -
Cash paid for income tax	$ -

Creativehomies HQ LLC
Notes to the Financial Statements (unaudited)
As of December 31, 2021 and for the period from December 10, 2021 (inception) to December 31, 2021

NOTE 1: NATURE OF OPERATIONS

Creativehomies HQ LLC (the "Company") is a Delaware limited liability company formed on December 10, 2021 to manage the development of the real estate located at 433 NW Glisan Street, Portland, Oregon. Creative Homies LLC, an Oregon limited liability company, will be the exclusive lessee of the real estate property with 100% of its net operating income to be used as lease payment to the Company as discussed in Note 7.

As of December 31, 2021, the Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general real estate, business, and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and the results of its operations.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known

Creativehomies HQ LLC
Notes to the Financial Statements (unaudited)
As of December 31, 2021 and for the period from December 10, 2021 (inception) to
December 31, 2021

and inherent risk in the account balance, and current economic conditions. As of December 31, 2021, the Company carried no receivables and no allowance against such.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs shall be capitalized. The deferred offering costs shall be charged to members' equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximates their fair value.

Revenue Recognition

Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Creativehomies HQ LLC
Notes to the Financial Statements (unaudited)
As of December 31, 2021 and for the period from December 10, 2021 (inception) to December 31, 2021

No revenue has been earned or recognized as of December 31, 2021

Organizational Costs

In accordance with Financial Accounting Standards Board ("FASB") ASC 720, "Other Expenses," organizational costs, including accounting fees, legal fee, and costs of organization, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements are prepared on a going concern basis and do not include any adjustments that might result from uncertainty about its ability to continue as a going concern. The Company has not yet commenced planned principal operations, plans to incur significant costs in the pursuit of its capital financing plans, and has not generated revenues or profits since inception. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain additional capital financing sufficient to execute its business plan of acquiring property for lease and successfully leasing the property for profitable operating results. No assurance can be given that the Company

Creativehomies HQ LLC
Notes to the Financial Statements (unaudited)
As of December 31, 2021 and for the period from December 10, 2021 (inception) to December 31, 2021

will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: MEMBERS' EQUITY

The Company is managed by two members. During the period ended December 31, 2021, the members made contributions of $21,010 and the Company made distributions to members of $5,450.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTIES

The Company's operating agreement authorizes a management fee to the members.

The Company's cash balances are held by Creative Homies, LLC on the Company's behalf in the amount of $15,560 as of December 31, 2021.

On October 18, 2021, the members of the Company personally entered into a seller-carried transaction with 406-403 NW Glisan LLC (the "Seller"), an Oregon limited liability company, to purchase a certain land and building at an agreed upon price of $2,100,000. A down payment of $150,000 was made on the closing of the sale on December 27, 2021 and $250,000 was paid in the form of a promissory note due on February 15, 2022. The remaining balance due of $1,700,000 is held in a note carried by the Seller with a fixed rate of interest of 4.750% per annum with a term of 25 years. The entire unpaid principal balance, together with all accrued interest and all other sums remaining due from the members to the Seller, shall be paid in advance of the fully amortized term. The members of the Company intend to convey the asset and associated liabilities to the Company at a later date.

On December 29, 2021, the members of the Company entered into a personal loan agreement amounting to $51,500 with a fixed interest of $2,604 from the origination date. The maturity date is the earliest of a) immediately, if the members of the Company default on its real estate purchase; b) upon receipt of funds from the Company's planned Regulation Crowdfunding offering, Prosper Portland grant, Small Business Association loans, or other sources after the balance of the $250,000 down payment is made to Seller within 45 days of closing; or c) June 30, 2022. In all cases, a lump sum payment of $54,129 is due. The members of the Company used the land and building as security for the loan and personally guaranteed the loan.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August

Creativehomies HQ LLC
Notes to the Financial Statements (unaudited)
As of December 31, 2021 and for the period from December 10, 2021 (inception) to December 31, 2021

2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective on its inception date.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the effect of the adoption of this standard on its financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Secured Personal Loan Agreements

In January 2022, the members of the Company personally entered into a personal loan agreement amounting to $400,000 with an 8% simple interest per annum. No monthly payments shall be due and the full loan amount and interest of $560,000 shall be due and payable on the maturity date of January 27, 2027. The loan is guaranteed by the Company's members. The loan proceeds will be used for improving and developing the land and building discussed in Note 5. The loan provides bridge funds while the members of the Company secure financing, including an intended Regulation CF equity raise for up to $750,000, a prospective Prosper Portland Commercial Property Redevelopment Grant for $50,000, and a Small Business Administration (SBA) loan for $2,279,000. The members of the Company intend to convey the loan to the Company at a later date.

Loan Agreement

In February 2022, the Company, together with its members personally, entered into a loan agreement amounting to $250,000 with an 8% simple interest rate per annum. The loan requires monthly payments of $2,091 commencing in March 2022 and will mature in January 2027, when all then outstanding principal and interest come due. The loan is secured by the land and building discussed in Note 5 and is guaranteed by the Company and each of its members personally. The loan proceeds were used to pay the remaining down payment due for the purchase of the land and building as discussed in Note 5. The members of the Company intend to convey the loan to the Company at a later date.

Retail Lease Agreement

In March 2022, the Company entered into a lease agreement with Creative Homies LLC ("Tenant"), a related party under common control, with a term of 10 years and an estimated commencement date

Creativehomies HQ LLC
Notes to the Financial Statements (unaudited)
As of December 31, 2021 and for the period from December 10, 2021 (inception) to
December 31, 2021

of April 1, 2023. The initial monthly base rent shall be 100% of the net operating income of the Tenant which shall be determined one year in advance, based on projections, and then divided by twelve monthly installments to be adjusted once the financial statements of the tenant are audited at the end of the year. The lease is guaranteed by the members of the Company.

Repayment of a Secured Personal Loan Agreement

In May 2022, the loan amounting to $51,500 discussed in Note 5 has been repaid by the members of the Company.

Management Evaluation

Management has evaluated subsequent events through June 29, 2022, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT G: FEDERAL INCOME TAX CONSEQUENCES

Overview

The following summarizes some of the Federal income tax consequences of acquiring an LLC Interest. This summary is based on the Internal Revenue Code (the "Code"), regulations issued by the Internal Revenue Service ("Regulations"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the Federal income tax consequences of acquiring an LLC Interest, could change in the future.

This is only a summary, applicable to a generic Investor. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

Classification as a Partnership

The Company will be treated as a partnership for Federal income tax purposes. If the Company were treated as a corporation and not as a partnership, the operating profit or gain on sale of the project would generally be subject to two levels of Federal income taxation. This would substantially reduce the economic return to Investors.

Federal Income Taxation of the Company and its Owners

Because it is treated as a partnership, the Company itself will not be subject to Federal income taxes. Instead, each Investor will be required to report on his, her, or its personal Federal income tax return his, her, or its distributive share of the Company's income, gains, losses, deductions and credits for the taxable year, whether or not actual distributions of cash or other property are made. Each Investor's distributive share of such items will be determined in accordance with the LLC Agreement.

Deduction of Losses

Each Investor may deduct his, her, or its allocable share of the Company's losses, if any, subject to the basis limitations of Code §704(d), the "at risk" rules of Code §465, and the "passive activity loss" rules of Code §469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by the Company against other income may not provide a material benefit to Investors who do not have taxable passive income from other passive activities.

20% Deduction for Pass-Through Entities

Because the Company will be treated as a partnership for Federal income tax purposes, Investors might be entitled to deduct up to 20% of the amount of taxable income and gains allocated to them by the Company. Investors should consult with their personal tax advisors concerning the availability of this deduction in their personal tax circumstances.

Tax Basis

Code §704(d) limits an Investor's loss to his, her, or its tax "basis" in his, her, or its Interest. An Investor's tax basis will initially equal his, her, or its capital contribution (i.e., the purchase price for the Interest).

Thereafter, the Investor's basis generally will be increased by further capital contributions made by the Investor, his, her, or its allocable share of the Company's taxable and tax-exempt income, and his, her, or its share of certain liabilities of the Company. The Investor's basis generally will be decreased by the amount of any distributions he, she, or it receives, his, her, or its allocable share of the Company's losses and deductions, and any decrease in his, her, or its share of the Company's liabilities.

Limitations of Losses to Amounts at Risk

In the case of certain taxpayers, Code §465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. An Investor subject to these rules will not be permitted to deduct his, her, or its allocable share of the Company's losses to the extent the losses exceed the amount the Investor is considered to have at risk in the Company. If an Investor's at-risk amount should fall below zero, he, she, or it would generally be required to "recapture" such amount by reporting additional income. An Investor generally will be considered at risk to the extent of his, her, or its cash contribution (i.e., the purchase price for the Interest), his, her, or its basis in other contributed property, and his, her, or its personal liability for repayments of borrowed amounts. The Investor's amount at risk will generally be increased by further contributions and his, her, or its allocable share of the Company's income, and decreased by distributions he, she, or it receives and his, her, or its allocable share of the Company's losses. With respect to amounts borrowed for investment in the Company, an Investor will not be considered to be at risk even if he, she, or it is personally liable for repayment if the borrowing was from a person who has certain interests in the Company other than an interest as a creditor. In all events, an Investor will not be treated as at risk to the extent his, her, or its investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

Limitations on Losses from Passive Activities

In the case of certain taxpayers, Code §469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

The Company will be treated as a passive activity to Investors. Hence, Investors generally will not be permitted to deduct their losses from the Company except to the extent they have income from other passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year an Investor disposes of his, her, or its Investor Shares in a taxable transaction.

Limitation on Capital Losses

An Investor who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely.

Limitation on Investment Interest

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by an Investor on a loan that was incurred to purchase LLC Shares and interest paid by the Company to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that an Investor would not be entitled to deduct all of his, her, or its investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

Treatment of Liabilities

When the Company borrows money or otherwise incurs indebtedness, the amount of the liability will be allocated among all of the Investors in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules) each Investor will be treated as having contributed cash to the Company equal to his, her, or its allocable share of all such liabilities. Conversely, when an Investor's share of liabilities is decreased (for example, if the Company repays loans or an Investor disposes of his, her, or its Interest) then the Investor will be treated as having received a distribution of cash equal to the amount of such decrease.

Allocations of Profits and Losses

The profits and losses of the Company will be allocated among all the owners of the Company, including Investors, in the manner described in the LLC Agreement. In general, it is intended that profits and losses will be allocated in a manner that corresponds with the distributions each Investor is entitled to receive; *i.e.*, so that tax allocations follow cash distributions. Such allocations will be respected by the IRS if they have "substantial economic effect" within the meaning of Code §704(b). If they do not, the IRS could re-allocate items of income and loss.

Sale or Exchange of Investor Shares

In general, the sale of Investor Shares by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the Investor's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Investor Shares have been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code §751, the Investor will recognize ordinary income.

If, as a result of a sale of a Investor Shares, an Investor's share of liabilities is reduced, such Investor could recognize a tax liability greater than the amount of cash received in the sale.

Code §6050K requires any Investor who transfers Investor Shares at a time when the Company has unrealized receivables or substantially appreciated inventory items to report such transfer to the Company. For these purposes, "unrealized receivables" includes depreciation subject to "recapture" under Code §1245 or Code §1250. If so notified, the Company must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by an Investor to report a transfer covered by this provision may result in penalties.

A gift of Investor Shares will be taxable if the donor-Investor's share of liabilities is greater than his, her, or its adjusted basis in the gifted Investor Shares. The gift could also give rise to Federal gift tax liability. If the gift is made as a charitable contribution, the donor-Investor is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the Investor will not be able to offset the entire amount of his, her, or its adjusted basis in the donated Investor Shares against the amount considered to be realized as a result of the gift (*i.e.*, the Company's debt).

Transfer of Investor Shares by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased Investor's share of liabilities exceeds his or her pre-death basis in his or her Investor Shares. The deceased Investor's transferee will get a basis in the Investor Shares equal to their fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of liabilities. For this purpose, the fair market value will not include the decedent's share of Company taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution or cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceeds his, her, or its basis in the Investor Shares. Any such gain generally will be considered as gain from the sale of the Investor Shares.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

The Company will report its income and losses using the calendar year. In general, each Investor will report his, her, or its share of income and losses for the taxable year of such Investor that includes December 31st; *i.e.*, the calendar year for individuals and other Investors using the calendar year.

Section 754 Election

The Company may, but is not required to, make an election under Code §754 on the sale of Investor Shares or the death of an Investor. The result of such an election is to increase or decrease the tax basis of the Company's assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

Unrelated Business Taxable Income for Tax-Exempt Investors

A church, charity, pension fund, or other entity that is otherwise exempt from Federal income tax must nevertheless pay tax on "unrelated business taxable income." In general, interest and gains from the sale of property (other than inventory) are not treated as unrelated business taxable income. However, interest and gains from property that was acquired in whole or in part with the proceeds of indebtedness may be treated as unrelated business taxable income. Because the Company intends to borrow money to acquire the project and may borrow additional funds in the future, some of the income of the Company could be subject to tax in the hands of tax-exempt entities.

Tax Returns and Tax Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his, her, or its Federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his, her, or its purchase (or ownership) of Investor Shares. The Company's tax returns will be prepared by accountants selected by the Company.

If the Company's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate the Company's reporting position on its returns and such fees would reduce the cash otherwise distributable to Investors. Such an audit may also result in adjustments to the Company's tax returns, which adjustments, in turn, would require an adjustment to each Investor's personal tax return. An audit of the Company's tax returns may also result in an audit of non-Company items on each Investor's personal tax returns, which could result in adjustments to such items. The Company is not obligated to contest adjustments proposed by the IRS.

Each Investor must either report Company items on his, her, or its tax return consistent with the treatment on the Company's information return or file a statement with his, her, or its tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to Federal income tax deficiency proceedings.

The Manager will be treated as the "tax matters partner" of the Company and will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Other Tax Consequences

The foregoing discussion addresses only selected issues involving Federal income taxes, and does not address the impact of other taxes on an investment in the Company, including Federal estate, gift, or generation-skipping taxes, or State and local income or inheritance taxes. Prospective Investors should consult their own tax advisors with respect to such matters.

Potential Tax Benefits of Qualified Opportunity Zone Funds

Investing in a QOZF can allow a taxpayer to defer and possibly avoid Federal income taxes on capital gains.

a) Level One Savings: A taxpayer who realizes a capital gain and invests an amount equal to the gain in a QOZF within 180 days can defer recognizing (and thus paying tax on) the gain until the earlier of (i) the date the taxpayer sells his or her interest in the QOZF, or (ii) December 31, 2026.

b) Level Two Savings: If the taxpayer holds his or her investment in the QOZF for at least five years, he or she can increase his or her tax basis in the QOZF by 10% of the gain deferred, further reducing his or her tax bill.

c) Level Three Savings: If the taxpayer holds the QOZF for at least 10 years, he or she pays no capital gain tax on the appreciation in the QOZF.

NOTE: As described above, the potential tax benefits associated with investing in a QOZF *depend on the individual tax circumstances of the investor*. Consult with your personal tax advisors before investing.

EXHIBIT H: LEASE AGREEMENT

RETAIL LEASE

Between:

Creative Homies HQ LLC
("Landlord")

And

Creative Homies LLC
("Tenant")

Dated March 14, 2022

RETAIL LEASE

TABLE OF CONTENTS

Page

1. TERM.. 2

2. RENT 2
   (a)   Base Rent 2
   (b)   Percentage Rent ....**Error! Bookmark not defined.**
   (c)   Statement of Gross Sales ....**Error! Bookmark not defined.**
   (d)   Records of Gross Sales ....**Error! Bookmark not defined.**
   (e)   Definition of Gross Sales...**Error! Bookmark not defined.**
   (f)   No Partnership Created 3
   (g)   General.. 3
   (h)   Place of Payment 3
   (i)   Prepaid Rent.. 3

3. SECURITY DEPOSIT.. 3

4. ADDITIONAL RENT ....**Error! Bookmark not defined.**
   (a)   Operating Expenses ....**Error! Bookmark not defined.**
   (b)   Property Taxes and Insurance...**Error! Bookmark not defined.**
   (c)   Payment of Operating Expenses, Taxes and Insurance ....**Error! Bookmark not defined.**

5. INSURANCE; INDEMNITY 3
   (a)   Insurance... 3
   (b)   Increases in Premiums 3
   (c)   Indemnity; Tenant's Insurance 4

6. USE OF PREMISES 4

7. TENANT IMPROVEMENTS AND ALTERATIONS... 6

8. REPAIRS AND MAINTENANCE 7
   (a)   Landlord's Responsibilities.. 7
   (b)   Tenant's Responsibilities 7
   (c)   Inspections 8
   (d)   Landlord's Work 8

9. LIENS; TENANT'S TAXES 8

10. UTILITIES AND SERVICES 8

11. ICE, SNOW, AND DEBRIS... 8

12. WAIVER OF SUBROGATION 9

13. INJURY TO TENANT'S PROPERTY 9

14. DAMAGE OR DESTRUCTION.. 9
    (a)   Partial Destruction 9
    (b)   Substantial Damage 9
    (c)   Restoration 9

15. EMINENT DOMAIN 9
    (a)   Partial Taking.. 9
    (b)   Substantial Taking of the Property 10
    (c)   Substantial Taking of Premises 10

(d)   Definition 10

16.   BANKRUPTCY 10

17.   DEFAULT 10

18.   REMEDIES ON DEFAULT 11

19.   SURRENDER AT EXPIRATION 12
    (a)   Condition of Premises 12
    (b)   Fixtures 12
    (c)   Holdover 13

20.   ASSIGNMENT AND SUBLETTING 13
    (a)   Landlord's Consent 13
    (b)   Payment to Landlord and Termination of Lease 14

21.   SUBORDINATION 14

22.   TRANSFER OF THE PROPERTY 14

23.   ESTOPPEL CERTIFICATE 14

24.   PERFORMANCE BY LANDLORD 15

25.   LANDLORD'S RIGHT TO CURE DEFAULT 15

26.   INSPECTION 15

27.   FOR SALE AND FOR RENT SIGNS 15

28.   ATTORNEY FEES 15

29.   NOTICES 15

30.   BROKERS 15

31.   LATE CHARGES 16

32.   NO PERSONAL LIABILITY 16

33.   MISCELLANEOUS PROVISIONS 16

34.   QUIET ENJOYMENT 17

35.   ANTI-TERRORISM LAW 17
    (a)   Tenant represents and warrants to Landlord as follows: 17
    (b)   Tenant covenants that it shall not: 18

36.   FINANCIAL STATEMENTS ....**Error! Bookmark not defined.**

37.   WAIVER OF JURY TRIAL 18

38.   EXHIBITS AND ADDITIONAL PROVISIONS 18

39.   REPRESENTATIONS; PREPARATION 18

RETAIL LEASE

SUMMARY OF FUNDAMENTAL PROVISIONS

        Following is a summary of the basic provisions contained in the Lease. In the event of any conflict between any provision contained in this Summary and a provision contained in the balance of the Lease, the latter shall control.

A.   Name of Landlord: Creative Homies HQ LLC

B.   Address, Facsimile Number, and
E-mail for Notices to Landlord: _____
_____
_____
_____

C.   Address for Rent Payments: _____
_____
_____

D.   Name of Tenant and Address
of Premises: Creative Homies LLC

433 NW 4th Avenue

Portland, OR 97209

E.   Address, Facsimile Number, and
E-mail for Notices to Tenant: _____
_____
_____
_____

F.   Trade Name Under Which Tenant
Will Operate at Premises: Creative Homies

G.   Business To Be Conducted
By Tenant at Premises:

    Bar / Music Venue, Event Venue, Gallery, Studio Rental
_____

H.   Approximate Floor Area of Premises: 16,000 sf

I.   Lease Term: 120 months

J.   Estimated Commencement Date: April 1, 2023

K.   Base Rent: See Section 2

L.   Security Deposit: _____

M.   Guarantor's Name and Address: Cyrus Coleman and Adewale Agboola
_____

RETAIL LEASE

THIS LEASE is entered into this 1st day of April 1, 2023, between Creative Homies HQ LLC ("Landlord"), and Creative Homies LLC ("Tenant").

Landlord has constructed, is constructing or will construct a building or buildings and other improvements (the "Building") on April 1, 2023 that certain property located at 433 NW 4th Avenue, in the City of PORTLAND, County of MULTNOMAH, and State of OREGON (the "Property").

Landlord hereby leases to Tenant and Tenant hereby leases from Landlord certain space on the Property consisting of approximately 16,000 square feet, as outlined on the attached **Exhibit A** (the "Premises") on the terms and conditions set forth in this Lease.

1. **TERM**
The term of this Lease (the "Term") shall be for a period of 10 years (120) months, commencing on the first to occur of the following dates: (a) April 1, 2023, (b) the date on which Tenant begins to transact business on, at, or from the Premises, or (c) 2 (two) days after Landlord has delivered possession of the Premises to Tenant with any work to be performed by Landlord in the Premises (as agreed by Landlord in an exhibit attached to this Lease, if any) substantially completed (the "Commencement Date"). Tenant shall complete any work required in the Premises, and approved by Landlord pursuant to Section 6 below, within 365 (three hundred sixty-five) days after Landlord delivers possession of the Premises to Tenant. If the first day of the Term shall be a day other than the first day of a calendar month, then the Term shall be deemed extended by the number of days between the Commencement Date of this Lease and the first day of the first calendar month thereafter, so that the Term shall expire at the end of a calendar month. In the event Landlord allows Tenant the right to early possession of the Premises for the purpose of installation of Tenant's improvements to the Premises or for other purposes, Tenant's entry into the Premises shall be subject to all terms and conditions of this Lease, except the payment of Rent. Tenant's entry shall mean entry by Tenant, its officers, contractors, employees, licensees, agents, servants, guests, invitees, and visitors. If Landlord, for any reason, does not deliver possession of the Premises on the estimated Commencement Date set forth in the Summary of Fundamental Provisions (the "Estimated Commencement Date"), this Lease shall not be void or voidable, nor shall Landlord be liable to Tenant for any loss or damage resulting from such delay. In that event, however, Landlord shall deliver possession of the Premises as soon as reasonably practicable. If Landlord is delayed in delivering possession to Tenant for any reason attributable to Tenant, this Lease shall commence on the Estimated Commencement Date set forth in the Summary of Fundamental Provisions. If Landlord, for any reason not attributable to Tenant, is unable to deliver possession of the Premises within one hundred eighty (180) days following the Estimated Commencement Date, either party may terminate this Lease by written notice given within ten (10) days following such party's acquiring knowledge of such delay.

2. **RENT**
Beginning on the Commencement Date and continuing during the entire Term, Tenant shall pay to Landlord as rent for each "Lease Year" "Base Rent" as defined in this Section. The term "Lease Year" shall mean the period from the Commencement Date through the first December 31 following the Commencement Date, January 1 through December 31 for each subsequent full calendar year during the Term, and January 1 to the end of the Term for the final Lease Year. All Rent shall be paid when due without notice, offset, or deduction or for any reason.

(a) **Base Rent**
The initial monthly Base Rent during the Term ("Base Rent") shall be 100% of quarterly Net Operating Income. This shall be determined 1-year in advance, based on projections, and then divided by 12 monthly installments. At the end of the year, once Tenant financial statements are complete, the rent will be audited and adjusted, due by March 31st of the following year.

Base Rent shall be paid in advance on or before the first (1st) day of each calendar month during the Term, except for the first (1st) calendar month. Upon execution of this Lease, Tenant shall pay to Landlord Base Rent for the first (1st) full calendar month of the Term which is set forth on the Summary of Fundamental Provisions. If the first (1st) month of the Term shall be a partial month, Base Rent shall be prorated on a daily basis, based on the actual number of days in such month, and the amount due for such partial month shall be paid on or before the first (1st) day of the first (1st) full calendar month following the Commencement Date.

RETAIL LEASE
Page 2

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_____ _____
Landlord   Tenant

(b) **No Partnership Created**

Landlord is not by virtue of this Section 2 a partner or joint venturer with Tenant in connection with the business carried on under this Lease, and shall have no obligation with respect to Tenant's debts or other liabilities.

(c) **General**

All references to "Rent" or "Rental" in this Lease shall mean Base Rent, Percentage Rent, Additional Rent, and all other payments required of Tenant under this Lease, unless otherwise expressly specified, and all payments required by Tenant under this Lease shall be deemed "Rent."

(d) **Place of Payment**

Tenant shall pay Rent and other amounts required to be paid by Tenant hereunder to Landlord at the address for Landlord set forth on the Summary of Fundamental Provisions of this Lease, or at such other place as Landlord may from time to time designate in writing.

(e) **Prepaid Rent**

Upon the execution of this Lease, Tenant shall pay to Landlord the prepaid rent set forth on the Summary of Fundamental Provisions. Landlord's obligations with respect to the prepaid rent are those of a debtor and not of a trustee, and Landlord shall be entitled to commingle the prepaid rent with Landlord's general funds. Landlord shall not be required to pay Tenant interest on the prepaid rent. Landlord shall be entitled to immediately endorse and cash Tenant's prepaid rent; however, such endorsement and cashing shall not constitute Landlord's acceptance of this Lease. In the event Landlord does not accept this Lease, Landlord shall promptly return said prepaid rent to Tenant.

3. **SECURITY DEPOSIT**

Upon execution of this Lease, Tenant shall pay to Landlord a sum equal to the amount set forth on the Summary of Fundamental Provisions, Landlord shall be entitled to apply the Security Deposit to pay the cost of repairing any damage caused by Tenant, or performing any obligation which Tenant fails to perform within the time required by this Lease, but such application by Landlord shall not waive Landlord's other remedies nor be the exclusive remedy for Tenant's default. Such security deposit shall be returned to Tenant within thirty (30) days after the expiration of this Lease, provided Tenant has fully and faithfully carried out all of Tenant's obligations hereunder, including the payment of all amounts due to Landlord hereunder and the surrender of the Premises to Landlord in the condition required in this Lease. However, Landlord, at its option, may apply such sum on account of the payment of the last month's Base Rent or other unpaid Tenant obligations, in which latter event, Tenant shall replace any such sum applied by Landlord immediately upon notice from Landlord of such requirement. Such sum may be commingled with other funds of Landlord and shall not bear interest. In the event of a sale of the Property, Landlord shall have the right to transfer the security deposit to the purchaser to be held under the terms of this Lease, and Landlord shall thereupon be released from all liability for the return of the security deposit. Tenant agrees to look solely to the new landlord for the return of the security deposit.

4. **INSURANCE; INDEMNITY**

(a) **Insurance**

During the Term, Landlord shall maintain in full force a policy or policies of standard multi-peril insurance covering the Building and other improvements (exclusive of Tenant's trade fixtures, tenant improvements and other property) situated on the Property for the perils of fire, lightening, windstorm, and other perils commonly covered in such policies. Additionally, the perils of earthquake, landslide, flood, and/or other perils may be covered at the election of Landlord. During the Term, Landlord shall maintain in full force a comprehensive liability insurance policy in amounts considered appropriate by Landlord insuring Landlord against liability for bodily injury and property damage occurring in, on, or about the Property. Landlord shall use its reasonable efforts to secure said insurance at competitive rates.

(b) **Increases in Premiums**

This Lease is entered into on the basis that Tenant's occupancy will not affect the Property's classification for insurance rating purposes. If the insurance premiums on the Property are increased during the Term as a result of the installation

Please Initial

_____ _____
Landlord   Tenant

of equipment on the Premises by Tenant, by reason of Tenant's maintaining certain goods or materials on the Premises, or as a result of other use or occupancy of the Premises by Tenant, Tenant shall pay the additional cost of the insurance for any such buildings (whether or not Landlord has consented to the activity resulting in the increased insurance premiums). Tenant shall refrain from any activity in its use of the Premises that would make it impossible to insure the Premises or the buildings situated on the Property against casualty or that would increase the insurance rate of any such buildings or prevent Landlord from taking advantage of the ruling of the Insurance Rating Bureau of the state in which the Premises are situated or its successors allowing Landlord to obtain reduced premium rates for long-term fire insurance policies, unless Tenant pays the additional cost of the insurance. All of Tenant's electrical equipment shall be U-L approved. If Tenant installs any electrical equipment that overloads the lines in the Premises or in any such buildings, Tenant shall at its own expense make whatever changes are necessary to comply with the requirements of the insurance underwriters and governmental authorities having jurisdiction. Any insurance premiums to be paid by Tenant by reason of its initial intended use of the Premises or any increase in fire insurance premiums attributable to Tenant's use or occupancy of the Premises during the Term shall be paid by Tenant to Landlord within thirty (30) days after Landlord bills Tenant for the same.

       (c)   **Indemnity; Tenant's Insurance**

Tenant shall indemnify, defend, and save harmless Landlord from any and all liability, damage, expenses, attorneys' fees, causes of actions, suits, claims, or judgments, arising out of or connected with (i) the use, occupancy, management, or control of the Premises, (ii) any failure of Tenant to comply with the terms of this Lease, and (iii) the acts or omissions of Tenant, its agents, officers, directors, employees, or invitees; provided, however, that Tenant shall not be liable for claims caused by the sole negligence of Landlord. Tenant shall, at its own cost and expense, defend any and all suits that may be brought against Landlord either alone or in conjunction with others upon any such above-mentioned cause or claim, and shall satisfy, pay, and discharge any and all settlements paid by or judgments that may be entered against Landlord, regardless of whether a lawsuit is actually filed. Tenant shall at its own expense during the Term carry in full force and effect (a) a comprehensive public liability insurance policy with limits of not less than Two Million Dollars ($2,000,000) combined single limit bodily injury and property damage per occurrence and in aggregate, and (b) a business automobile liability insurance covering owned, non-owned, and hired vehicles with a limit of not less than One Million Dollars ($1,000,000), with an insurance carrier satisfactory to Landlord, naming Landlord, Landlord's management agent, and Landlord's lender as additional insureds. Said insurance policies shall insure against any and all liability of Tenant with respect to the Premises and under this Lease including, without limitation, Tenant's indemnity obligations under this Lease, or arising out of the maintenance, use, or occupancy of the Premises. Tenant shall carry insurance that fully covers repair and replacement of broken storefront windows. If engaged in the sale or distribution of alcoholic beverages, Tenant shall carry liquor liability insurance in a form and in such amounts satisfactory to Landlord. Such policy shall provide that the insurance shall not be cancelable or modified without at least thirty (30) days' prior written notice to Landlord, Landlord's lender and Landlord's managing agent, if any, and shall be deemed primary and noncontributing with other insurance available to Landlord. On or before the Commencement Date, Tenant shall furnish Landlord with a certificate or other acceptable evidence that such insurance is in effect. Tenant shall also provide and maintain insurance to comply with Workers Compensation and Employers Liability Laws.

5.   **USE OF PREMISES**

The Premises shall be used for <u>the retail sale of raw meat, poultry and fish, as well as cooked meat, poultry, fish and other foods</u> and for no other purpose without Landlord's written consent. In connection with the use of Premises, Tenant shall, at Tenant's sole cost and expense, except as specifically provided otherwise herein:

       a)   Conform to all applicable laws, statutes, rules, ordinances, orders, regulations, and requirements of any public authority ("Laws") affecting the Premises and the use of the Premises and correct, at Tenant's own expense, any failure of compliance created through Tenant's fault or by reason of Tenant's use, unless such failure is due to Landlord's default in the performance of the agreements set forth in this Lease to be kept and performed by Landlord. Without limiting the generality of the foregoing, Tenant shall comply with the Americans with Disabilities Act as it applies to the Premises and all obligations pertaining to asbestos as required by the Occupational Safety and Health Administration (OSHA) applicable to the Premises and to Tenant's employees. If Tenant's permitted use includes operating as a "dry cleaning facility" as defined under ORS 465.515, then Tenant shall take all steps necessary to

Please Initial

    _____ _____
    Landlord   Tenant

obtain exemption from administrative and judicial action and exemption from liability under ORS 465.503, as may be amended;

b)   Refrain from any activity that would be unreasonably offensive to Landlord, to other tenants in any buildings situated on the Property, or to owners or users of the adjoining premises, or that would tend to create a nuisance or damage the reputation of the Premises or of any such buildings. Without limiting the generality of the foregoing, Tenant shall not permit any noise or odor to escape or be emitted from the Premises nor permit the use of flashing (strobe) lights nor permit the sale or display of offensive materials as reasonably determined by Landlord;

c)   Refrain from loading the floors, electrical systems, plumbing systems, or heating, ventilating and air conditioning systems ("HVAC"), beyond the point considered safe by a competent engineer or architect selected by Landlord and refrain from using electrical, water, sewer, HVAC, and plumbing systems in any harmful way. If Landlord employs an engineer, architect, electrical, or other consultant to determine whether Tenant's use of the Premises is in violation of this Section 5(c), Tenant shall pay the reasonable costs incurred in connection with that employment. Tenant shall use hair interceptors, grease traps, or other drain protection devices as needed to avoid such harmful use;

d)   Not permit any pets or other animals in the Premises except for Seeing Eye dogs;

e)   Refrain from making any marks on or attaching any sign, insignia, antenna, window covering, aerial, or other device to the exterior or interior walls, windows, or roof of the Premises without the written consent of Landlord, which consent shall not be unreasonably withheld. Landlord need not consent to any sign that fails to conform to the design concept of the buildings situated on the Property, and all policies and procedures as established by Landlord. Prior to installing any signs, Tenant shall submit detailed color drawings to Landlord for approval indicating the location, size, layout, design, and color of proposed sign, including all lettering and graphics. Electrical service to all signs shall be at Tenant's sole expense. Free standing or monument signs are prohibited. Notwithstanding Landlord's consent to any signs, Tenant shall (i) comply with all Laws and obtain any necessary permits and governmental approvals related to such signs at its own cost and expense, and (ii) within fifteen (15) days after Lease expiration or earlier termination, remove all such signs and repair any damage to the Premises caused thereby, at Tenant's own cost and expense;

f)   Comply with any reasonable rules respecting the use of the Premises promulgated by Landlord from time to time and communicated to Tenant in writing. Without limiting the generality of the foregoing, such rules may establish hours during which the common area shall be open for use, may regulate deliveries to the Premises and may regulate parking by employees. Recognizing that it is in the best interests of all tenants to accommodate the parking needs of customers, Landlord reserves the right to require employees of Tenant to park in designated areas of the common area or to park outside of the common area if Landlord determines that the extent of employee parking is detrimental to the businesses of the tenants or any of them. Tenant shall use its best efforts to complete, or cause to be completed, all deliveries, loading and unloading, to the Premises by 11 a.m. each day, and to prevent delivery trucks or other vehicles serving the Premises to park or stand in front of the locations of other tenants;

g)   Comply with any no smoking (and other health related) policies and procedures established by any Law or by Landlord from time to time;

h)   Recognize that it is in the interest of both Tenant and Landlord to have regulated hours of business, Tenant shall keep the Premises open for business and cause Tenant's business to be conducted therein during those days and hours as is customary for businesses of like character in the city or county in which the Premises are situated, but in any event during those days and hours reasonably established by Landlord which, at the Commencement Date, shall be 9:00   a.m. to 6:00 p.m. Monday through Saturday and 12:00 p.m. to 4:00 p.m. Sundays, and Tenant shall be entitled to remain closed on legal holidays. Any failure to operate by Tenant shall be excused to the extent that the use of the Premises is interrupted or prevented by causes beyond Tenant's reasonable control; provided, however, that

Tenant's financial condition, poor market demand for Tenant's products, and other economic factors shall not excuse Tenant's obligation to continuously operate as required under this section;

i) Maintain on the Premises an adequate stock of merchandise and trade fixtures to service and supply the usual and ordinary requirements of its customers. If Tenant has a food or beverage related use, Tenant shall not use a substantially new or modified menu without Landlord's prior review and written approval of the menu, which shall not be unreasonably withheld;

j) Not permit any cash, credit card, or coin-operated vending, novelty, or gaming machines or equipment on the Premises without the prior written consent of Landlord; and not permit the use of any part of the Premises for a second-hand store, an auction, distress, fire sale, bankruptcy, or going-out-of-business sale or the like;

k) Refrain from violating or causing the violation of any exclusive use provision granted to any tenant or other occupant of the Property as to which Tenant has been given written notice;

l) Not commit or suffer any harm to the Premises, including without limitation, the improvements thereon or any part thereof; and Tenant shall keep the Premises in a neat, clean, sanitary, and orderly condition;

m) Refrain from any use of any area on the Property that is outside the Premises, unless such use is specifically permitted in writing by Landlord in advance;

n) Not generate, release, store, or deposit on the Premises any environmentally hazardous or toxic substances, materials, wastes, pollutants, oils, or contaminants, as defined or regulated by any federal, state, or local law or regulation or any other Law (collectively, "Hazardous Substances"), except that Tenant may have and use small quantities of Hazardous Substances on the Premises as required in the ordinary course of Tenant's business. Tenant shall indemnify, defend, and hold harmless Landlord from and against any and all claims, losses, damages, response costs, and expenses of any nature whatsoever (including without limitation attorneys', experts', and paralegals' fees) arising out of or in any way related to the generation, release, storage, or deposit of Hazardous Substances on the Premises or on Landlord's property by Tenant or any other person or entity other than Landlord on and/or after the date of this Lease;

o) Not allow or permit any conduct or omission at the Premises, or anywhere on Landlord's property, that will promote or allow the production or growth of mold, spores, fungus, or any other similar organism, and shall indemnify and hold Landlord harmless from any claim, demand, cost, and expense (including attorney fees) arising from or caused by Tenant's failure to strictly comply with its obligations under this provision; and

p) Comply with the requirements of all operation and easement agreements and all other agreements and requirements of record on the Property.

6. **TENANT IMPROVEMENTS AND ALTERATIONS**
Unless otherwise specified in any Rider or Exhibit to this Lease, Tenant accepts the Premises AS IS in their condition as of the Commencement Date and Tenant shall pay for all tenant improvements, whether the work is performed by Landlord or by Tenant. If any improvements or alterations to the Premises or any other work on the Premises by Tenant causes the need to comply with any Laws in areas outside of the Premises including without limitation the Americans with Disabilities Act or regulations pertaining to earthquake codes, Tenant shall pay the cost thereof as well. Tenant shall make no improvements or alterations on the Premises of any kind, including the initial work to be performed by Tenant in the Premises, without the prior written consent of Landlord, which consent shall not be unreasonably withheld. Prior to the commencement of any work by Tenant, Tenant shall first submit the following to Landlord and obtain Landlord's written consent to all of the following, which consent shall not be unreasonably withheld: Tenant's plans and specifications; Tenant's estimated costs; and the names of all of Tenant's contractors and subcontractors. If Landlord is to perform the work for some or all of such work, Landlord shall have the right to require Tenant to pay for the cost of the work in advance or in periodic installments. If the work is to be performed

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by Tenant, Landlord shall have the right to require Tenant to furnish adequate security to assure timely payment to the contractors and subcontractors for such work. All work performed by Tenant shall be done in strict compliance with all applicable building, fire, sanitary, and safety codes, and other Laws, and Tenant shall secure all necessary permits for the same. Tenant shall keep the Premises free from all liens in connection with any such work. All work performed by Tenant shall be carried forward expeditiously, shall not interfere with Landlord's work or the work to be performed by or for other tenants, and shall be completed within a reasonable time. Landlord or Landlord's agents shall have the right at all reasonable times to inspect the quality and progress of such work. All improvements, alterations, and any other work performed on the Premises by either Landlord or Tenant shall be the property of Landlord when installed, except for Tenant's trade fixtures, and may not be removed at the expiration of this Lease unless the applicable Landlord's consent specifically provides otherwise. Notwithstanding Landlord's consent to improvements or alterations by Tenant, all such improvements, alterations, or other work to be performed by Tenant shall be at the sole cost and expense of Tenant.

7.   **REPAIRS AND MAINTENANCE**

(a)   **Landlord's Responsibilities**
The following shall be the responsibility of Landlord, provided that the cost thereof shall be recoverable by Landlord as Operating Expenses to the extent provided in Section **Error! Reference source not found.Error! Reference source not found.**:

i.   Structural repairs and maintenance and repairs necessitated by structural disrepair or defects;

ii.   Repair and maintenance of the exterior walls, roof, gutters, downspouts, and foundation of the Building. This shall not include maintenance of the operating condition of doors and windows or replacement of glass, nor maintenance of the storefront; and

iii.   Repair of interior walls, ceilings, doors, windows, floors, and floor coverings when such repairs are made necessary because of failure of Landlord to keep the structure in repair as above provided in this Section 7(a).

(b)   **Tenant's Responsibilities**
The following shall be the responsibility of Tenant:

i.   The interior of the Premises including any interior decorating;

ii.   Any repairs and replacements necessitated by the negligence or use of the Premises by Tenant, its agents, employees, and invitees;

iii.   Maintenance, repair, and replacement of the HVAC systems and sprinkler systems, if any; however, Landlord reserves the right to contract with a service company for the maintenance and repair of the foregoing systems, or any of them; and Tenant's share of such expenses shall be paid by Tenant to Landlord monthly;

iv.   Maintenance and repair of the interior walls and floor coverings (both hard surfaces and carpeting);

v.   Any repairs or alterations required under Tenant's obligation to comply with all applicable Laws as set forth in this Lease; and

vi.   All other repairs, maintenance, and replacements to the Premises which Landlord is not expressly required to make under Section 7(a) above, including, without limitation, the generality of the foregoing, the replacement of all glass that may be broken or cracked during the Term with glass of as good

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or better quality than that in use at the commencement of the Term, the storefront, wiring, plumbing, drainpipes, sewers, and septic tanks, including without limitation, repairs outside the Premises if the need for the repair arises from Tenant's use of the Premises. All Tenant's work shall be in full compliance with then current building code and other governmental requirements. Tenant shall contract with a qualified pest extermination company for regular extermination services to keep the Premises free of pests, vermin, and rodents.

(c) **Inspections**

Landlord shall have the right to inspect the Premises at any reasonable time or times to determine the necessity of repair. Whether or not such inspection is made, the duty of Landlord to make repairs as outlined above in any area in Tenant's possession and control shall not mature until a reasonable time after Landlord has received from Tenant written notice of the necessity of repairs, except in the event emergency repairs may be required and in such event Tenant shall attempt to give Landlord immediate notice considering the circumstances.

(d) **Landlord's Work**

All repairs, replacements, alterations, or other work performed on or around the Premises by Landlord shall be done in such a way as to interfere as little as reasonably possible with the use of the Premises by Tenant. Tenant shall have no right to an abatement of Rent nor any claim against Landlord for any inconvenience or disturbance resulting from Landlord's performance of repairs and maintenance pursuant to this Section 7. Landlord shall have no liability for failure to perform required maintenance and repair, unless written notice of such maintenance or repair is given by Tenant and Landlord fails to commence efforts to remedy the problem in a reasonable time and manner. Landlord shall have the right to erect scaffolding and other apparatus necessary for the purpose of making repairs or alterations to the Building. Work may be done during normal business hours. Tenant shall have no claim against Landlord for any interruption or reduction of services or interference with Tenant's occupancy caused by Landlord's maintenance and repair, and no such interruption or reduction shall be construed as a constructive or other eviction of Tenant.

8. **LIENS; TENANT'S TAXES**

Tenant shall keep the Premises free from all liens, including mechanic's liens, arising from any act or omission of Tenant or those claiming under Tenant. Landlord shall have the right to post and maintain on the Premises or the Building such notices of nonresponsibility as are provided for under the lien laws of the state in which the Premises are located. Tenant shall be responsible for and shall pay when due all taxes assessed during the Term against any leasehold or personal property of any kind owned by or placed upon or about the Premises by Tenant.

9. **UTILITIES AND SERVICES**

Tenant shall pay promptly for all water and sewer facilities, gas and electrical services, including heat and light, garbage collection, recycling, and all other facilities and utility services used by Tenant or provided to the Premises during the Term. If the heating and air-conditioning systems or any other utility service is not on separate meters, Tenant shall pay its proportionate share of such charges as reasonably determined by Landlord provided in Section **Error! Reference source not found.Error! Reference source not found.** of this Lease. Tenant shall arrange for regular and prompt pickup of trash and garbage and shall store such trash and garbage in only those areas designated by Landlord. However, if Landlord elects to arrange for garbage collection on a cooperative basis for Tenant and other tenants, Tenant shall pay its proportionate share as reasonably determined by Landlord as provided in Section **Error! Reference source not found.Error! Reference source not found.** of this Lease. Tenant shall comply with any recycling programs required by any Law or reasonably required by Landlord. Landlord shall not be liable or responsible for any interruption of utility service to the Premises and any such interruption shall not entitle Tenant to any abatement of rent, unless such interruption is caused solely by the negligence of Landlord.

10. **ICE, SNOW, AND DEBRIS**

Tenant shall keep the walks in front of the Premises free and clear of ice, snow, rubbish, debris, and obstructions. Tenant shall indemnify and hold Landlord harmless from any injury whether to Landlord or Landlord's property or to any other person or property caused by Tenant's failure to perform Tenant's obligations under this Section 10. Tenant's obligations under this Section 10 shall be performed at Tenant's cost and expense. Landlord reserves the right to cause the removal of ice, snow, debris and obstruction from the area in front of the Premises and Tenant shall pay the cost thereof within ten (10) days after billing therefor.

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11.   **WAIVER OF SUBROGATION**

Neither party shall be liable to the other for any loss or damage caused by fire or any of the risks enumerated in a standard multiperil insurance policy, including sprinkler leakage insurance if the Premises have sprinklers, to the extent that any such insurance actually pays any such loss or damage. All claims or rights of recovery for any and all such loss or damage, however caused, are hereby waived. Without limiting the generality of the foregoing, said absence of liability shall exist whether or not such loss or damage is caused by the negligence of either Landlord or Tenant or by any of their respective agents, servants, or employees.

12.   **INJURY TO TENANT'S PROPERTY**

Landlord shall not be liable for any injury to the goods, stock, merchandise, or any other property of Tenant or to any person in or upon the Premises or to the leasehold improvements in the Premises resulting from fire or collapse of the Building or any portion thereof or any other cause, including but not limited to damage by water or gas, or by reason of any electrical apparatus in or about the Premises. Tenant shall carry adequate insurance coverage at its sole cost and expense to cover the risks described in this section.

13.   **DAMAGE OR DESTRUCTION**

      (a)   **Partial Destruction**

If the Premises shall be partially damaged by fire or other cause, and Section 13(b) below does not apply, the damages to the Premises shall be repaired by Landlord, and all Base Rent until such repair shall be made shall be apportioned according to the part of the Premises that is usable by Tenant, except when such damage occurs because of the fault of Tenant. The repairs shall be accomplished with all reasonable dispatch. Landlord shall bear the cost of such repairs, unless the damage occurred from a risk that would not be covered by a standard fire insurance policy with an endorsement for extended coverage, including sprinkler leakage, and the damage was the result of the fault of Tenant, in which event Tenant shall bear the expense of the repairs.

      (b)   **Substantial Damage**

If the buildings situated on the Property or the Building or the Premises, or any of them, are twenty-five percent (25%) or more destroyed during the Term by any cause, Landlord may elect to terminate the Lease as of the date of damage or destruction by notice given to Tenant in writing not more than sixty (60) days following the date of damage. In such event all rights and obligations of the parties shall cease as of the date of termination. In the absence of an election to terminate, Landlord shall proceed to restore the Premises, if damaged, to substantially the same form as prior to the damage or destruction, so as to provide Tenant usable space equivalent in quantity and character to that before the damage or destruction. Work shall be commenced as soon as reasonably possible, and thereafter proceed without interruption, except for work stoppages on account of matters beyond the reasonable control of Landlord. From the date of damage until the Premises are restored or repaired, Base Rent shall be abated or apportioned according to the part of the Premises usable by Tenant, unless the damage occurred because of the fault of Tenant. Landlord shall bear the cost of such repairs unless the damage occurred from a risk that would not be covered by a standard fire insurance policy with an endorsement for extended coverage, including sprinkler leakage, and the damage was the result of the fault of Tenant, in which event Tenant shall bear the expense of the repairs.

      (c)   **Restoration**

If the Premises are to be restored by Landlord as above provided in this Section 13, Tenant, at its expense, shall be responsible for the repair and restoration of all items that were initially installed at the expense of Tenant (whether the work was done by Landlord or Tenant) or for which an allowance was given by Landlord to Tenant, together with Tenant's stock in trade, trade fixtures, furnishings, and equipment; and Tenant shall commence the installation of the same promptly upon delivery to it of possession of the Premises and Tenant shall diligently prosecute such installation to completion.

14.   **EMINENT DOMAIN**

      (a)   **Partial Taking**

If a portion of the Premises is condemned and neither Section 14(b) nor Section 14(c) apply, the Lease shall continue in effect. Landlord shall be entitled to all the proceeds of condemnation, and Tenant shall have no claim against Landlord as a result of condemnation. Landlord shall proceed as soon as reasonably possible to make such repairs and alterations to the Premises as are necessary to restore the remaining Premises to the condition as comparable as reasonably practicable to that existing at the time of condemnation. Base Rent shall be abated to the extent that the Premises are untenantable during the period of alteration and repair. After the date on which title vests in the condemning authority, Base Rent shall be reduced commensurately with the reduction in the objective value of the Premises as an economic unit on account of the partial taking.

(b) **Substantial Taking of the Property**

If a condemning authority takes any substantial part of the Property or any substantial part of the Building, the Lease shall, at the option of Landlord, terminate as of the date title vests in the condemning authority. In such event all rights and obligations of the parties shall cease as of the date of termination. Landlord shall be entitled to all of the proceeds of condemnation, and Tenant shall have no claim against Landlord as a result of the condemnation. Tenant shall be free to make a separate claim for its moving expenses and lost trade fixtures so long as such claim does not interfere with or reduce Landlord's claim or award.

(c) **Substantial Taking of Premises**

If a condemning authority takes all the Premises or a portion sufficient to render the remaining Premises reasonably unsuitable for Tenant's use, Tenant shall have the option to terminate the Lease upon written notice to Landlord given within sixty (60) days of Tenant's receipt of notice of the taking. In such event, the Lease shall terminate as of the date title vests in the condemning authority. Landlord shall be entitled to all the proceeds of condemnation, and Tenant shall have no claim against Landlord as a result of the condemnation. Tenant shall be free to make a separate claim for its moving expenses and lost trade fixtures so long as such claim does not interfere with or reduce Landlord's claim or award.

(d) **Definition**

Sale of all or any part of the Premises to a purchaser with the power of eminent domain in the face of a threat or probability of the exercise of the power shall be treated for the purpose of the Lease as a taking by condemnation.

15. **BANKRUPTCY**

Subject to Section 16, the Lease shall not be assigned or transferred voluntarily or involuntarily by operation of law. It may, at the option of Landlord, be terminated, if Tenant be adjudged bankrupt or insolvent, or makes an assignment for the benefit of creditors, or files or is a party to the filing of a petition in bankruptcy, or commits an act of bankruptcy, or in case a receiver or trustee is appointed to take charge of any of the assets of Tenant or sublessees or assignees in or on the Premises, and such receiver or trustee is not removed within thirty (30) days after the date of his appointment, or in the event of judicial sale of the personal property in or on the Premises upon judgment against Tenant or any sublessees or assignee hereunder, unless such property or reasonable replacement therefor be installed on the Premises. To the extent permitted by law, this Lease or any sublease hereunder shall not be considered as an asset of a debtor-in-possession, or an asset in bankruptcy, insolvency, receivership, or other judicial proceedings. This Lease shall be considered a lease of real property in a shopping center within the meaning of Section 365(b)(3) of the U.S. Bankruptcy Code.

16. **DEFAULT**

The following shall be events of default:

a) Failure of Tenant to pay any Rent when due or failure of Tenant to pay any other charge required under this Lease within ten (10) days after it is due.

b) Failure of Tenant to execute the documents described in Section 20 or 22 within the time required under such Sections; failure of Tenant to provide or maintain the insurance required of Tenant pursuant to Section 4(c); or failure of Tenant to comply with any Laws as required pursuant to Section 5 within 24 hours after written demand by Landlord.

c) Failure of Tenant to comply with any term or condition or fulfill any obligation of the Lease (other than the failures described in Section 16a) or 16b) above) within ten (10) days after written notice by Landlord specifying the nature of the default with reasonable particularity. If the default is of such nature that it cannot be completely remedied within the ten (10)-day period, this provision shall be complied with if Tenant begins correction

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of the default within the ten (10)-day period and thereafter proceeds with reasonable diligence and in good faith to effect the remedy as soon as practicable. Landlord shall not be obligated to give written notice for the same type of default more than twice; at Landlord's option, a failure to perform an obligation after the second (2ⁿᵈ) notice shall be an automatic event of default, without notice or any opportunity to cure.

       d)   The abandonment of the Premises by Tenant or the failure of Tenant for fifteen (15) days or more to occupy the Premises for one or more of the designated purposes of this Lease unless such failure is excused under other provisions of this Lease.

       e)   The bankruptcy or insolvency of Tenant or the occurrence of other acts specified in Section 15 of this Lease that give Landlord the option to terminate.

       f)   The assignment or subletting or purported assignment or subletting of Tenant's interest under this Lease in violation of Section 19.

17.   **REMEDIES ON DEFAULT**

In the event of a default, Landlord may, at Landlord's option, exercise any one or more of the rights and remedies available to a landlord in the state in which the Premises are located to redress such default, consecutively or concurrently, including the following:

       a)   Landlord may elect to terminate Tenant's right to possession of the Premises or any portion thereof by written notice to Tenant. Following such notice, Landlord may re-enter, take possession of the Premises, and remove any persons or property by legal action or by self-help with the use of reasonable force and without liability for damages. To the extent permitted by law, Landlord shall have the right to retain the personal property belonging to Tenant that is on the Premises at the time of re-entry, or the right to such other security interest therein as the law may permit, to secure all sums due or that become due to Landlord under this Lease. Perfection of such security interest shall occur by taking possession of such personal property or otherwise as provided by law.

       b)   Following re-entry by Landlord, Landlord may relet the Premises for a term longer or shorter than the Term and upon any reasonable terms, including the granting of rent concessions to the new tenant. Landlord may alter, refurbish, or otherwise change the character or use of the Premises in connection with such reletting. Landlord shall not be required to relet for any use or purpose that Landlord may reasonably consider injurious to its property or to any tenant Landlord may reasonably consider objectionable. No such reletting by Landlord following a default by Tenant shall be construed as an acceptance of the surrender of the Premises. If rent received upon such reletting exceeds the Rent received under this Lease, Tenant shall have no claim to the excess.

       c)   Landlord shall have the right to recover from Tenant the following damages:

       i.   All unpaid or other charges for the period prior to re-entry, plus interest at the greater of fifteen percent (15%) per annum or a rate equal to five (5) percentage points in excess of the discount rate, including any surcharge on the discount rate, on ninety (90)-day commercial paper declared by the Federal Reserve Bank in the Federal Reserve District in which Portland, Oregon, is located on the date the charge was due (the "Interest Rate").

       ii.   An amount equal to the Rent lost during any period during which the Premises are not relet, if Landlord uses reasonable efforts to relet the Premises. If Landlord lists the Premises with a real estate broker experienced in leasing commercial property in the metropolitan area in which the Premises are located, such listing shall constitute the taking of reasonable efforts to relet the Premises.

       iii.   All costs incurred in reletting or attempting to relet the Premises, including but without limitation, the cost of clean-up and repair in preparation for a new tenant, including any improvements to the

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Premises and the cost of correcting any defaults or restoring any unauthorized alterations and the amount of any real estate commissions and advertising expenses.

       iv.   The difference between the Rent reserved under this Lease and the amount actually received by Landlord after reletting, as such amounts accrue.

       v.   Reasonable attorney fees and legal expenses incurred in connection with the default, whether or not any litigation is commenced.

       d)   Landlord may sue periodically to recover damages as they accrue throughout the Term and no action for accrued damages shall be a bar to a later action for damages subsequently accruing. To avoid a multiplicity of actions, Landlord may obtain a decree of specific performance requiring Tenant to pay the damages stated in Section 17c) above as they accrue. Alternatively, Landlord may elect in any one action to recover accrued damages, plus damages attributable to the remaining Term equal to the difference between the Rent under this Lease and the reasonable rental value of the Premises for the remainder of the Term.

       e)   In the event Tenant remains in possession following default and Landlord does not elect to re-enter, Landlord may recover all back Rent and other charges, and shall have the right to cure any nonmonetary default and recover the cost of such cure from Tenant, plus interest from the date of expenditure at the Interest Rate. In addition, Landlord shall be entitled to recover attorney fees reasonably incurred in connection with the default, whether or not litigation is commenced. Landlord may sue to recover such amounts as they accrue, and no one action for accrued damages shall bar a later action for damages subsequently accruing.

       f)   The foregoing remedies shall not be exclusive but shall be in addition to all other remedies and rights provided under applicable law, and no election to pursue one remedy shall preclude resort to another remedy.

18.   SURRENDER AT EXPIRATION

      (a)   **Condition of Premises**

Upon expiration of the Term or earlier termination, Tenant shall deliver all keys to Landlord and surrender the Premises in first-class condition and broom clean. Improvements, alterations, wiring, cables, or conduit constructed by or for Tenant shall not be removed or restored to the original condition unless the terms of Landlord's consent provides otherwise or unless Landlord requests Tenant to remove all or any of such improvements, alterations, wiring, cables, or conduit, in which event Tenant shall remove those designated by Landlord for removal and restore the Premises at Tenant's sole cost and expense. Depreciation and wear from ordinary use for the purpose for which the Premises were let need not be restored, but all repair for which Tenant is responsible shall be completed to the latest practical date prior to such surrender. Tenant's obligations under this Section 18 shall be subject to the provisions of Section 13 relating to damages or destruction.

      (b)   **Fixtures**

       i.   All fixtures placed upon the Premises during the Term, other than Tenant's trade fixtures, shall, at Landlord option, become the property of Landlord. Movable furniture, decorations, floor covering other than hard surface bonded or adhesively fixed flooring, curtains, drapes, blinds, furnishings and trade fixtures shall remain the property of Tenant if placed on the Premises by Tenant; provided, however, if Landlord granted Tenant an allowance for improvements, installation, floor coverings, curtains, drapes, blinds or other items, such items shall at Landlord's option become the property of Landlord, notwithstanding the installation thereof by Tenant.

       ii.   If Landlord so elects, Tenant shall remove any or all fixtures, wiring, cables, or conduit that would otherwise remain the property of Landlord, and shall repair any damage resulting from the removal. If Tenant fails to remove such fixtures, wiring, cables, or conduit, Landlord may do so and charge

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the cost to Tenant with interest at the Interest Rate. Tenant shall remove all furnishings, furniture, and trade fixtures that remain the property of Tenant and shall repair any damage resulting from the removal. If Tenant fails to do so, this shall be an abandonment of the property, and following ten (10) days' written notice, Landlord may remove or dispose of it in any manner without liability. Tenant shall be liable to Landlord for the cost of removal and transportation to storage, with interest on all such expenses from the date of expenditure at the Interest Rate.

iii. The time for removal of any property or fixtures that Tenant is required to remove from the Premises upon termination shall be as follows:

(1) On or before the date the Lease terminates because of expiration of the Term or because of a default under Section 16.

(2) Within ten (10) days after written notice from Landlord requiring such removal where the property to be removed is a fixture that Tenant is not required to remove except after such notice by Landlord, and such date would fall after the date on which Tenant would be required to remove other property.

(c) **Holdover**

If tenant does not vacate the Premises at the time required, Landlord shall have the option to treat Tenant as a tenant from month to month, subject to all the provisions of this Lease, except the provision for the Term, and except the Base Rent provided herein shall double during the period of the month-to-month tenancy. Failure of Tenant to remove fixtures, furniture, furnishings or trade fixtures or to repair any damage caused by such removal that Tenant is required to remove and repair under this Lease shall constitute a failure to vacate to which this Section 18(c) shall apply if the property not removed or repaired will interfere with occupancy of the Premises by another tenant or with occupancy by Landlord for any purpose, including preparation for a new tenant.

19. **ASSIGNMENT AND SUBLETTING**

(a) **Landlord's Consent**

Tenant shall not, either voluntarily or by operation of law, sell, assign, or transfer this Lease or sublet the Premises or any part thereof, or assign any right to use the Premises or any part thereof (each a "Transfer") without the prior written consent of Landlord, which consent shall not be unreasonably withheld, and any attempt to do so without such prior written consent shall be void and, at Landlord's option, shall terminate this Lease. If Tenant requests Landlord's consent to any Transfer, Tenant shall promptly provide Landlord with a copy of the proposed agreement between Tenant and its proposed transferee and with all such other information concerning the business and financial affairs of such proposed transferee as Landlord may request. Landlord may withhold such consent unless the proposed transferee (i) is satisfactory to Landlord as to credit, managerial experience, net worth, character, and business or professional standing, (ii) is a person or entity whose possession of the Premises would not be inconsistent with Landlord's commitments with other tenants or with the mix of uses Landlord desires at the Property, (iii) will occupy the Premises solely for the use authorized under this Lease, (iv) expressly assumes and agrees in writing to be bound by and directly responsible for all Tenant's obligations hereunder, (v) will conduct a business that does not adversely impact the use of the Property's common areas, and (vi) will conduct its business in the Premises in such a manner so that the Percentage Rent payable to Landlord under this Lease will not likely be less than the Percentage Rent that would have been payable to Landlord had there been no Transfer. Landlord's consent to any such Transfer shall in no event release Tenant from its liabilities or obligations hereunder, including any renewal term, nor relieve Tenant from the requirement of obtaining Landlord's prior written consent to any further Transfer. Landlord's acceptance of rent from any other person shall not be deemed to be a waiver by Landlord of any provision of this Lease or a consent to any Transfer. No modification, amendment, assignment, or sublease shall release Tenant, any assignee, or any guarantor of its liabilities or obligations under this Lease.

(b)   **Payment to Landlord and Termination of Lease**

i.   Landlord may, as a condition to its consideration of any request for consent to a proposed Transfer, impose a fee in the amount of Seven Hundred Fifty and No/100 Dollars ($750.00) to cover Landlord's administrative expenses and Tenant shall also be responsible to promptly pay all Landlord's reasonable legal fees and expenses in connection therewith. Such fee shall be (i) payable by Tenant upon demand, and (ii) retained by Landlord, regardless of whether such consent is granted.

ii.   If any such proposed Transfer provides for the payment of, or if Tenant otherwise receives, rent, additional rent, or other consideration for such Transfer that is in excess of the Rent and all other amounts Tenant is required to pay under this Lease (regardless of whether such excess is payable on a lump-sum basis or over a term), then in the event Landlord grants its consent to such proposed Transfer, Tenant shall pay Landlord the amount of such excess as it is received by Tenant. Any violation of this paragraph shall be deemed a material and noncurable breach of this Lease.

iii.   If Tenant proposes a sublease or assignment, Landlord shall have the option to terminate this Lease and deal directly with the proposed sublessee, assignee, or any third party with regard to the Premises.

iv.   If Tenant is a corporation, an unincorporated association, a partnership, a limited partnership, or a limited liability company, the transfer, assignment or hypothecation of any stock or interest in such entity in the aggregate in excess of twenty-five percent (25%) shall be deemed a Transfer of this Lease within the meaning and provisions of this Section 19.

20.   **SUBORDINATION**
Tenant's interest hereunder shall be subject and subordinate to all mortgages, trust deeds, and other financing and security instruments in place upon the Commencement Date or placed on the Premises by Landlord from time to time (hereafter "Mortgage"), except that no assignment or transfer of Landlord's rights hereunder to a lending institution as collateral security in connection with a Mortgage shall affect Tenant's right to possession, use, and occupancy of the Premises so long as Tenant shall not be in default under any of the terms and conditions of this Lease. The provisions of this Section 20 shall be self-operating. Nevertheless, Tenant agrees to execute, acknowledge and deliver to Landlord within ten (10) days after Landlord's written request, an instrument in recordable form that expressly subordinates Tenant's interest hereunder to the interests of the holder of any Mortgage, and that includes any other reasonable provisions requested by the holder or prospective holder of any Mortgage. At Landlord's request, Tenant shall furnish Landlord current balance sheets, operating statements, and other financial statements in the form as reasonably requested by Landlord or by the holder or prospective holder of any Mortgage, certified by Tenant as accurate and current. Tenant agrees to sign an authorization for Landlord to conduct a check of Tenant's credit as requested by Landlord from time to time.

21.   **TRANSFER OF THE PROPERTY**
If the Property is sold or otherwise transferred by Landlord or any successor to Landlord, Tenant shall attorn to the purchaser or transferee and recognize it as the landlord under this Lease , and, provided the purchaser or transferee assumes all obligations under this Lease thereafter accruing, the transferor shall have no further liability hereunder.

22.   **ESTOPPEL CERTIFICATE**
Tenant shall from time to time, upon not less than ten (10) days' prior notice, submit to Landlord, or to any person designated by Landlord, a statement in writing, in the form submitted to Tenant by Landlord, certifying that this Lease is unmodified and in full force and effect (or if there have been modifications, identifying the same by the date thereof and specifying the nature thereof), that to the knowledge of Tenant no uncured default exists hereunder (or if such uncured default does exist, specifying the same), the dates to which the Rent and other sums and charges payable hereunder have been paid, that Tenant has no claims against Landlord and no defenses or offsets to rental except for the continuing obligations under this Lease (or if Tenant has any such claims, defenses, or offsets, specifying the same), and any other information concerning this Lease as Landlord reasonably requests.

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Landlord   Tenant

23. PERFORMANCE BY LANDLORD

Landlord shall not be deemed in default for the nonperformance or for any interruption or delay in performance of any of the terms, covenants, and conditions of this Lease if the same shall be due to any labor dispute, strike, lockout, civil commotion, or like operation, invasion, rebellion, hostilities, military or usurped power, sabotage, governmental regulations or controls, inability to obtain labor, services or materials, through acts of God, or other cause beyond the reasonable control of Landlord, providing such cause is not due to the willful act or neglect of Landlord.

24. LANDLORD'S RIGHT TO CURE DEFAULT

If Tenant shall fail to perform any of the covenants or obligations to be performed by Tenant, Landlord, in addition to all other remedies provided herein, shall have the option (but not the obligation) to cure such failure to perform after fifteen (15) days' written notice to Tenant. All Landlord's expenditures incurred to correct the failure to perform shall be reimbursed by Tenant upon demand with interest from the date of expenditure at the legal rate of interest if not defined. Landlord's right to cure Tenant's failure to perform is for the sole protection of Landlord and the existence of this right shall not release Tenant from the obligation to perform all the covenants herein provided to be performed by Tenant, or deprive Landlord of any other right Landlord may have by reason of default of this Lease by Tenant.

25. INSPECTION

Landlord, Landlord's agents, and representatives, shall have the right to enter upon the Premises at any time in the event of emergency and, in other events, at reasonable times after prior verbal notice for the purpose of inspecting the same, for the purpose of making repairs or improvements to the Premises or the Building, for showing the Premises during the final ninety (90) days of the Term, or for any other lawful purpose.

26. FOR SALE AND FOR RENT SIGNS

During the period of one hundred eighty (180) days prior to the date for the termination of this Lease, Landlord may post on the Premises or in the windows thereof signs of moderate size notifying the public that the Premises are "for sale" or "for rent" or "for lease."

27. ATTORNEY FEES

In the event a suit, action, arbitration, or other proceeding of any nature whatsoever, including without limitation any proceeding under the U.S. Bankruptcy Code, is instituted, or the services of an attorney are retained to interpret or enforce any provision of this Lease or with respect to any dispute relating to this Lease, the prevailing or nondefaulting party shall be entitled to recover from the losing or defaulting party its attorneys', paralegals', accountants', and other experts' fees and all other fees, costs, and expenses actually incurred and reasonably necessary in connection therewith. In the event of suit, action, arbitration, or other proceeding, the amount thereof shall be determined by the judge or arbitrator, shall include fees and expenses incurred on any appeal or review, and shall be in addition to all other amounts provided by law.

28. NOTICES

Any notice required or permitted under this Lease shall be in writing and shall be deemed given when actually delivered or when deposited in the United States mail as certified or registered mail, return receipt requested, addressed to the addresses set forth in the Summary of Fundamental Provisions of this Lease or to such other address as may be specified from time to time by either of the parties in the manner above provided for the giving of notice. Notice may also be given by facsimile or telecopy transmission and shall be effective upon the date shown in a transmittal record when sent to the party at the facsimile or telecopy number set out in the Summary of Fundamental Provisions of this Lease or such other number as provided by either party, as long as a copy of any such notice is deposited in the United States mail to such party at the above-mentioned address on the same date the electronic transmission is sent.

29. BROKERS

Tenant covenants, warrants, and represents that it has not engaged any broker, agent, or finder who would be entitled to any commission or fee in connection with the negotiation and execution of this Lease, except as set forth in the Summary of Fundamental Lease Provisions attached hereto. Tenant agrees to indemnify and hold harmless Landlord against and from any claims for any brokerage commissions and all costs, expenses, and liabilities in connection therewith, including attorney fees and expenses, arising out of any charge or claim for a commission or fee by any broker, agent, or finder on the basis of any agreements made or alleged to have been made by or on behalf of Tenant, except for brokers listed on the Summary of Fundamental Lease Provisions. The provisions of this Section 29 shall

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not apply to any brokers with whom Landlord has an express written brokerage agreement. Landlord shall be responsible for payment of any such brokers.

30.   LATE CHARGES

Tenant acknowledges that late payment by Tenant to Landlord of any Rent or other charge due hereunder will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult to ascertain. Such costs may include, without limitation, processing and accounting charges and late charges that may be imposed on Landlord under the terms of any Mortgage. Accordingly, if any Rent or other charge is not received by Landlord within ten (10) days after it is due, Tenant shall pay to Landlord a late charge equal to five percent (5%) of the overdue amount. The parties hereby agree that such late charge represents a fair and reasonable estimate of the costs incurred by Landlord by reason of the late payment by Tenant. Acceptance of any late charge by Landlord shall in no event constitute a waiver of Tenant's default with respect to the overdue amount in question, nor prevent Landlord from exercising any of the other rights and remedies granted hereunder.

31.   NO PERSONAL LIABILITY

The liability of Landlord to Tenant for any default by Landlord under the terms of this Lease shall be limited to the interest of Landlord in the Building and the Property, and neither Landlord nor any of its owners, principals, employees, or agents shall be liable for any deficiency.

32.   MISCELLANEOUS PROVISIONS

a)   This Lease does not grant any rights of access to light or air over any part of the Property.

b)   Time is of the essence of this Lease.

c)   The acceptance by Landlord of any Rent or other benefits under this Lease shall not constitute a waiver of any default.

d)   Any waiver by Landlord of the strict performance of any of the provisions of this Lease shall not be deemed to be a waiver of subsequent breaches of the same character or of a different character, occurring either before or subsequent to such waiver, and shall not prejudice Landlord's right to require strict performance of the same provision in the future or of any other provision of this Lease.

e)   This Lease contains the entire agreement of the parties and supersedes all prior written and oral agreements and representations and there are no implied covenants or other agreements between the parties, except as expressly set forth in this Lease.

f)   Neither Landlord nor Tenant is relying on any representations except as expressly set forth in this Lease.

g)   The parties acknowledge and agree that any calculations of square footage in the Premises and on the Property are approximations. Except as provided herein, no recalculation of square footage shall affect the obligations of Tenant under this Lease, including without limitation, the amount of Base Rent or other Rent payable by Tenant under this Lease.

h)   This Lease shall not be amended or modified except by agreement in writing, signed by the parties hereto.

i)   Subject to the limitations on the assignment or transfer of Tenant's interest in this Lease, this Lease shall be binding upon and inure to the benefit of the parties, their respective heirs, personal representatives, successors, and assigns.

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j)   No remedy herein conferred upon or reserved to Landlord or Tenant shall be exclusive of any other remedy herein provided or provided by law, but each remedy shall be cumulative.

k)   In interpreting or construing this Lease, it is understood that Tenant may be more than one person, that if the context so requires, the singular pronoun shall be taken to mean and include the plural, and that generally all grammatical changes shall be made, assumed, and implied to make the provisions hereof apply equally to corporations, partnerships, limited liability companies, and individuals.

l)   Section headings are for convenience and shall not affect any of the provisions of this Lease.

m)   If any provision of this Lease or the application thereof to any person or circumstance is, at any time or to any extent, held to be invalid or unenforceable, the remainder of this Lease, or the application of such provision to persons or circumstances other than those to which it is held invalid or unenforceable, shall not be affected thereby, and each provision of this Lease shall be valid and enforceable to the fullest extent permitted by law.

n)   All agreements (including, but not limited to, indemnification agreements) set forth in this Lease, the full performance of which are not required prior to the expiration or earlier termination of this Lease, shall survive the expiration or earlier termination of this Lease and be fully enforceable thereafter.

33.   **QUIET ENJOYMENT**
Landlord warrants that as long as Tenant complies with all terms of this Lease, it shall be entitled to possession of the Premises free from any eviction or disturbance by Landlord or parties claiming through Landlord. Neither Landlord nor its managing agent shall have any liability to Tenant for loss or damages arising out of the acts, including criminal acts, of other tenants of the Building or third parties, and no such acts shall constitute an eviction, construction or otherwise.

34.   **ANTI-TERRORISM LAW**

(a)   **Tenant represents and warrants to Landlord as follows:**

i.   Neither Tenant, its constituents, or affiliates, nor any of their respective agents (collectively, the "Tenant Parties") is in violation of any law relating to terrorism or money laundering, including, but not limited to, Executive Order No. 13224 on Terrorist Financing, the U.S. Bank Secrecy Act, as amended by the Patriot Act, the Trading with the Enemy Act, the International Emergency Economic Powers Act and all regulations promulgated thereunder, all as amended from time to time (collectively, "Anti-Terrorism Law").

ii.   No action, proceeding, investigation, charge, claim, report, or notice has been filed, commenced, or threatened against any of the Tenant Parties alleging any violation of any Anti-Terrorism Law.

iii.   None of the Tenant Parties has, after due inquiry, knowledge of any fact, event, circumstance, situation or condition that could reasonably be expected to result in any action, proceeding, investigation, charge, claim, report, notice, or penalty being filed, commenced, threatened, or imposed against any of them relating to any violation of or failure to comply with any Anti-Terrorism Law.

iv.   None of the Tenant Parties is a "Prohibited Person." A Prohibited Person means any of the following:

(1)   A person or entity that is "specially designated" on the most current list published by the U.S. Treasury Department Office of Foreign Asset Control or that is owned, controlled by, or acting for or on behalf of any such person or entity;

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(2)   A person or entity with whom Landlord is prohibited from dealing by any Anti-Terrorism Law:

(3)   A person or entity that commits, threatens, or conspires to commit or supports "terrorism," as defined in any Anti-Terrorism Law.

v.   None of the Parties:

(1)   Conducts any business or transactions or makes or receives any contribution of funds, goods, or services in violation of any Anti-Terrorism Law:

(2)   Engages in or conspires to engage in any transaction that evades or avoids, has the purpose of evading or avoiding, or attempts to violate any of the prohibitions of any Anti-Terrorism Law.

(b)   **Tenant covenants that it shall not:**

i.   Conduct any business or transaction or make or receive any contribution of funds, goods, or services in violation of any Anti-Terrorism Law;

ii.   Engage in or conspire to engage in any transaction that evades or avoids, has the purpose of evading or avoiding, or attempts to violate any of the prohibitions of any Anti-Terrorism Law.

iii.   Tenant agrees promptly to deliver to Landlord (but in any event within ten (10) days of Landlord's written request) any certification or other evidence requested from time to time by Landlord, in its reasonable discretion, confirming Tenant's compliance with the foregoing.

35.   **WAIVER OF JURY TRIAL**

To the maximum extent permitted by law, Landlord and Tenant each waive their right to trial by jury in any litigation arising out of or with respect to this Lease.

36.   **EXHIBITS AND ADDITIONAL PROVISIONS**

Exhibits attached hereto are referred to in this Lease and by this reference incorporated herein. Additional provisions, if any, are set forth in Riders attached hereto and by this reference incorporated herein.

37.   **REPRESENTATIONS; PREPARATION**

THIS LEASE, ATTACHMENTS , AND AMENDMENTS WERE PREPARED AT THE DIRECTION OF LANDLORD AND TENANT, AND BOTH LANDLORD AND TENANT HAVE BEEN ADVISED AND HAD AN OPPORTUNITY TO SEEK INDEPENDENT COUNSEL TO REVIEW THIS LEASE, ATTACHMENTS, AND AMENDMENTS. THE RULE OF CONSTRUCTION THAT A WRITTEN AGREEMENT IS CONSTRUED AGAINST THE PARTY PREPARING OR DRAFTING SUCH AGREEMENT SHALL SPECIFICALLY NOT BE APPLICABLE TO THE INTERPRETATION OR ENFORCEMENT OF THIS LEASE, ATTACHMENTS, AND AMENDMENTS. NO REPRESENTATION OR RECOMMENDATION IS MADE BY BOMA PORTLAND OR THE REAL ESTATE BROKERS INVOLVED IN THIS TRANSACTION CONCERNING THE LEGAL SUFFICIENCY OR TAX CONSEQUENCES ARISING FROM THIS LEASE.

[Signatures on Following Page]

IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease in duplicate as of the day and year first above written, any corporate signature being by authority of the Board of Directors of the corporation.

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                 Address   Address

Exhibits.

The following Exhibit is attached hereto and incorporated as a part of this Lease:

Exhibit "A"   -   Premises
Exhibit "B"   -   Guaranty
Exhibit "C"   -   Optional Rider Option to Extend
Exhibit "D"   -   Optional Rider Optional Section 4 – Additional Rent (when base year is used)
Exhibit "E"   -   Optional Rider Work Agreement

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EXHIBIT B

GUARANTY

In consideration of the agreement of Creative Homies HQ LLC ("Landlord"), to enter into a Lease dated April 1, 2023 (the "Lease") between Landlord and Creative Homies LLC ("Tenant"), pertaining to certain premises located at 433 NW 4th Avenue, Portland, Oregon, the undersigned Cyrus Coleman and Adewale Agboola ("Guarantors") hereby unconditionally guarantees the punctual payment of all Rent, as defined in the Lease, and other payments required to be paid by Tenant, and the prompt performance of all other obligations of Tenant under the Lease. If Guarantor consists of more than one person or entity, all liability of Guarantor hereunder shall be joint and several.

Guarantor shall be directly and primarily liable to Landlord for any amount due from Tenant under the Lease, without requiring that Landlord first proceed against Tenant, join Tenant in any proceeding brought to enforce this Guaranty, or exhaust any security held by Landlord. Guarantor agrees that Landlord may deal with Tenant in any manner in connection with the Lease without the knowledge or consent of Guarantor and without affecting Guarantor's liability under this Guaranty. Without limiting the generality of the foregoing, Guarantor agrees that any extension of time, assignment of the Lease, amendment, or modification to the Lease, delay or failure by Landlord in the enforcement of any right under the Lease, or compromise of the amount of any obligation or liability under the Lease made with or without the knowledge or consent of Guarantor shall not affect Guarantor's liability under this Guaranty. Guarantor's liability under this Guaranty shall not be affected by any bankruptcy, reorganization, insolvency, or similar proceeding affecting Tenant, nor by any termination or disaffirmance of the Lease or any of Tenant's obligations thereunder in connection with such proceeding. This Guaranty shall remain in full force and effect until the performance in full to Landlord's satisfaction of all obligations of Tenant under the Lease.

Guarantor hereby waives any claim or other right now existing or hereafter acquired against Tenant that arises from the performance of Guarantor's obligations under this Guaranty, including, without limitation, any rights of contribution, indemnity, subrogation, reimbursement, or exoneration. Guarantor hereby agrees to indemnify Landlord and hold it harmless from and against all loss and expense, including legal fees, suffered or incurred by Landlord as a result of claims to avoid any payment received by Landlord from Tenant with respect to the obligations of Tenant under the Lease.

Guarantor hereby waives presentment, protest, notice of default, demand for payment, and all other suretyship defenses whatsoever with respect to any payment guaranteed under this Guaranty, and agrees to pay unconditionally upon demand all amounts owed under the Lease. Guarantor further waives any setoff, defense, or counterclaim that Tenant or Guarantor may have or claim to have against Landlord and the benefit of any statute of limitations affecting Guarantor's liability under this Guaranty.

If Landlord retains an attorney to enforce this Guaranty or to bring any action or any appeal in connection with this Guaranty, the Lease, or the collection of any payment under this Guaranty or the Lease, Landlord shall be entitled to recover its attorney fees, legal expenses, costs, and disbursements in connection therewith, as determined by the court before which such action or appeal is heard, in addition to any other relief to which Landlord may be entitled. Any amount owing under this Guaranty shall bear interest from the date such amount was payable to Landlord to the date of repayment at a rate equal to the lesser of fifteen percent (15%) and the maximum rate permitted by law.

Landlord shall have the unrestricted right to assign this Guaranty in connection with an assignment of the Lease without the consent of, or any other action required by, Guarantor. Each reference in this Guaranty to Landlord shall be deemed to include its successors and assigns, to whose benefit the provisions of this Guaranty shall also inure. Each reference in this Guaranty to Guarantor shall be deemed to include the successors and assigns of Guarantor, all of whom shall be bound by the provisions of this Guaranty. Within ten (10) days after delivery of written demand therefor from Landlord, Guarantor shall execute and deliver to Landlord a statement in writing certifying that this Guaranty is unmodified and in full force and effect, which statement may be conclusively relied upon by any prospective purchaser or encumbrancer of the premises or property. If any provision of this Guaranty is held to be invalid or unenforceable, the validity and enforceability of the other provisions of this Guaranty shall not be affected.

GUARANTOR:

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Social Security No.:_____   Social Security No.:_____

Driver's License No.:_____   Driver's License No.:_____

State Issuing Driver's License:_____   State Issuing Driver's License:_____

Address for Notices:_____   Address for Notices:_____

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Signature:_____   Signature:_____

Dated: _____   Dated: _____

EXHIBIT C

OPTIONAL RIDER

OPTION TO EXTEND

1.   Right to Extend

As long as this Lease remains free from default, and so long as Tenant does not assign the Lease or sublet any portion of the Premises, Tenant shall have the option to extend the term of this Lease for 2 successive term(s) of 5 years each, on the terms and conditions contained herein, except for Base Rent that shall be determined as hereinafter provided. Other than as set forth herein, Tenant shall have no further option to extend this Lease. Exercise of each extension option shall be by written notice given to Landlord at least one hundred twenty (120) and not more than two hundred ten (210) days prior to expiration of the original term, or the preceding extended term, if any.

2.   Determination of Rent

During each extended term, Base Rent shall be adjusted to reflect the greater of (a) the fair market rental value of the Premises for the extended term, determined as hereinafter provided or (b) the Base Rent, Percentage Rent, and Additional Rent payable by Tenant immediately prior to the commencement of the extended term in question. Within thirty (30) days after Tenant's notice of exercise of its right to extend, Landlord shall notify Tenant of its determination of the fair market rental value. Within thirty (30) days after the effective date of such notice, Tenant shall either (i) notify Landlord of Tenant's acceptance of Landlord's determination of the fair market rental value, in which event Base Rent for the extended term in question shall be as so determined by Landlord; or (ii) notify Landlord of Tenant's rejection of Landlord's determination of the fair market rental value, in which event the fair market rental value shall be determined in accordance with Section 3 below. The failure of Tenant to give any notice within the required time period shall be deemed an acceptance by Tenant of Landlord's determination of the fair market rental value.

3.   Arbitration Procedure

Within ten (10) days after Tenant's rejection of Landlord's determination of fair market rental value, each party shall designate a representative who is either an Oregon licensed MAI appraiser skilled in determining rental rates for retail space in the Portland, Oregon, metropolitan area, an owner of a Portland, Oregon, metropolitan area building containing retail space, or a real estate broker experienced in leasing retail space in the Portland, Oregon, metropolitan area. The two representatives so chosen shall select an arbitrator having the above qualifications or, if they cannot agree, the presiding judge of the Circuit Court of Multnomah County, Oregon, shall, upon application by either party, select an arbitrator having the above qualifications. At least ninety (90) days prior to the commencement of the extended term in question, each party's representative shall submit to the arbitrator a written report stating such representative's opinion of the fair market rental value of the Premises, based on a consideration of rental rates then being charged (under the most recently executed leases) in the Portland, Oregon metropolitan area for retail space comparable to the Premises. Within thirty (30) days after receipt of such reports, the arbitrator shall accept one or the other of the reports. The determination of the fair market rental value in the report so accepted shall be binding on the parties; provided, however, that Base Rent during any extended term shall not in any event be less than the Base Rent payable by Tenant immediately prior to the commencement of such extended term. The cost of the determination of the fair market rental value pursuant to this Section 3 shall be shared equally by Landlord and Tenant. If the arbitrator does not decide the fair market rental value to be paid prior to commencement of the extended term in question, Rent shall continue to be payable in the amount previously in effect, and retroactive adjustment shall be made when the arbitrator reaches a decision.

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RETAIL LEASE

EXHIBIT D

OPTIONAL RIDER

OPTIONAL SECTION 4 - ADDITIONAL RENT
(WHEN BASE YEAR IS USED)

The following Section 4 hereby supersedes and replaces Section **Error! Reference source not found.** in the Lease:

4.   ADDITIONAL RENT

(a)   **Operating Expenses**

In addition to Base Rent, Tenant shall pay to Landlord a portion of the Operating Expenses incurred by Landlord in connection with the Property. The term "Operating Expenses" shall mean all expenses paid or incurred by Landlord or on Landlord's behalf, as reasonably determined by Landlord to be necessary or appropriate for the efficient operation, management, maintenance, and repair of the land and the Building. Operating Expenses shall also include the cost of any capital improvement to the Property or Building, amortized with a reasonable finance charge over the shorter period of (i) its useful life or (ii) the longest period during which the cost can be amortized under applicable tax laws; provided, however, that such capital improvements shall include only roof, heating, air conditioning, and sprinkler systems, and those that are required by applicable building codes or laws, or those that Landlord reasonably believes will improve the operating efficiency of the Building or the Property Operating Expenses shall also include a reasonable management fee to be paid by Tenant to Landlord in an amount equal to Landlord's total management fee multiplied by Tenant's share of Operating Expenses for the retail areas of the Building. Tenant shall pay to Landlord an amount each month which is equal to one-twelfth (1/12) of the estimated Annual Operating Expenses, as provided in Section 4(c) below. Tenant's share of Operating Expenses shall equal _____ percent (_____%) of those Operating Expenses applicable to the retail areas of the Building and _____ percent (_____%) of those Operating Expenses applicable to the Property and the Building in general. Landlord shall allocate Operating Expenses to the retail areas in the Building and to the Property and the Building in general, in Landlord's reasonable discretion.

(b)   **Property Taxes and Insurance**

In addition to Base Rent, Tenant shall pay _____ percent (_____%) of all increases in real property taxes and assessments levied, assessed, or imposed during the Term upon the Property ("Taxes") and _____ percent (_____%) of the costs of insurance provided by Landlord pursuant to Section 4(a) ("Insurance") over the Base Year. Tenant shall pay to Landlord an amount each month which is equal to one-twelfth (1/12) of the estimated increases in annual Taxes and Insurance together with Tenant's payments of Operating Expenses, as provided in Section 4(c) below. If, during the Term, the voters of the state in which the Premises are located or the state legislature enacts a real property tax limitation, then any substitute taxes, in any name or form, that may be adopted to replace or supplement real property taxes shall be added to Taxes for purposes of this Section 4(b). Should there be in effect during the Term any law, statute, or ordinance that levies, assesses, or imposes any tax (other than federal or state income tax) upon rents, Tenant shall pay such taxes as may be attributable to the Rents under this Lease or shall reimburse Landlord for any such taxes paid by Landlord within ten (10) days after Landlord bills Tenant for the same.

(c)   **Payment of Operating Expenses, Taxes and Insurance**

Landlord shall notify Tenant of Tenant's required estimated monthly payments of Operating Expenses, Taxes, and Insurance. Beginning on the Commencement Date, and continuing throughout the Term, Tenant shall make such monthly payments on or before the first day of each calendar month. Landlord may, from time to time, by written notice to Tenant, change the estimated monthly amount to be paid. No interest or earnings shall be payable by Landlord to Tenant on any amount paid under this Section 4, and Landlord may commingle such payments with other funds of Landlord. Landlord shall, within ninety (90) days after the close of each calendar year or as soon thereafter as is practicable, deliver to Tenant a written statement setting forth the actual increases in Operating Expenses, Taxes, and Insurance over the Base Year for the year in question, together with a computation of the charge or credit to Tenant of any difference between the actual costs and the estimated cost paid by Tenant for such period; and any such difference shall be applied to amounts subsequently due from Tenant to Landlord, or if no such sums are or will be owed, then such sums shall be paid or reimbursed, as applicable, within ten (10) days after Landlord gives Tenant notice thereof. If Tenant has any objections to the annual statement made by Landlord, such objections shall be made in writing given to Landlord within thirty (30) days after the statement is submitted to Tenant. If no objection is made within such time period, the annual statement shall be conclusive and binding on Tenant. If Tenant desires to review any of Landlord's records pertaining to Operating Expenses, Taxes, or Insurance, Tenant may do so after reasonable prior notice given to Landlord, but no more often that once during any calendar year. Such review shall take place where such records are kept, and shall be conducted by a certified public accountant chosen by Tenant, subject to Landlord's prior written approval, which shall not be unreasonably withheld. Tenant shall pay all costs of such review including, without limitation, reimbursement for time incurred by Landlord's representatives and photocopy charges.

EXHIBIT E

OPTIONAL RIDER

WORK AGREEMENT
(This version of Exhibit E to be used if Tenant completing initial Buildout)

SECTION 1   Plans.

1.1   Finalization of Plans. Tenant has previously provided to Landlord preliminary plans drawings, and specifications, as more fully described in Exhibit E-1 attached hereto, for the initial tenant improvement work to be performed within the Premises (the "Preliminary Plans"). Within two (2) weeks after the date of execution of the Lease, Tenant shall deliver to Landlord:

a)   Drawings, plans and specifications for the initial Tenant Improvement Work, consistent with the Preliminary Plans and in form and substance sufficient to be submitted as part of an application for a building permit. Such documents must be stamped as approved by Landlord's architect, if required by Landlord. Tenant shall use Landlord's architect, unless otherwise agreed in writing by Landlord and Tenant.

b)   The name, telephone number, emergency telephone numbers, and addresses of Tenant's proposed general contractor ("General Contractor") and the proposed plumbing, mechanical, and electrical subcontractors, if any.

c)   A construction schedule indicating the actual commencement date of construction, weekly construction activities, and substantial completion date.

1.2   Approval. Landlord shall have the right to approve the plans and proposed contractors submitted by Tenant as set forth in Section 1.1a)-1.1c) above. Landlord's approval shall not to be unreasonably withheld, conditioned, or delayed. If Landlord does not give notice of disapproval, make a written request for additional information, or make corrections or changes to Tenant's submissions within ten (10) days after Tenant submits the same to Landlord for approval, then the submitted item or proposed contractor shall be deemed approved. If Landlord gives notice of disapproval, makes a written request for additional information, or makes corrections or changes to Tenant's submissions, Tenant shall propose alternative contractors, provide such requested information, or make such corrections or changes within five (5) days thereafter and resubmit same to Landlord. This process shall continue until the plans and contractors are approved by Landlord.

1.3   Final Plans. The drawings, plans, and specifications, once approved in accordance with the foregoing procedure, shall hereinafter be referred to as the "Final Plans."

SECTION 2   Tenant Improvement Work.
As used in this Work Agreement, "Tenant Improvement Work" means all work shown on the Final Plans, as they may be amended from time to time in accordance with the terms of this Work Agreement.

SECTION 3   Changes to the Final Plans.
Tenant shall not make any changes to the Final Plans without Landlord's prior written approval. Landlord's consent to changes shall not be unreasonably withheld, conditioned, or delayed. Tenant shall be responsible for any increase in costs and expenses of the Tenant Improvement Work resulting from such changes, including any costs and expenses for review, and costs and expenses relating to delays in completion, to the extent such costs and expenses exceed the Tenant Improvement Allowance (defined in Section 4 below). If Tenant requests Landlord's approval of a proposed

change in the Final Plans, and if the proposed change causes a delay in substantial completion of the Tenant Improvement Work, the Commencement Date as set forth in Section 1 of the Lease shall not be delayed.

SECTION 4   Allocation of Costs.

4.1   Tenant's Costs. Tenant shall pay all costs and expenses of the Tenant Improvement Work, subject to the terms and conditions set forth in this Work Agreement, and the terms and conditions set forth in the Lease. Tenant's failure to make any payment required under this Work Agreement shall be a default under the Lease, without the requirement of any notice of default or cure period, and all such unpaid amounts shall be additional rent under the Lease.

4.2   Tenant Improvement Allowance.

   a)   Subject to this Section 4.2, Landlord shall provide Tenant with up to five thousand, two hundred Dollars ($5,200.00) (the "Tenant Improvement Allowance") to be applied to the Costs (as defined in Section 4.2b) below) of the Tenant Improvement Work. Any portion of the Tenant Improvement Allowance not applied to Costs shall be retained by Landlord.

   b)   As used in this Work Agreement, the term "Costs" means reasonable hard construction costs, overhead and profit, architectural, engineering, and design fees and expenses, the costs of obtaining permits, the costs of measuring the rentable square footage of the Premises, Landlord's costs of reviewing any plans, specifications or drawings, the architect's fees, Landlord's project management fee, and costs associated with sustainability practices, if any.

   c)   The Tenant Improvement Allowance, or applicable portion thereof, shall be paid by Landlord to Tenant in the form of mitigated rent equal to two months, or five thousand, two hundred DOLLARS ($5,200.00).

SECTION 5   Construction Bond; Insurance.

Landlord may require Tenant's General Contractor to post a payment and performance bond equal to the estimated cost of the Tenant Improvement Work. Tenant shall provide, or shall cause Tenant's General Contractor to provide, evidence of the following insurance coverages prior to commencing work and upon demand during the course of construction:

   a)   Workers Compensation for statutory limits in compliance with applicable state and federal laws.

   b)   Commercial general liability with limits not less than $5,000,000 combined single limit per occurrence for Bodily Injury and Property Damage, naming Landlord and its building manager as additional insureds.

Each certificate of insurance must contain a provision confirming that no cancellation or material change in the policies will be effective except upon thirty (30) days' prior written notice to Landlord.

SECTION 6   Cooperation, Progress Meetings.

Tenant   designates   _____,   _____   (address),   telephone   number: _____, cell number: _____ fax number: _____, e-mail: _____ as "Tenant's Construction Representative" who shall be available for onsite and telephone consultations and decisions as necessary. If Tenant's Construction Representative is not readily available, _____, _____ (address), telephone number: _____, cell number: _____ fax number: _____, e-mail: _____ shall be the designated alternate representative. Tenant's Construction Representatives shall have the authority to bind Tenant as to all matters relating to the Tenant Improvement Work. Landlord's designated construction representative is   _____,   _____   (address),   telephone   number: _____,   cell   number:

RETAIL LEASE   Please Initial
Exhibit F

                                                                                                        _____   _____
                                                                                                         Landlord   Tenant

_____ fax number: _____, e-mail: _____. During construction of the Tenant Improvement Work, Landlord and Tenant each shall respond to requests for information or decisions within a reasonable time. Without limiting the foregoing, each party shall cooperate with the other to facilitate and expedite the efficient design and construction of the Tenant Improvement Work. Tenant's and Landlord's representatives shall hold regular meetings at a reasonable time (but not required more often than weekly) regarding the progress of the Tenant Improvement Work, which meeting shall be held at a location designated by Tenant on the construction site, or as otherwise mutually agreed by Landlord and Tenant.

SECTION 7   Construction Inspection; Notice of Nonresponsibility.
Landlord and Landlord's representatives, agents and building management employees shall at all times during construction have access to the construction site to conduct periodic construction inspections provided said inspections do not unreasonably interfere with Tenant's contractors or subcontractors. Landlord may at any time post one or more notices of nonresponsibility at the Premises.

SECTION 8   Commencement Date.
The Commencement Date shall be as set forth in Section 1 of the Lease, notwithstanding the date of substantial completion of the Tenant Improvement Work. For purposes of this Work Agreement and the Lease, the term "substantial completion" with respect to the Tenant Improvement Work means that the Tenant Improvement Work has been completed substantially in accordance with the Final Plans, notwithstanding that minor or insubstantial details of construction, mechanical adjustment, or decoration remain to be performed, the noncompletion of which does not materially adversely interfere with Tenant's beneficial use of the Premises.

SECTION 9   Punch List.
Upon substantial completion of the Tenant Improvement Work, Landlord and Tenant shall promptly jointly inspect the Premises and note any additional items of Tenant Improvement Work that remain to be completed. On the basis of the joint inspection, Landlord shall prepare a list (the "Punch List") setting forth all the items of Tenant Improvement Work that remain to be completed. The joint inspection, delivery of the Punch List, and completion of the Punch List are not prerequisites to the occurrence of substantial completion or the occurrence of the Commencement Date. Tenant shall use reasonable efforts to cause all items set forth on the Punch List to be completed within one (1) month following preparation of the Punch List.

SECTION 10   Construction Rules.
Tenant shall be responsible for assuring its General Contractor's compliance with the construction rules attached hereto as Exhibit E-2. Landlord reserves the right to implement additional rules and regulations as it may deem necessary.

SECTION 11   Effect of Work Agreement.
Except as specifically modified by the terms and conditions of this Work Agreement, all terms and conditions of the Lease remain in full force and effect and all such terms and conditions apply to the performance of the parties' obligations under this Work Agreement. In the event of a conflict between the terms hereof and the terms of the Lease, the terms hereof shall control.

SECTION 12   Use of Capitalized Terms.
Terms capitalized, but not defined herein, shall have the meaning set forth in the Lease.

[Signatures on Following Page]

RETAIL LEASE   Please Initial
Exhibit F

                                                                                               _____ _____
                                                                                                Landlord   Tenant

IN WITNESS WHEREOF, the parties hereto have executed this Work Agreement to be effective as of the execution date of the Lease:

Tenant: **Landlord:**

By:_____   By:_____

Date:_____   Date:_____

Exhibit E-1 - Preliminary Plans

Exhibit E-2 - Construction Rules

EXHIBIT E-2

CONSTRUCTION RULES

a)   The General Contractor acknowledges that this building is or may be in the future certified/rated pursuant to the U.S. EPA's Energy Star or the U.S. Green Building Council's rating system.

b)   An agent or representative of General Contractor must be present on the site at all times when work is in process.

c)   All inspections that must be performed by testing any or all of the life safety system, e.g., alarms, annunciator, voice activated, strobe lights, etc., must be performed prior to 8:00 a.m. or after 4:30 p.m., and the on-site engineer must be present. At least forty-eight (48) hours' notice must be provided to the Building Manager advising that an inspection has been requested.

d)   The use of the freight elevator for deliveries and removals shall be scheduled in advance by General Contractor with the Building Manager for the transfer of all construction materials, tools, and trash to and from the construction floor. Passenger elevators shall not be used for these purposes. Large transfers of materials, whether for deliveries or removals, must be done prior to 7:00 a.m. or after 6:00 p.m. No deliveries of any kind or nature shall be brought in through the front door of the Building at any time.

e)   General Contractor shall take all necessary precautions to protect all walls, carpets, floors, furniture, fixtures, and equipment outside the work area and shall repair or replace damaged property without cost to Landlord.

f)   Sources of water and electricity will be furnished to General Contractor without cost, in reasonable quantities for use in lighting, power tools, drinking water, water for testing, etc. "Reasonable quantities" will be determined on a case-by-case basis but are generally intended to mean quantities comparable to the water and electrical demand Tenant would use upon taking

g)   Demolition of an area in excess of one hundred (100) square feet must be performed before 8:00 a.m. or after 6:00 p.m. General Contractor shall notify the Building Manager's office at least one (1) full business day prior to commencement of extremely dusty work (sheet rock cutting, sanding, extensive sweeping, etc.) so arrangements can be made for additional filtering capacity on the affected HVAC equipment. Failure to make such notification will result in General Contractor's absorbing the costs to return the equipment to its proper condition. All lights must be covered during high dust construction due to a plenum return air system.

h)   All painting must be completed outside of normal office hours (after 5:00 PM and before 7:00 AM) or on weekends. Paints used on site shall be low-VOC and are to be brush-applied only; spray painting is not allowed on site unless prior approval is obtained from Building Manager.

i)   Any and all existing building materials removed and not reused in the construction shall be disposed of by General Contractor as waste or unwanted materials, unless otherwise directed by the Building Manager. General Contractor shall at all times keep areas outside the work area free from waste material, rubbish, and debris and shall remove waste materials from the Building on a daily basis. Upon construction completion, General Contractor shall remove all debris and thoroughly clean the work area and any common areas impacted by the work.

j)   General Contractor agrees to provide the Building Manager with at least seventy-two (72) hours advance notice of all chemicals to be used on site through written notice and delivery of MSDS sheets.

k)   Standard construction hours are 6:30 a.m. - 5:00 p.m. The Building Manager must be notified at least two

_____ _____
Landlord   Tenant

(2) full business days in advance of any work that may disrupt normal business operations, e.g., drilling or cutting of the concrete floor slab. The Building Manager reserves the right to determine what construction work is considered inappropriate for normal business hours.

l)   No abusive language or actions on the part of the workers will be tolerated. It will be the responsibility of General Contractor to enforce this regulation on a day-to-day basis. General Contractor and subcontractors shall remain in the designated construction area so as not to unnecessarily interrupt other tenants. All workers must wear company identification.

m)   General Contractor is to perform a thorough inspection of all common areas to which it requires access prior to construction to document existing Building conditions. Upon completion of work, if necessary, General Contractor shall return these areas to the same condition in which they were originally viewed. Any damage caused by General Contractor shall be corrected at its sole cost.

n)   General Contractor or subcontractor signage may not be displayed in the Building common areas or on any of the window glass.

o)   In case of emergency, General Contractor shall call the police/fire department and/or medical services, followed immediately by a call to the Building Manager.

At no time will the Building staff accept deliveries on behalf of General Contractor or any subcontractor.

EXHIBIT I: BACKGROUND CHECKS

 

1. Name of covered person: Creative Homies HQ, LLC
2. Date: May 25, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Creative Homies HQ, LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

    Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

crowdcheck badactorreport

1. Name of covered person: Adewale Agboola
2. Date: May 25, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Adewale Agboola is likely: **Not disqualified**	✓
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✓
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✓
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✓
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✓

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

1. Name of covered person: Cyrus Coleman
2. Date: May 25, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Cyrus Coleman is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com